




MACK-CALI®
Realty Corporation

2011 Annual Report

Financial Summary

(In thousands, except per share amounts)

	2011	2010	2009	2008	2007
Total revenues	$ 724,279	$787,480	$758,925	$ 772,780	$803,162
Property expenses*	$ 278,392	$282,064	$274,418	$ 277,142	$268,404
General and administrative	$ 35,541	$ 35,003	$ 39,779	$ 43,861	$ 52,156
Interest expense	$ 125,975	$149,329	$140,068	$ 126,937	$125,467
Net income available to common shareholders	$ 69,684	$ 52,900	$ 52,568	$ 51,726	$108,466
Net income per share–basic	$ 0.81	$ 0.67	$ 0.71	$ 0.79	$ 1.62
Net income per share–diluted	$ 0.81	$ 0.67	$ 0.71	$ 0.79	$ 1.61
Dividends declared per common share	$ 1.80	$ 1.80	$ 1.80	$ 2.56	$ 2.56
Basic weighted average shares outstanding	86,047	79,224	74,318	65,489	67,026
Diluted weighted average shares outstanding	98,962	92,477	88,389	80,648	82,500

Property expenses are calculated by taking the sum of real estate taxes, utilities, and operating services for each of the years presented.

About Mack-Cali:

Mack-Cali Realty Corporation is a fully integrated, self-administered, self-managed real estate investment trust (REIT) providing management, leasing, development, construction, and other tenant-related services for its class A real estate portfolio. The Company, which serves more than 2,000 tenants, owns or has interests in 278 properties totaling approximately 32.4 million square feet, plus land for the development of an additional 12.3 million square feet of space. Mack-Cali's holdings are located in the Northeast and Mid-Atlantic regions and include approximately 27.2 million square feet of office space, 4.8 million square feet of office/flex space, and 387,400 square feet of industrial/warehouse space.

Our Mission:

Mack-Cali Realty Corporation, an industry leader in office properties, strives to provide superior work environments and services to its clients. Through dynamic teamwork, Mack-Cali will continue to assert itself as the office owner of choice in its core markets, and by anticipating the evolving needs of business, will maximize value for its investors and employees.

Pictured on the cover is 21 Sylvan Way, Mack-Cali Business Campus in Parsippany, N.J.

To Our Shareholders



Mitchell E. Hersh
President and Chief Executive Officer

We are especially committed to protecting our position as a preferred provider of office space within our markets.

We continue to navigate through these unprecedented times. The economic recovery has been anemic thus far. Given the gridlock in Washington, D.C., and the lack of visibility regarding corporate and personal income tax policy and entitlement programs, coupled with the unresolved European Union debt crisis, many businesses are focused intently on the present, and have learned to do more with less. That attitude extends to their view of their real estate needs; most are more likely to take only the minimum amount of office space needed to house their workforce. And while Mack-Cali can offer its tenants a great deal of flexibility with our vast portfolio and resources, it does create a somewhat static office space environment in terms of leasing velocity, rental rates, acquisition and disposition transactions, and development.

No different from years past, it is business as usual at Mack-Cali. We are always working to maintain and, where possible, improve our position in all aspects of our business. We are especially committed to protecting our position as a preferred provider of office space within our markets, as well as maintaining a strong balance sheet and the ability to take advantage of opportunities as they present themselves. I am happy to report those objectives were met in 2011 and that the year, while certainly challenging, was successful.

Partnering with Our Tenants

While the market for office space remains very competitive, we performed well, holding our own with both existing and new tenants. Operationally, we continued to maintain and reinvest in buildings that are unrivaled in quality and location. On the financial side, we retained our flexibility and employed a sound fiscal approach. Investors saw a company successfully maintaining its strong portfolio occupancy, its reputation and credit rating, and its commitment to paying dividends. Our results reflected remarkable stability, a characteristic our stakeholders are counting on in tough times.

At the center of it all is Mack-Cali's core philosophy – "Tenants First" – which is well suited for this economic environment. Our dedication and ability to rise to the expectations and needs of space users of diverse size, business focus, and sophistication serve us well in a constrained marketplace. We offer continuity, flexibility, expertise, and creative problem solving at a time when businesses are moving more slowly and carefully. In Mack-Cali, they have a partner who will respond to accommodate their needs. It is an approach that fosters loyalty in existing tenants and forges understanding and trust in new or expanding relationships.

Leasing Performance

Mack-Cali continues to outperform most of the markets in which we do business and executed leases with strong credit tenants throughout the portfolio. Several examples of our New Jersey activity include two transactions with HQ Global Workplaces, LLC, a provider of workplace solutions, totaling 36,158 square feet – one at 50 Tice Boulevard in Woodcliff Lake and another at 101 Hudson Street in Jersey City. Law firm Bressler Amery & Ross, P.C. signed a renewal and expansion for 70,674

These results are a testament to the ideal locations and impressive quality of the Mack-Cali portfolio.



555 Taxter Road, Taxter Corporate Park
Elmsford, NY

square feet at 325 Columbia Turnpike in Florham Park. Capsugel, the global leader in innovative dosage forms and solutions for the healthcare industry, signed a new lease for 27,496 square feet at 412 Mt. Kemble Avenue in Morris Township, and CoreLab Partners, Inc., a provider of medical image assessment and cardiac safety services, signed lease transactions totaling 58,807 square feet at Princeton Overlook I, 100 Overlook Center in Princeton.

Among the largest of the New Jersey renewals was a transaction with Movado Group, Inc., one of the world's premier watchmakers, for its 90,050-square-foot corporate headquarters at Mack-Cali Centre II, 650 From Road in Paramus.

In Jersey City, Mack-Cali's 3.1 million-square-foot, five-building, "city within a city" Harborside Financial Center and 1.25 million-square-foot 101 Hudson Street saw significant activity. Jefferies & Company, Inc., a global securities and investment banking firm, extended their current 55,560-square-foot lease at Harborside Plaza 3 while also signing a lease for 62,763 square feet at 101 Hudson Street.

There was also significant activity in our buildings serving suburban markets in Westchester County, N.Y., and near Philadelphia, including significant lease transactions with such tenants as Xand Corporation, a provider of data center infrastructure and business continuity solutions, for 89,710 square feet at Mid-Westchester Executive Park in Hawthorne, N.Y., and PNC Bank, N.A. for 30,426 square feet at Westlakes Office Park in Berwyn, Pa.

In New York City, the location and amenities offered by 125 Broad Street make it one of Downtown Manhattan's most prestigious business addresses. Four new tenants, law firm Wilson Elser Moskowitz Edelman & Dicker; Continental Casualty Company; Gen Re, a subsidiary of Berkshire Hathaway; and AXA Insurance Company, leased a total of 193,500 square feet on long-term leases.

These results are a testament to the ideal locations and impressive quality of the Mack-Cali portfolio, strong tenant relationships, unparalleled property management and customer service, the financial strength that our sponsorship represents, and the professionalism of our leasing team.

Putting Our Land Inventory to Work

In the fall, we announced the signing of a 15-year, three-month lease transaction with Wyndham Worldwide Corporation to build Phase 2 of its corporate headquarters at Mack-Cali Business Campus in Parsippany, N.J., along with a lease extension on the recently completed Phase 1.

More recently, we announced the formation of a joint venture with Ironstate Development Company to develop luxury multi-family rental towers on the Jersey City Waterfront at our Harborside Financial Center. We anticipate a 2012 groundbreaking on Phase 1 of the project, which will consist of two towers containing approximately 600 apartments each, on a pedestal base containing street-level retail, parking, and rooftop amenities. Both of the projects will be built to LEED standards.

We have also announced the signing of a letter of intent for a ground lease with a major retailer for a 140,000-square-foot anchor store on one of our Morris County land sites and are currently moving forward with the engineering and rezoning of this parcel.

Realizing Energy Efficiency

Another of our company's successful initiatives last year was our focus on improving energy efficiency. During the year, a



500 College Road East, Princeton, NJ

Mack-Cali vs. Market Occupancies
% leased at 12/31/11,
Office Properties in Core Markets


Mack-Cali
Market*
88.5%
83.6%
85.6%
84.5%
94.5%
89.2%
Northern and Central NJ
Westchester County, NY
Washington, DC

*Source: Cushman & Wakefield, Direct Vacancies, All Classes.

large number of our buildings received the ENERGY STAR award, which is bestowed by the U.S. EPA and the Department of Energy. Commercial buildings that earn the designation use an average of 35 percent less energy than typical buildings and also release into the atmosphere 35 percent less carbon dioxide. Only commercial buildings and industrial plants in the top 25 percent of facilities in the nation for energy efficiency qualify for this rating.

The properties designated with the ENERGY STAR award have adopted innovations such as energy-efficient lighting, enhanced programming and monitoring of automated maintenance systems, detailed monthly and quarterly checklists of physical systems, preventive maintenance measures, and the optimal use of outside air to minimize heating and cooling requirements without impacting tenant comfort. Enhancing our buildings in this way not only helps manage costs, it also meets the desire of many of our tenants to conduct business in an environmentally friendly way.

Subsequent to year-end, Liberty Corner Corporate Center at 106 Allen Road in Bernards Township, N.J., received LEED EB:OM v2009 Silver certification, making it the second multi-tenanted building in New Jersey to achieve this prestigious award.

Financial Fine-Tuning

While Mack-Cali had no pressing need to tap the capital markets during the year, we identified and took several actions that made sense and strengthened our financial profile.

In February, Mack-Cali completed a public offering of 7.2 million shares of common stock and used the net proceeds of approximately $227 million to pay down debt. Then in October, the Company's operating partnership refinanced its credit facility with a group of 20 lenders. The $600 million unsecured facility, which is expandable to $1 billion, carries an interest rate equal to LIBOR plus 125 basis points and a facility fee of 25 basis points and has a four-year term with a one-year extension option. These transactions demonstrate our ability to raise capital when prudent, as well as our ability to maintain balance sheet flexibility, and mitigate leverage.

Prepared for Change

I am often asked when the turnaround will come. I can only answer that positive signs are just beginning to emerge, that the improvements we have seen remain fragile, and that the challenge of maintaining firm footing continues in a very tough economy. After the last three years, no one is more eager for a return to robust economic growth than the management of Mack-Cali. Until that happens, however, patience should continue to be our watchword, stability and preparedness our posture.

Sincerely,

Mitchell E. Hersh
President and Chief Executive Officer

MC365®

Our "Tenants First" philosophy focuses on creating long-term relationships by providing efficient, productive office environments.



ENJOY FLEXIBILITY:

"Our needs have continued to change over the past several years and Mack-Cali has worked with us to provide the flexibility we need by renovating to our specific requirements. They have in-house professionals who know just how to maximize our space, which increases productivity."

Wayne Positan
Managing Director
Lum, Drasco & Positan LLC



One Barker Avenue, White Plains, NY

10 Independence Boulevard, Warren, NJ

11 Martine Avenue, Westchester Financial Center, White Plains, NY



SAVE MONEY:

"We knew Mack-Cali had the capability to make sure the build-out of our space met all of our needs, without us having to deal with second- and third-party vendors. That saved us a lot of time, money, and headaches."

Paul Boudreau
President
Morris County Chamber of Commerce



REDUCE RISK:

"I know I'm dealing with a well-established and visible company with millions of square feet of commercial office space. That gives me a high level of confidence, knowing I'm in a place where we have room to grow and my needs would be met. I knew Mack-Cali was a class A company and they were everything I expected them to be."

Dolores Calicchio
Chief People Officer
BAYADA Home Health Care



1000 Madison Avenue, Lower Providence, PA | Mack-Cali Centre III, 140 East Ridgewood Avenue, Paramus, NJ | 101 Hudson Street, Jersey City, NJ

INCREASE PRODUCTIVITY:

"We don't see Mack-Cali as only being our landlord. Their staff functions as if they are part of our team. It's a partnership more than anything. They do a tremendous job in maintaining the facilities, allowing us to focus on our business."

Clarence Thomas
Associate Vice President, Corporate Service
Keystone Mercy Health Plan



Corporate Officers

MITCHELL E. HERSH
President, Chief Executive Officer, and Director

BARRY LEFKOWITZ
Executive Vice President and Chief Financial Officer

ROGER W. THOMAS
Executive Vice President, General Counsel, and Secretary

ANTHONY KRUG
Senior Vice President, Finance

STEPHEN P. TRAPP
Senior Vice President, Development

DIANE CHAYES
First Vice President, Leasing

DEAN CINGOLANI
First Vice President, Property Management

ANTHONY P. DECARO, JR.
First Vice President, Property Management

CHRISTOPHER DELORENZO
First Vice President, Leasing

DANIEL WAGNER
First Vice President, Senior Associate General Counsel, and Assistant Secretary

JOHN ADDERLY
Vice President, Leasing

JAMES A. BELL
Vice President, Property Management

JAMES T. CORRIGAN
Vice President, Property Management

GIOVANNI M. DEBARI
Vice President, Corporate Controller

WILLIAM FITZPATRICK
Vice President, Treasury

ILENE JABLONSKI
Vice President, Marketing

JOHN J. MARAZZO
Vice President, Property Management

NICHOLAS MITAROTONDA, JR.
Vice President, Information Systems

JANICE H. TORCHINSKY
Vice President, Human Resources

GARY WAGNER
Vice President and Senior Associate General Counsel

JEFFREY WARNER
Vice President, Leasing

Board of Directors

WILLIAM L. MACK
Chairman of the Board of Directors and Chairman of the Executive Committee of the Board of Directors, Mack-Cali Realty Corporation; President and Senior Managing Partner, The Mack Company; and Managing Partner, AREA Property Partners

ALAN S. BERNIKOW
Chairman of the Audit Committee of the Board of Directors, Mack-Cali Realty Corporation; and Former Deputy Chief Executive Officer, Deloitte & Touche LLP

JOHN R. CALI
Member, Cali Futures, LLC

KENNETH M. DUBERSTEIN
Chairman and Chief Executive Officer, The Duberstein Group

NATHAN GANTCHER
Member of the Executive Committee of the Board of Directors, Mack-Cali Realty Corporation; and private investor

MITCHELL E. HERSH
President, Chief Executive Officer, and Member of the Executive Committee of the Board of Directors, Mack-Cali Realty Corporation

DAVID S. MACK
Senior Partner, The Mack Company

ALAN G. PHILIBOSIAN
Attorney-at-Law

DR. IRVIN D. REID
President Emeritus, Wayne State University

VINCENT TESE
Chairman, Wireless Cable International, Inc.

ROBERT F. WEINBERG
Partner and President, Robert Martin Company, LLC

ROY J. ZUCKERBERG
Member of the Executive Committee of the Board of Directors, Mack-Cali Realty Corporation; Senior Director, Goldman Sachs Group, Inc.; and Chairman, Samson Capital Advisors


MACK-CALI®
Realty Corporation

Form 10-K

SEC Mail Processing Section
APR 20 2012
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-13274

MACK-CALI REALTY CORPORATION

(Exact Name of Registrant as specified in its charter)

Maryland	**22-3305147**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
343 Thornall Street, Edison, New Jersey	**08837-2206**
(Address of principal executive offices)	(Zip code)

(732) 590-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on Which Registered)
Common Stock, $0.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ___ No X

As of June 30, 2011, the aggregate market value of the voting stock held by non-affiliates of the registrant was $2,828,296,158. The aggregate market value was computed with reference to the closing price on the New York Stock Exchange on such date. This calculation does not reflect a determination that persons are affiliates for any other purpose. The registrant has no non-voting common stock.

As of February 6, 2012, 87,800,496 shares of common stock, $0.01 par value, of the Company ("Common Stock") were outstanding.

LOCATION OF EXHIBIT INDEX: The index of exhibits is contained herein on page number 114.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's definitive proxy statement for fiscal year ended December 31, 2011 to be issued in conjunction with the registrant's annual meeting of shareholders expected to be held on June 5, 2012 are incorporated by reference in Part III of this Form 10-K. The definitive proxy statement will be filed by the registrant with the SEC not later than 120 days from the end of the registrant's fiscal year ended December 31, 2011.

FORM 10-K

Table of Contents

PART I

ITEM 1. BUSINESS

GENERAL

Mack-Cali Realty Corporation, a Maryland corporation (together with its subsidiaries, the "Company"), is a fully-integrated, self-administered and self-managed real estate investment trust ("REIT") that owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast. The Company performs substantially all commercial real estate leasing, management, acquisition, development and construction services on an in-house basis. Mack-Cali Realty Corporation was incorporated on May 24, 1994. The Company's executive offices are located at 343 Thornall Street, Edison, New Jersey 08837-2206, and its telephone number is (732) 590-1000. The Company has an internet website at www.mack-cali.com.

As of December 31, 2011, the Company owned or had interests in 278 properties, aggregating approximately 32.4 million square feet, plus developable land (collectively, the "Properties"), which are leased to over 2,000 tenants. The Properties are comprised of: (a) 269 wholly-owned or Company-controlled properties consisting of 163 office buildings and 95 office/flex buildings aggregating approximately 30.8 million square feet, six industrial/warehouse buildings totaling approximately 387,400 square feet, two stand-alone retail properties totaling approximately 17,300 square feet, and three land leases (collectively, the "Consolidated Properties"); and (b) eight buildings, which are primarily office properties, aggregating approximately 1.2 million square feet, and a 350-room hotel, which are owned by unconsolidated joint ventures in which the Company has investment interests. Unless otherwise indicated, all references to square feet represent net rentable area. As of December 31, 2011, the office, office/flex, industrial/warehouse and stand-alone retail properties included in the Consolidated Properties were 88.3 percent leased. Percentage leased includes all leases in effect as of the period end date, some of which have commencement dates in the future, and leases that expire at the period end date. Leases that expire as of December 31, 2011 aggregate 193,213 square feet, or 0.6 percent of the net rentable square footage. The Properties are located in five states, primarily in the Northeast, and the District of Columbia. See Item 2: Properties.

The Company's strategy has been to focus its operations, acquisition and development of office properties in high-barrier-to-entry markets and sub-markets where it believes it is, or can become, a significant and preferred owner and operator. The Company plans to continue this strategy by expanding through acquisitions and/or development in Northeast markets where it has, or can achieve, similar status. The Company believes that its Properties have excellent locations and access and are well-maintained and professionally managed. As a result, the Company believes that its Properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets. The Company also believes that its extensive market knowledge provides it with a significant competitive advantage, which is further enhanced by its strong reputation for, and emphasis on, delivering highly responsive, professional management services. See "Business Strategies."

As of December 31, 2011, executive officers and directors of the Company and their affiliates owned approximately six percent of the Company's outstanding shares of Common Stock (including Units redeemable into shares of Common Stock). As used herein, the term "Units" refers to limited partnership interests in Mack-Cali Realty, L.P., a Delaware limited partnership (the "Operating Partnership") through which the Company conducts its real estate activities. The Company's executive officers have been employed by the Company and/or its predecessor companies for an average of approximately 24 years.

BUSINESS STRATEGIES

Operations

Reputation: The Company has established a reputation as a highly-regarded landlord with an emphasis on delivering quality tenant services in buildings it owns and/or manages. The Company believes that its continued success depends in part on enhancing its reputation as an operator of choice, which will facilitate the retention of current tenants and the attraction of new tenants. The Company believes it provides a superior level of service to its tenants, which should in turn, allow the Company to outperform the market with respect to occupancy rates, as well as improve tenant retention.

Communication with tenants: The Company emphasizes frequent communication with tenants to ensure first-class service to the Properties. Property management personnel generally are located on site at the Properties to provide convenient access to management and to ensure that the Properties are well-maintained. Property management's primary responsibility is to ensure that buildings are operated at peak efficiency in order to meet both the Company's and tenants' needs and expectations. Property management personnel additionally budget and oversee capital improvements and building system upgrades to enhance the Properties' competitive advantages in their respective markets and to maintain the quality of the Properties.

Additionally, the Company's in-house leasing representatives develop and maintain long-term relationships with the Company's diverse tenant base and coordinate leasing, expansion, relocation and build-to-suit opportunities within the Company's portfolio. This approach allows the Company to offer office space in the appropriate size and location to current or prospective tenants in any of its sub-markets.

Portfolio Management: The Company plans to continue to own and operate a portfolio of properties in high-barrier-to-entry markets, with a primary focus in the Northeast. The Company's primary objectives are to maximize operating cash flow and to enhance the value of its portfolio through effective management, acquisition, development and property sales strategies, as follows:

The Company seeks to maximize the value of its existing portfolio through implementing operating strategies designed to produce the highest effective rental and occupancy rates and lowest tenant installation cost within the markets that it operates, and further within the parameters of those markets. The Company continues to pursue internal growth through leasing vacant space, re-leasing space at higher effective rents with contractual rent increases and developing or redeveloping space for its diverse base of high credit tenants, including Wyndham Worldwide, National Union Fire Insurance and The United States of America - GSA. In addition, the Company seeks economies of scale through volume discounts to take advantage of its size and dominance in particular sub-markets, and operating efficiencies through the use of in-house management, leasing, marketing, financing, accounting, legal, development and construction services.

Acquisitions: The Company also believes that growth opportunities exist through acquiring operating properties or properties for redevelopment with attractive returns in its core Northeast sub-markets where, based on its expertise in leasing, managing and operating properties, it believes it is, or can become, a significant and preferred owner and operator. The Company intends either directly or through joint ventures to acquire, invest in or redevelop additional properties that: (i) are expected to provide attractive initial yields with potential for growth in cash flow from operations; (ii) are well-located, of high quality and competitive in their respective sub-markets; (iii) are located in its existing sub-markets or in sub-markets in which the Company can become a significant and preferred owner and operator; and (iv) it believes have been under-managed or are otherwise capable of improved performance through intensive management, capital improvements and/or leasing that should result in increased effective rental and occupancy rates.

Development: The Company seeks to selectively develop additional properties either directly or through joint ventures where it believes such development will result in a favorable risk-adjusted return on investment in coordination with the above operating strategies. Such development primarily will occur: (i) when leases have been executed prior to construction; (ii) in stable core Northeast sub-markets where the demand for such space exceeds available supply; and (iii) where the Company is, or can become, a significant and preferred owner and operator.

Property Sales: While management's principal intention is to own and operate its properties on a long-term basis, it periodically assesses the attributes of each of its properties, with a particular focus on the supply and demand fundamentals of the sub-markets in which they are located. Based on these ongoing assessments, the Company may, from time to time, decide to sell any of its properties.

Financial

The Company currently intends to maintain a ratio of debt-to-undepreciated assets (total debt of the Company as a percentage of total undepreciated assets) of 50 percent or less, however there can be no assurance that the Company will be successful in maintaining this ratio. As of December 31, 2011 and 2010, the Company's total debt constituted approximately 33.6 percent and 37.0 percent of total undepreciated assets of the Company, respectively. Although there is no limit in the Company's organizational documents on the amount of indebtedness that the Company may incur, the Company has entered into certain financial agreements which contain covenants that limit the Company's ability to incur indebtedness under certain circumstances. The Company intends to utilize the most appropriate sources of capital for future acquisitions, development, capital improvements and other investments, which may include funds from operating activities, proceeds from property and land sales, short-term and long-term borrowings (including draws on the Company's revolving credit facility), and the issuance of additional debt or equity securities.

EMPLOYEES

As of December 31, 2011, the Company had approximately 379 full-time employees.

COMPETITION

The leasing of real estate is highly competitive. The Properties compete for tenants with lessors and developers of similar properties located in their respective markets primarily on the basis of location, the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), services provided, the design and condition of the Properties, and reputation as an owner and operator of quality office properties in the relevant market. The Company also experiences competition when attempting to acquire or dispose of real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships, individual investors and others.

REGULATIONS

Many laws and governmental regulations apply to the ownership and/or operation of the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or to borrow using such property as collateral and may expose it to liability resulting from any release of, or exposure to, such substances. Persons who arrange for the disposal or treatment of hazardous or toxic substances at another location may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for the release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental penalties and injuries to persons and property.

There can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability, (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company, or (iii) the Company's assessments reveal all environmental liabilities and that there are no material environmental liabilities of which the Company is aware. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds the Company's budgets for such items, the Company's ability to make expected distributions to stockholders could be adversely affected.

There are no other laws or regulations which have a material effect on the Company's operations, other than typical federal, state and local laws affecting the development and operation of real property, such as zoning laws.

INDUSTRY SEGMENTS

The Company operates in two industry segments: (i) real estate; and (ii) construction services. As of December 31, 2011, the Company does not have any foreign operations and its business is not seasonal. Please see our financial statements attached hereto and incorporated by reference herein for financial information relating to our industry segments.

RECENT DEVELOPMENTS

On May 1, 2011, the Company placed in service 55 Corporate Drive, a 204,057 square-foot office building located in Bridgewater, New Jersey. The Company incurred total costs on the project of approximately $48.1 million through December 31, 2011.

In August 2011, the Company commenced construction of a 203,000 square foot office building which is pre-leased for 15 years and three months, subject to two extension options of between five and 10 years each, to Wyndham Worldwide. Wyndham currently leases space in neighboring buildings in the Mack-Cali Business Campus in Parsippany, New Jersey. The new building is expected to be delivered to the tenant in the first quarter of 2013 at a total estimated cost of approximately $53.5 million.

On December 5, 2011, the Company entered into a development agreement (the "Development Agreement") with Ironstate Development LLC ("Ironstate") for the development of up to 2 million square feet of residential space with associated parking and ancillary retail space on land owned by the Company at its Harborside Financial Center complex in Jersey City, New Jersey (the "Harborside Residential Project"). The first phase of the project is expected to consist of a parking pedestal to support two high-rise towers of approximately 500 apartment units each, and estimated to cost approximately $400 million. The parties anticipate a fourth quarter 2012 ground breaking and the project will be ready for occupancy within approximately two years thereafter.

Pursuant to the Development Agreement, the Company and Ironstate shall co-develop the Harborside Residential Project with Ironstate responsible for obtaining all required development permits and approvals. Major decisions with respect to the Harborside Residential Project will require the consent of the Company and Ironstate. The Company and Ironstate will have 85 and 15 percent interests, respectively, in the Harborside Residential Project. The Company will receive capital credit of $30 per approved developable square foot for its land.

The Development Agreement is subject to obtaining required approvals and development financing as well as numerous customary undertakings, covenants, obligations and conditions. The Company has the right to reasonably determine that any phase of the Harborside Residential Project is not economically viable and may elect not to proceed, subject to certain conditions, with no further obligations to Ironstate other than reimbursement to Ironstate of all or a portion of the costs incurred by it to obtain any required approvals.

The Company's core markets continue to be weak. The percentage leased in the Company's consolidated portfolio of stabilized operating properties was 88.3 percent at December 31, 2011, as compared to 89.1 percent at December 31, 2010 and 90.1 percent at December 31, 2009. Percentage leased includes all leases in effect as of the period end date, some of which have commencement dates in the future and leases that expire at the period end date. Leases that expired as of December 31, 2011, 2010 and 2009 aggregate 193,213, 187,058 and 64,672 square feet, respectively, or 0.6, 0.6 and 0.2 percentage of the net rentable square footage, respectively. The Company believes that vacancy rates may continue to increase in some of its markets through 2012 and possibly beyond. As a result, the Company's future earnings and cash flow may continue to be negatively impacted by current market conditions.

The Company expects that the impact of the current state of the economy, including high unemployment, will continue to have a dampening effect on the fundamentals of its business, including lower occupancy and reduced effective rents. These conditions would negatively affect the Company's future net income and cash flows and could have a material adverse effect on the Company's financial condition.

FINANCING ACTIVITY

On February 18, 2011, the Company completed a public offering of 7,187,500 shares of common stock and used the net proceeds, which totaled approximately $227.4 million (after offering costs) primarily to repay borrowings under the Company's unsecured revolving credit facility.

On October 21, 2011, the Operating Partnership, refinanced its unsecured revolving credit facility with a group of 20 lenders. The $600 million unsecured facility, which is expandable to $1 billion, carries an interest rate equal to LIBOR plus 125 basis points. The credit facility, which also carries a facility fee of 25 basis points, has a four-year term with a one-year extension option. The interest rate and facility fee are subject to adjustment, on a sliding scale, based upon the Operating Partnership's unsecured debt ratings.

On October 28, 2011, the Company redeemed its Series C Preferred Stock at a price of $2,500 per share, plus accrued and unpaid dividends through the date prior to the redemption date. The write off of preferred stock issuance costs of $164,000 is included in preferred stock dividends for the year ended December 31, 2011.

AVAILABLE INFORMATION

The Company's internet website is www.mack-cali.com. The Company makes available free of charge on or through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after it electronically files or furnishes such materials to the Securities and Exchange Commission. In addition, the Company's internet website includes other items related to corporate governance matters, including, among other things, the Company's corporate governance principles, charters of various committees of the Board of Directors, and the Company's code of business conduct and ethics applicable to all employees, officers and directors. The Company intends to disclose on its internet website any amendments to or waivers from its code of business conduct and ethics as well as any amendments to its corporate governance principles or the charters of various committees of the Board of Directors. Copies of these documents may be obtained, free of charge, from our internet website. Any shareholder also may obtain copies of these documents, free of charge, by sending a request in writing to: Mack-Cali Investor Relations Department, 343 Thornall Street, Edison, NJ 08837-2206.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We consider portions of this report, including the documents incorporated by reference, to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of such act. Such forward-looking statements relate to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenue and other financial items. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "potential," "should," "expect," "anticipate," "estimate," "continue" or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Among the factors about which we have made assumptions are:

- risks and uncertainties affecting the general economic climate and conditions, which in turn may have a negative effect on the fundamentals of our business and the financial condition of our tenants;
- the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;
- the extent of any tenant bankruptcies or of any early lease terminations;
- our ability to lease or re-lease space at current or anticipated rents;
- changes in the supply of and demand for office, office/flex and industrial/warehouse properties;
- changes in interest rate levels and volatility in the securities markets;
- changes in operating costs;
- our ability to obtain adequate insurance, including coverage for terrorist acts;
- the availability of financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense;
- changes in governmental regulation, tax rates and similar matters; and
- other risks associated with the development and acquisition of properties, including risks that the development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated.

For further information on factors which could impact us and the statements contained herein, see Item 1A: Risk Factors.

We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

ITEM 1A. RISK FACTORS

Our results from operations and ability to make distributions on our equity and debt service on our indebtedness may be affected by the risk factors set forth below. All investors should consider the following risk factors before deciding to purchase securities of the Company. The Company refers to itself as "we" or "our" in the following risk factors.

Adverse economic and geopolitical conditions in general and the Northeastern suburban office markets in particular could have a material adverse effect on our results of operations, financial condition and our ability to pay distributions to you.
Our business may be affected by the continuing volatility in the financial and credit markets, the general global economic conditions, continuing high unemployment, and other market or economic challenges experienced by the U.S. economy or real estate industry as a whole. Our business also may be adversely affected by local economic conditions, as substantially all of our revenues are derived from our properties located in the Northeast, particularly in New Jersey, New York and Pennsylvania. Because our portfolio consists primarily of office and office/flex buildings (as compared to a more diversified real estate portfolio) located principally in the Northeast, if economic conditions persist or deteriorate, then our results of operations, financial condition and ability to service current debt and to pay distributions to our shareholders may be adversely affected by the following, among other potential conditions:

- significant job losses in the financial and professional services industries may occur, which may decrease demand for our office space, causing market rental rates and property values to be negatively impacted;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from both our existing operations and our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- the value and liquidity of our short-term investments and cash deposits could be reduced as a result of a deterioration of the financial condition of the institutions that hold our cash deposits or the institutions or assets in which we have made short-term investments, the dislocation of the markets for our short-term investments, increased volatility in market rates for such investments or other factors;
- reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair our ability to access capital; and
- one or more lenders under our line of credit could refuse or be unable to fund their financing commitment to us and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

These conditions, which could have a material adverse effect on our results of operations, financial condition and ability to pay distributions, may continue or worsen in the future.

Our performance is subject to risks associated with the real estate industry.
General: Our business and our ability to make distributions or payments to our investors depend on the ability of our properties to generate funds in excess of operating expenses (including scheduled principal payments on debt and capital expenditures). Events or conditions that are beyond our control may adversely affect our operations and the value of our Properties. Such events or conditions could include:

- changes in the general economic climate and conditions;
- changes in local conditions, such as an oversupply of office space, a reduction in demand for office space, or reductions in office market rental rates;
- decreased attractiveness of our properties to tenants;
- competition from other office and office/flex properties;
- our inability to provide adequate maintenance;
- increased operating costs, including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents;

- changes in laws and regulations (including tax, environmental, zoning and building codes, and housing laws and regulations) and agency or court interpretations of such laws and regulations and the related costs of compliance;
- changes in interest rate levels and the availability of financing;
- the inability of a significant number of tenants to pay rent;
- our inability to rent office space on favorable terms; and
- civil unrest, earthquakes, acts of terrorism and other natural disasters or acts of God that may result in uninsured losses.

We may suffer adverse consequences if our revenues decline since our operating costs do not necessarily decline in proportion to our revenue: We earn a significant portion of our income from renting our properties. Our operating costs, however, do not necessarily fluctuate in relation to changes in our rental revenue. This means that our costs will not necessarily decline even if our revenues do. Our operating costs could also increase while our revenues do not. If our operating costs increase but our rental revenues do not, we may be forced to borrow to cover our costs and we may incur losses. Such losses may adversely affect our ability to make distributions or payments to our investors.

Financially distressed tenants may be unable to pay rent: If a tenant defaults, we may experience delays and incur substantial costs in enforcing our rights as landlord and protecting our investments. If a tenant files for bankruptcy, a potential court judgment rejecting and terminating such tenant's lease could adversely affect our ability to make distributions or payments to our investors as we may be unable to replace the defaulting tenant with a new tenant at a comparable rental rate without incurring significant expenses or a reduction in rental income.

Renewing leases or re-letting space could be costly: If a tenant does not renew its lease upon expiration or terminates its lease early, we may not be able to re-lease the space on favorable terms or at all. If a tenant does renew its lease or we re-lease the space, the terms of the renewal or new lease, including the cost of required renovations or concessions to the tenant, may be less favorable than the current lease terms, which could adversely affect our ability to make distributions or payments to our investors.

Adverse developments concerning some of our major tenants and industry concentrations could have a negative impact on our revenue: Recent developments in the general economy and the global credit markets have had a significant adverse effect on many companies in numerous industries. We have tenants concentrated in various industries that may be experiencing adverse effects of current economic conditions. Our business could be adversely affected if any of these tenants or any other tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely manner or at all.

Our insurance coverage on our properties may be inadequate or our insurance providers may default on their obligations to pay claims: We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire and flood. We cannot guarantee that the limits of our current policies will be sufficient in the event of a catastrophe to our properties. We cannot guarantee that we will be able to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, while our current insurance policies insure us against loss from terrorist acts and toxic mold, in the future, insurance companies may no longer offer coverage against these types of losses, or, if offered, these types of insurance may be prohibitively expensive. If any or all of the foregoing should occur, we may not have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. Should an uninsured loss or a loss in excess of our insured limits occur, we could lose all or a portion of the capital we have invested in a property or properties, as well as the anticipated future revenue from the property or properties. Nevertheless, we might remain obligated for any mortgage debt or other financial obligations related to the property or properties. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Such events could adversely affect our ability to make distributions or payments to our investors. If one or more of our insurance providers were to fail to pay a claim as a result of insolvency, bankruptcy or otherwise, the nonpayment of such claims could have an adverse effect on our financial condition and results of operations. In addition, if one or more of our insurance providers were to become subject to insolvency, bankruptcy or other proceedings and our insurance policies with the provider were terminated or canceled as a result of those proceedings, we cannot guarantee that we would be able to find alternative coverage in adequate amounts or at reasonable prices. In such case, we could experience a lapse in any or adequate insurance coverage with respect to one or more properties and be exposed to potential losses relating to any claims that may arise during such period of lapsed or inadequate coverage.

Illiquidity of real estate limits our ability to act quickly: Real estate investments are relatively illiquid. Such illiquidity may limit our ability to react quickly in response to changes in economic and other conditions. If we want to sell an investment, we might not be able to dispose of that investment in the time period we desire, and the sales price of that investment might not recoup or exceed the amount of our investment. The prohibition in the Internal Revenue Code of 1986, as amended (the "Code"), and related regulations on a real estate investment trust holding property for sale also may restrict our ability to sell property. In addition, we acquired a significant number of our properties from individuals to whom we issued Units as part of the purchase price. In connection with the acquisition of these properties, in order to preserve such individual's income tax deferral, we contractually agreed not to sell or otherwise transfer the properties for a specified period of time, except in a manner which does not result in recognition of any built-in-gain (which may result in an income tax liability) or which reimburses the appropriate individuals for the income tax consequences of the recognition of such built-in-gains. As of December 31, 2011, seven of our properties, with an aggregate net book value of approximately $131.6 million, were subject to these restrictions which expire periodically through 2016. For those properties where such restrictions have lapsed, we are generally required to use commercially reasonable efforts to prevent any sale, transfer or other disposition of the subject properties from resulting in the recognition of built-in gain to the appropriate individuals. 129 of our properties, with an aggregate net book value of approximately $1.7 billion, have lapsed restrictions and are subject to these conditions. The above limitations on our ability to sell our investments could adversely affect our ability to make distributions or payments to our investors.

Americans with Disabilities Act compliance could be costly: Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could involve removal of structural barriers from certain disabled persons' entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such accesses. Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the ADA or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. Such costs may adversely affect our ability to make distributions or payments to our investors.

Environmental problems are possible and may be costly: Various federal, state and local laws and regulations subject property owners or operators to liability for the costs of removal or remediation of certain hazardous or toxic substances located on or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for or even knew of the presence of such substances. The presence of or failure to properly remediate hazardous or toxic substances (such as toxic mold) may adversely affect our ability to rent, sell or borrow against contaminated property and may impose liability upon us for personal injury to persons exposed to such substances. Various laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of such substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for such disposal ever owned or operated the disposal facility. Certain other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing or other materials into the air, water or otherwise into the environment. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under such laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of such costs and expenses could adversely affect our ability to make distributions or payments to our investors.

We face risks associated with property acquisitions: We have acquired in the past, and our long-term strategy is to continue to pursue the acquisition of properties and portfolios of properties in New Jersey, New York and Pennsylvania and in the Northeast generally, including large real estate portfolios that could increase our size and result in alterations to our capital structure. We may be competing for investment opportunities with entities that have greater financial resources. Several office building developers and real estate companies may compete with us in seeking properties for acquisition, land for development and prospective tenants. Such competition may adversely affect our ability to make distributions or payments to our investors by:

- reducing the number of suitable investment opportunities offered to us;
- increasing the bargaining power of property owners;
- interfering with our ability to attract and retain tenants;

- increasing vacancies which lowers market rental rates and limits our ability to negotiate rental rates; and/or
- adversely affecting our ability to minimize expenses of operation.

Our acquisition activities and their success are subject to the following risks:

- adequate financing to complete acquisitions may not be available on favorable terms or at all as a result of the continuing volatility in the financial and credit markets;
- even if we enter into an acquisition agreement for a property, we may be unable to complete that acquisition and risk the loss of certain non-refundable deposits and incurring certain other acquisition-related costs;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates;
- any acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and acquired properties may fail to perform as expected; which may adversely affect our results of operations and financial condition.

New acquisitions may fail to perform as expected: We may acquire new office properties, assuming that we are able to obtain capital on favorable terms. Such newly acquired properties may not perform as expected and may subject us to unknown liability with respect to liabilities relating to such properties for clean-up of undisclosed environmental contamination or claims by tenants, vendors or other persons against the former owners of the properties. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. In addition, future operating expenses or the costs necessary to bring an acquired property up to standards established for its intended market position may be underestimated.

Development of real estate could be costly: As part of our operating strategy, we may acquire land for development or construct on owned land, under certain conditions. Included among the risks of the real estate development business are the following, which may adversely affect our ability to make distributions or payments to our investors:

- financing for development projects may not be available on favorable terms;
- long-term financing may not be available upon completion of construction;
- failure to complete construction on schedule or within budget may increase debt service expense and construction costs; and
- failure to rent the development at all or at rent levels originally contemplated.

Property ownership through joint ventures could subject us to the contrary business objectives of our co-venturers: We, from time to time, invest in joint ventures or partnerships in which we do not hold a controlling interest in the assets underlying the entities in which we invest, including joint ventures in which (i) we own a direct interest in an entity which controls such assets, or (ii) we own a direct interest in an entity which owns indirect interests, through one or more intermediaries, of such assets. These investments involve risks that do not exist with properties in which we own a controlling interest with respect to the underlying assets, including the possibility that our co-venturers or partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives. Because we lack a controlling interest, our co-venturers or partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. While we seek protective rights against such contrary actions, there can be no assurance that we will be successful in procuring any such protective rights, or if procured, that the rights will be sufficient to fully protect us against contrary actions. Our organizational documents do not limit the amount of available funds that we may invest in joint ventures or partnerships. If the objectives of our co-venturers or partners are inconsistent with ours, it may adversely affect our ability to make distributions or payments to our investors.

Our real estate construction management activities are subject to risks particular to third-party construction projects.

As we may perform fixed price construction services for third parties, we are subject to a variety of risks unique to these activities. If construction costs of a project exceed original estimates, such costs may have to be absorbed by us, thereby making the project less profitable than originally estimated, or possibly not profitable at all. In addition, a construction project may be delayed due to government or regulatory approvals, supply shortages, or other events and circumstances beyond our control, or the time required to complete a construction project may be greater than originally anticipated. If any such excess costs or project delays were to be material, such events may adversely effect our cash flow and liquidity and thereby impact our ability to make distributions or payments to our investors.

We face possible risks associated with the physical effects of climate change.
We cannot predict with certainty whether climate change is occurring and, if so, at what rate. However, the physical effects of climate change could have a material adverse effect on our properties, operations and business. For example, many of our properties are located along the East coast, particularly those in New Jersey, New York and Connecticut. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity and rising sea-levels. Over time, these conditions could result in declining demand for office space in our buildings or the inability of us to operate the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Proposed legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. There can be no assurance that climate change will not have a material adverse effect on our properties, operations or business.

Debt financing could adversely affect our economic performance.
Scheduled debt payments and refinancing could adversely affect our financial condition: We are subject to the risks normally associated with debt financing. These risks, including the following, may adversely affect our ability to make distributions or payments to our investors:

- our cash flow may be insufficient to meet required payments of principal and interest;
- payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses;
- we may not be able to refinance indebtedness on our properties at maturity; and
- if refinanced, the terms of refinancing may not be as favorable as the original terms of the related indebtedness.

As of December 31, 2011, we had total outstanding indebtedness of $1.9 billion comprised of $1.1 billion of senior unsecured notes, outstanding borrowings of $56 million under our $600 million revolving credit facility and approximately $739 million of mortgages, loans payable and other obligations. We may have to refinance the principal due on our current or future indebtedness at maturity, and we may not be able to do so.

If we are unable to refinance our indebtedness on acceptable terms, or at all, events or conditions that may adversely affect our ability to make distributions or payments to our investors include the following:

- we may need to dispose of one or more of our properties upon disadvantageous terms;
- prevailing interest rates or other factors at the time of refinancing could increase interest rates and, therefore, our interest expense;
- we may be subject to an event of default pursuant to covenants for our indebtedness;
- if we mortgage property to secure payment of indebtedness and are unable to meet mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases; and
- foreclosures upon mortgaged property could create taxable income without accompanying cash proceeds and, therefore, hinder our ability to meet the real estate investment trust distribution requirements of the Code.

We are obligated to comply with financial covenants in our indebtedness that could restrict our range of operating activities: The mortgages on our properties contain customary negative covenants, including limitations on our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases outside of stipulated guidelines or to materially modify existing leases. In addition, our revolving credit facility contains customary requirements, including restrictions and other limitations on our ability to incur debt, debt to assets ratios, secured debt to total assets ratios, interest coverage ratios and minimum ratios of unencumbered assets to unsecured debt. The indentures under which our senior unsecured debt have been issued contain financial and operating covenants including coverage ratios and limitations on our ability to incur secured and unsecured debt. These covenants limit our flexibility in conducting our operations and create a risk of default on our indebtedness if we cannot continue to satisfy them. Some of our debt instruments are cross-collateralized and contain cross default provisions with other debt instruments. Due to this cross-collateralization, a failure or default with respect to certain debt instruments or properties could have an adverse impact on us or our properties that are subject to the cross-collateralization under the applicable debt instrument. Failure to comply with these covenants could cause a default under the agreements and, in certain circumstances, our lenders may be entitled to accelerate our debt obligations. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Rising interest rates may adversely affect our cash flow: As of December 31, 2011, outstanding borrowings of approximately $56 million under our revolving credit facility and approximately $11 million of our mortgage indebtedness bear interest at variable rates. We may incur additional indebtedness in the future that bears interest at variable rates. Variable rate debt creates higher debt service requirements if market interest rates increase. Higher debt service requirements could adversely affect our ability to make distributions or payments to our investors and/or cause us to default under certain debt covenants.

Our degree of leverage could adversely affect our cash flow: We fund acquisition opportunities and development partially through short-term borrowings (including our revolving credit facility), as well as from proceeds from property sales and undistributed cash. We expect to refinance projects purchased with short-term debt either with long-term indebtedness or equity financing depending upon the economic conditions at the time of refinancing. Our Board of Directors has a general policy of limiting the ratio of our indebtedness to total undepreciated assets (total debt as a percentage of total undepreciated assets) to 50 percent or less, although there is no limit in Mack-Cali Realty, L.P.'s or our organizational documents on the amount of indebtedness that we may incur. However, we have entered into certain financial agreements which contain financial and operating covenants that limit our ability under certain circumstances to incur additional secured and unsecured indebtedness. The Board of Directors could alter or eliminate its current policy on borrowing at any time at its discretion. If this policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our cash flow and our ability to make distributions or payments to our investors and/or could cause an increased risk of default on our obligations.

We are dependent on external sources of capital for future growth: To qualify as a real estate investment trust under the Code, we must distribute to our shareholders each year at least 90 percent of our net taxable income, excluding any net capital gain. Because of this distribution requirement, it is not likely that we will be able to fund all future capital needs, including for acquisitions and developments, from income from operations. Therefore, we will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage.

Competition for skilled personnel could increase our labor costs.
We compete with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel who are responsible for the day-to-day operations of our company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge our tenants. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

We are dependent on our key personnel whose continued service is not guaranteed.
We are dependent upon our executive officers for strategic business direction and real estate experience. While we believe that we could find replacements for these key personnel, loss of their services could adversely affect our operations. We have entered into an employment agreement (including non-competition provisions) which provides for a continuous four-year employment term with each of Mitchell E. Hersh, Barry Lefkowitz and Roger W. Thomas. We do not have key man life insurance for our executive officers.

Certain provisions of Maryland law and our charter and bylaws could hinder, delay or prevent changes in control.
Certain provisions of Maryland law, our charter and our bylaws have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control. These provisions include the following:

Classified Board of Directors: Our Board of Directors is divided into three classes with staggered terms of office of three years each. The classification and staggered terms of office of our directors make it more difficult for a third party to gain control of our board of directors. At least two annual meetings of stockholders, instead of one, generally would be required to affect a change in a majority of the board of directors.

Removal of Directors: Under our charter, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of all votes entitled to be cast by our stockholders generally in the election of directors. Neither the Maryland General Corporation Law nor our charter define the term "cause." As a result, removal for "cause" is subject to Maryland common law and to judicial interpretation and review in the context of the facts and circumstances of any particular situation.

Number of Directors, Board Vacancies, Terms of Office: We have, in our bylaws, elected to be subject to certain provisions of Maryland law which vest in the Board of Directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, to fill vacancies on the board. These provisions of Maryland law, which are applicable even if other provisions of Maryland law or the charter or bylaws provide to the contrary, also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of stockholders as would otherwise be the case, and until his or her successor is elected and qualifies.

Stockholder Requested Special Meetings: Our bylaws provide that our stockholders have the right to call a special meeting only upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast by the stockholders at such meeting.

Advance Notice Provisions for Stockholder Nominations and Proposals: Our bylaws require advance written notice for stockholders to nominate persons for election as directors at, or to bring other business before, any meeting of stockholders. This bylaw provision limits the ability of stockholders to make nominations of persons for election as directors or to introduce other proposals unless we are notified in a timely manner prior to the meeting.

Exclusive Authority of the Board to Amend the Bylaws: Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws or to make new bylaws. Thus, our stockholders may not effect any changes to our bylaws.

Preferred Stock: Under our charter, our Board of Directors has authority to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. As a result, our Board of Directors may establish a series of preferred stock that could delay or prevent a transaction or a change in control.

Duties of Directors with Respect to Unsolicited Takeovers: Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law, the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Ownership Limit: In order to preserve our status as a real estate investment trust under the Code, our charter generally prohibits any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8 percent of our outstanding capital stock unless our Board of Directors waives or modifies this ownership limit.

Maryland Business Combination Act: The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10 percent or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder, for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation. Our board of directors has exempted from this statute business combinations between the Company and certain affiliated individuals and entities. However, unless our board adopts other exemptions, the provisions of the Maryland Business Combination Act will be applicable to business combinations with other persons.

Maryland Control Share Acquisition Act: Maryland law provides that "control shares" of a corporation acquired in a "control share acquisition" shall have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible to cast on the matter under the Maryland Control Share Acquisition Act. "Control shares" means shares of stock that, if aggregated with all other shares of stock previously acquired by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of the voting power: one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more of all voting power. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

If voting rights of control shares acquired in a control share acquisition are not approved at a stockholder's meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. If voting rights of such control shares are approved at a stockholder's meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any acquisitions of shares by certain affiliated individuals and entities, any directors, officers or employees of the Company and any person approved by the board of directors prior to the acquisition by such person of control shares. Any control shares acquired in a control share acquisition which are not exempt under the foregoing provisions of our bylaws will be subject to the Maryland Control Share Acquisition Act.

Consequences of failure to qualify as a real estate investment trust could adversely affect our financial condition.
Failure to maintain ownership limits could cause us to lose our qualification as a real estate investment trust: In order for us to maintain our qualification as a real estate investment trust under the Code, not more than 50 percent in value of our outstanding stock may be actually and/or constructively owned by five or fewer individuals (as defined in the Code to include certain entities). We have limited the ownership of our outstanding shares of our common stock by any single stockholder to 9.8 percent of the outstanding shares of our common stock. Our Board of Directors could waive this restriction if they were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in our best interests and would not affect our qualification as a real estate investment trust under the Code. Common stock acquired or transferred in breach of the limitation may be redeemed by us for the lesser of the price paid and the average closing price for the 10 trading days immediately preceding redemption or sold at the direction of us. We may elect to redeem such shares of common stock for Units, which are nontransferable except in very limited circumstances. Any transfer of shares of common stock which, as a result of such transfer, causes us to be in violation of any ownership limit, will be deemed void. Although we currently intend to continue to operate in a manner which will enable us to continue to qualify as a real estate investment trust under the Code, it is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke the election for us to qualify as a real estate investment trust. Under our organizational documents, our Board of Directors can make such revocation without the consent of our stockholders.

In addition, the consent of the holders of at least 85 percent of Mack-Cali Realty, L.P.'s partnership units is required: (i) to merge (or permit the merger of) us with another unrelated person, pursuant to a transaction in which Mack-Cali Realty, L.P. is not the surviving entity; (ii) to dissolve, liquidate or wind up Mack-Cali Realty, L.P.; or (iii) to convey or otherwise transfer all or substantially all of Mack-Cali Realty, L.P.'s assets. As of February 6, 2012, as general partner, we own approximately 87.8 percent of Mack-Cali Realty, L.P.'s outstanding common partnership units.

Tax liabilities as a consequence of failure to qualify as a real estate investment trust: We have elected to be treated and have operated so as to qualify as a real estate investment trust for federal income tax purposes since our taxable year ended December 31, 1994. Although we believe we will continue to operate in such manner, we cannot guarantee that we will do so. Qualification as a real estate investment trust involves the satisfaction of various requirements (some on an annual and some on a quarterly basis) established under highly technical and complex tax provisions of the Code. Because few judicial or administrative interpretations of such provisions exist and qualification determinations are fact sensitive, we cannot assure you that we will qualify as a real estate investment trust for any taxable year.

If we fail to qualify as a real estate investment trust in any taxable year, we will be subject to the following:

- we will not be allowed a deduction for dividends paid to shareholders;
- we will be subject to federal income tax at regular corporate rates, including any alternative minimum tax, if applicable; and
- unless we are entitled to relief under certain statutory provisions, we will not be permitted to qualify as a real estate investment trust for the four taxable years following the year during which we were disqualified.

A loss of our status as a real estate investment trust could have an adverse effect on us. Failure to qualify as a real estate investment trust also would eliminate the requirement that we pay dividends to our stockholders.

Other tax liabilities: Even if we qualify as a real estate investment trust under the Code, we are subject to certain federal, state and local taxes on our income and property and, in some circumstances, certain other state and local taxes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and amount of such increase. These actions could adversely affect our financial condition and results of operations. In addition, our taxable REIT subsidiaries will be subject to federal, state and local income tax for income received in connection with certain non-customary services performed for tenants and/or third parties.

Risk of changes in the tax law applicable to real estate investment trusts: Since the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our and Mack-Cali Realty, L.P.'s tax treatment and, therefore, may adversely affect taxation of us, Mack-Cali Realty, L.P., and/or our investors.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners, including personally identifiable information of our tenants and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, which could adversely affect our business.

Changes in market conditions could adversely affect the market price of our common stock.

As with other publicly traded equity securities, the value of our common stock depends on various market conditions, which may change from time to time. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. Among the market conditions that may affect the value of our common stock are the following:

- the extent of your interest in us;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our financial performance; and
- general stock and bond market conditions.

The market value of our common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends. Consequently, our common stock may trade at prices that are higher or lower than our net asset value per share of common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

PROPERTY LIST

As of December 31, 2011, the Company's Consolidated Properties consisted of 264 in-service office, office/flex and industrial/warehouse properties, as well as two stand-alone retail properties and three land leases. The Consolidated Properties are located primarily in the Northeast. The Consolidated Properties are easily accessible from major thoroughfares and are in close proximity to numerous amenities. The Consolidated Properties contain a total of approximately 31.2 million square feet, with the individual properties ranging from 6,216 to 1,246,283 square feet. The Consolidated Properties, managed by on-site employees, generally have attractively landscaped sites and atriums in addition to quality design and construction. The Company's tenants include many service sector employers, including a large number of professional firms and national and international businesses. The Company believes that all of its properties are well-maintained and do not require significant capital improvements.

Office Properties

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
NEW JERSEY							
Bergen County							
Fair Lawn							
17-17 Route 208 North	1987	143,000	97.3	2,964	0.49	21.30	17.87
Fort Lee							
One Bridge Plaza	1981	200,000	86.8	4,435	0.74	25.55	21.52
2115 Linwood Avenue	1981	68,000	49.3	879	0.15	26.22	24.52
Little Ferry							
200 Riser Road	1974	286,628	100.0	2,045	0.34	7.13	6.87
Lyndhurst							
210 Clay Avenue	1981	121,203	90.9	2,530	0.42	22.96	20.75
Montvale							
95 Chestnut Ridge Road	1975	47,700	0.0	7	0.00	0.00	0.00
135 Chestnut Ridge Road	1981	66,150	76.4	544	0.09	10.76	8.45
Paramus							
15 East Midland Avenue	1988	259,823	80.5	4,527	0.75	21.64	20.89
140 East Ridgewood Avenue	1981	239,680	91.9	4,730	0.79	21.47	18.34
461 From Road	1988	253,554	97.0	5,983	1.00	24.33	24.21
650 From Road	1978	348,510	83.2	6,385	1.06	22.02	19.24
61 South Paramus Road (f)	1985	269,191	59.6	4,470	0.74	27.86	24.10
Rochelle Park							
120 West Passaic Street	1972	52,000	99.6	1,474	0.25	28.46	26.82
365 West Passaic Street	1976	212,578	93.3	4,127	0.69	20.81	18.34
395 West Passaic Street	1979	100,589	43.6	1,373	0.23	31.31	26.20
Upper Saddle River							
1 Lake Street	1973/94	474,801	100.0	7,465	1.24	15.72	15.72
10 Mountainview Road	1986	192,000	75.4	3,087	0.51	21.32	18.51
Woodcliff Lake							
400 Chestnut Ridge Road	1982	89,200	100.0	1,950	0.32	21.86	16.32
470 Chestnut Ridge Road	1987	52,500	100.0	1,248	0.21	23.77	18.48
530 Chestnut Ridge Road	1986	57,204	80.2	695	0.12	15.15	14.36
50 Tice Boulevard	1984	235,000	91.5	5,424	0.90	25.22	22.56
300 Tice Boulevard	1991	230,000	100.0	5,589	0.93	24.30	21.90
Burlington County							
Moorestown							
224 Strawbridge Drive	1984	74,000	100.0	1,729	0.29	23.36	20.27
228 Strawbridge Drive	1984	74,000	100.0	1,853	0.31	25.04	21.61
232 Strawbridge Drive	1986	74,258	28.9	921	0.15	42.92	37.56
Essex County							
Millburn							
150 J.F. Kennedy Parkway	1980	247,476	95.6	7,668	1.28	32.41	28.04
Roseland							
4 Becker Farm Road	1983	281,762	95.5	6,593	1.10	24.50	22.36
5 Becker Farm Road	1982	118,343	86.3	2,417	0.40	23.67	21.51
6 Becker Farm Road	1982	129,732	78.3	2,571	0.43	25.31	23.52
101 Eisenhower Parkway	1980	237,000	89.0	4,925	0.82	23.35	20.24
103 Eisenhower Parkway	1985	151,545	72.0	2,393	0.40	21.93	18.20
105 Eisenhower Parkway	2001	220,000	94.9	5,139	0.86	24.61	18.42
75 Livingston Avenue	1985	94,221	59.4	1,326	0.22	23.69	19.78
85 Livingston Avenue	1985	124,595	84.8	2,712	0.45	25.67	23.76

Office Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Hudson County							
Jersey City							
Harborside Financial Center Plaza 1	1983	400,000	100.0	11,281	1.88	28.20	24.55
Harborside Financial Center Plaza 2	1990	761,200	100.0	18,538	3.09	24.35	22.34
Harborside Financial Center Plaza 3	1990	725,600	95.6	21,042	3.51	30.33	28.23
Harborside Financial Center Plaza 4-A	2000	207,670	100.0	6,198	1.03	29.85	25.58
Harborside Financial Center Plaza 5	2002	977,225	96.4	35,127	5.84	37.29	32.26
101 Hudson Street	1992	1,246,283	87.0	28,370	4.73	26.17	23.00
Mercer County							
Hamilton Township							
3 AAA Drive	1981	35,270	89.5	566	0.09	17.93	14.22
600 Horizon Drive	2002	95,000	100.0	1,419	0.24	14.94	14.94
700 Horizon Drive	2007	120,000	100.0	2,459	0.41	20.49	18.33
2 South Gold Drive	1974	33,962	61.6	412	0.07	19.69	17.02
Princeton							
103 Carnegie Center	1984	96,000	89.2	2,299	0.38	26.85	21.99
2 Independence Way	1981	67,401	100.0	1,525	0.25	22.63	22.06
3 Independence Way	1983	111,300	85.0	1,935	0.32	20.45	15.75
100 Overlook Center	1988	149,600	89.6	3,955	0.66	29.51	25.46
5 Vaughn Drive	1987	98,500	90.0	2,087	0.35	23.54	20.00
Middlesex County							
East Brunswick							
377 Summerhill Road	1977	40,000	100.0	372	0.06	9.30	9.05
Edison							
343 Thornall Street (c)	1991	195,709	93.8	3,876	0.65	21.11	16.65
Piscataway							
30 Knightsbridge Road, Bldg 3	1977	160,000	100.0	2,445	0.41	15.28	15.28
30 Knightsbridge Road, Bldg 4	1977	115,000	100.0	1,757	0.29	15.28	15.28
30 Knightsbridge Road, Bldg 5	1977	332,607	84.8	4,954	0.83	17.56	13.08
30 Knightsbridge Road, Bldg 6	1977	72,743	63.8	206	0.03	4.44	2.00
Plainsboro							
500 College Road East (f)	1984	158,235	75.5	1,852	0.31	15.50	11.98
Woodbridge							
581 Main Street	1991	200,000	93.1	4,950	0.82	26.58	22.93
Monmouth County							
Freehold							
2 Paragon Way	1989	44,524	47.2	417	0.07	19.84	17.04
3 Paragon Way	1991	66,898	68.0	839	0.14	18.44	14.82
4 Paragon Way	2002	63,989	30.8	531	0.09	26.94	26.94
100 Willow Brook Road	1988	60,557	57.4	757	0.13	21.78	18.70
Holmdel							
23 Main Street	1977	350,000	100.0	4,012	0.67	11.46	8.63
Middletown							
One River Center Bldg 1	1983	122,594	93.4	2,924	0.49	25.54	21.33
One River Center Bldg 2	1983	120,360	100.0	2,376	0.40	19.74	17.53
One River Center Bldg 3 and 4	1984	214,518	93.6	4,389	0.73	21.86	20.71
Neptune							
3600 Route 66	1989	180,000	100.0	2,400	0.40	13.33	12.06
Wall Township							
1305 Campus Parkway	1988	23,350	92.4	485	0.08	22.48	17.24
1350 Campus Parkway	1990	79,747	99.9	1,078	0.18	13.53	11.60

Office Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Morris County							
Florham Park							
325 Columbia Turnpike	1987	168,144	100.0	3,310	0.55	19.69	17.19
Morris Plains							
250 Johnson Road	1977	75,000	100.0	1,514	0.25	20.19	17.60
201 Littleton Road	1979	88,369	42.1	655	0.11	17.61	15.05
Morris Township							
412 Mt. Kemble Avenue	1986	475,100	63.4	5,798	0.97	19.25	14.62
Parsippany							
4 Campus Drive	1983	147,475	62.4	3,028	0.50	32.90	21.45
6 Campus Drive	1983	148,291	90.0	3,151	0.53	23.61	18.83
7 Campus Drive	1982	154,395	78.0	2,381	0.40	19.77	15.69
8 Campus Drive	1987	215,265	82.9	5,330	0.89	29.87	26.85
9 Campus Drive	1983	156,495	72.7	2,550	0.42	22.41	10.43
4 Century Drive	1981	100,036	61.3	1,087	0.18	17.73	13.63
5 Century Drive	1981	79,739	52.0	1,082	0.18	26.09	21.05
6 Century Drive	1981	100,036	24.8	616	0.10	24.83	16.28
2 Dryden Way	1990	6,216	100.0	99	0.02	15.93	14.64
4 Gatehall Drive	1988	248,480	94.3	6,516	1.09	27.81	23.81
2 Hilton Court	1991	181,592	100.0	6,533	1.09	35.98	31.46
1633 Littleton Road	1978	57,722	100.0	1,131	0.19	19.59	19.59
600 Parsippany Road	1978	96,000	90.1	1,553	0.26	17.95	14.86
1 Sylvan Way	1989	150,557	85.9	3,096	0.52	23.94	19.53
4 Sylvan Way	1984	105,135	100.0	1,929	0.32	18.35	16.47
5 Sylvan Way	1989	151,383	89.0	3,929	0.65	29.16	26.36
7 Sylvan Way	1987	145,983	100.0	3,219	0.54	22.05	19.29
22 Sylvan Way	2009	249,409	100.0	6,183	1.03	24.79	22.40
20 Waterview Boulevard	1988	225,550	99.1	4,895	0.82	21.90	20.26
35 Waterview Boulevard	1990	172,498	96.8	3,948	0.66	23.64	20.65
5 Wood Hollow Road	1979	317,040	88.1	5,328	0.89	19.08	15.24
Passaic County							
Clifton							
777 Passaic Avenue	1983	75,000	65.4	1,159	0.19	23.63	21.49
Totowa							
999 Riverview Drive	1988	56,066	67.7	815	0.14	21.47	17.76
Somerset County							
Basking Ridge							
222 Mt. Airy Road	1986	49,000	100.0	1,074	0.18	21.92	16.51
233 Mt. Airy Road	1987	66,000	56.8	1,012	0.17	27.00	24.35
Bernards							
106 Allen Road	2000	132,010	93.5	3,505	0.58	28.40	24.32
Branchburg							
51 Imclone Drive	1986	63,213	100.0	521	0.09	8.24	7.66
Bridgewater							
55 Corporate Drive (g)	2011	204,057	100.0	3,210	0.53	23.44	22.90
440 Route 22 East	1990	198,376	93.4	4,130	0.69	22.29	19.83
721 Route 202/206	1989	192,741	86.4	3,818	0.64	22.93	16.43
Warren							
10 Independence Boulevard	1988	120,528	86.3	2,783	0.46	26.76	26.20
Union County							
Clark							
100 Walnut Avenue	1985	182,555	98.1	4,488	0.75	25.06	21.36

Office Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Cranford							
6 Commerce Drive	1973	56,000	81.8	1,024	0.17	22.35	19.95
11 Commerce Drive	1981	90,000	95.0	2,223	0.37	26.00	22.01
12 Commerce Drive	1967	72,260	84.7	903	0.15	14.75	11.81
14 Commerce Drive	1971	67,189	81.1	1,151	0.19	21.12	16.98
20 Commerce Drive	1990	176,600	93.3	4,059	0.68	24.63	21.84
25 Commerce Drive	1971	67,749	90.7	1,457	0.24	23.71	20.05
65 Jackson Drive	1984	82,778	94.0	1,825	0.30	23.45	20.60
New Providence							
890 Mountain Avenue	1977	80,000	58.3	1,051	0.18	22.53	20.28
Total New Jersey Office		**19,600,117**	**88.4**	**409,080**	**68.17**	**23.70**	**20.66**
NEW YORK							
New York County							
New York							
125 Broad Street	1970	524,476	95.5	11,036	1.83	22.03	19.71
Rockland County							
Suffern							
400 Rella Boulevard	1988	180,000	86.6	3,596	0.60	23.07	20.37
Westchester County							
Elmsford							
100 Clearbrook Road (c)	1975	60,000	83.0	1,136	0.19	22.81	20.80
101 Executive Boulevard	1971	50,000	0.0	70	0.01	0.00	0.00
555 Taxter Road	1986	170,554	79.5	3,457	0.58	25.50	20.53
565 Taxter Road	1988	170,554	81.0	3,512	0.59	25.42	22.19
570 Taxter Road	1972	75,000	68.4	1,322	0.22	25.77	23.53
Hawthorne							
1 Skyline Drive	1980	20,400	99.0	397	0.07	19.66	18.72
2 Skyline Drive	1987	30,000	100.0	543	0.09	18.10	10.63
7 Skyline Drive	1987	109,000	88.6	2,391	0.40	24.76	21.26
17 Skyline Drive (f)	1989	85,000	100.0	1,670	0.28	19.65	19.01
19 Skyline Drive	1982	248,400	100.0	4,036	0.67	16.25	15.11
Tarrytown							
200 White Plains Road	1982	89,000	82.9	1,866	0.31	25.29	22.26
220 White Plains Road	1984	89,000	77.2	1,622	0.27	23.61	21.00
White Plains							
1 Barker Avenue	1975	68,000	99.8	1,722	0.29	25.37	22.68
3 Barker Avenue	1983	65,300	94.1	1,612	0.27	26.23	23.73
50 Main Street	1985	309,000	83.5	8,264	1.38	32.03	28.73
11 Martine Avenue	1987	180,000	79.3	4,445	0.74	31.14	26.90
1 Water Street	1979	45,700	96.1	1,137	0.19	25.89	22.66
Yonkers							
1 Executive Boulevard	1982	112,000	100.0	2,797	0.47	24.97	21.84
3 Executive Boulevard	1987	58,000	100.0	1,676	0.28	28.90	27.29
Total New York Office		**2,739,384**	**87.5**	**58,307**	**9.73**	**24.31**	**21.53**

Office Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
PENNSYLVANIA							
Chester County							
Berwyn							
1000 Westlakes Drive	1989	60,696	96.7	863	0.14	14.70	14.06
1055 Westlakes Drive	1990	118,487	79.1	2,387	0.40	25.47	21.24
1205 Westlakes Drive	1988	130,265	89.0	3,139	0.52	27.08	23.89
1235 Westlakes Drive	1986	134,902	92.0	2,860	0.48	23.04	17.85
Delaware County							
Lester							
100 Stevens Drive	1986	95,000	100.0	2,771	0.46	29.17	26.55
200 Stevens Drive	1987	208,000	100.0	6,088	1.01	29.27	26.99
300 Stevens Drive	1992	68,000	86.6	1,349	0.22	22.91	18.82
Media							
1400 Providence Road – Center I	1986	100,000	91.9	2,186	0.36	23.79	20.37
1400 Providence Road – Center II	1990	160,000	99.2	3,283	0.55	20.68	17.08
Montgomery County							
Bala Cynwyd							
150 Monument Road	1981	125,783	83.0	2,752	0.46	26.36	22.25
Blue Bell							
4 Sentry Park	1982	63,930	83.5	1,009	0.17	18.90	15.44
5 Sentry Park East	1984	91,600	58.5	1,175	0.20	21.93	15.45
5 Sentry Park West	1984	38,400	31.5	253	0.04	20.92	18.44
16 Sentry Park West	1988	93,093	100.0	2,276	0.38	24.45	21.26
18 Sentry Park West	1988	95,010	99.8	2,295	0.38	24.20	21.25
King of Prussia							
2200 Renaissance Boulevard	1985	174,124	47.3	1,696	0.28	20.59	19.79
Lower Providence							
1000 Madison Avenue	1990	100,700	72.3	1,219	0.20	16.74	10.66
Plymouth Meeting							
1150 Plymouth Meeting Mall	1970	167,748	72.4	2,488	0.41	20.49	16.46
Total Pennsylvania Office		**2,025,738**	**83.6**	**40,089**	**6.66**	**23.68**	**20.22**
CONNECTICUT							
Fairfield County							
Norwalk							
40 Richards Avenue	1985	145,487	53.3	2,094	0.35	27.00	22.39
Stamford							
1266 East Main Street	1984	179,260	87.7	3,177	0.53	20.21	16.65
Total Connecticut Office		**324,747**	**72.3**	**5,271**	**0.88**	**22.45**	**18.55**
DISTRICT OF COLUMBIA							
Washington							
1201 Connecticut Avenue, NW	1940	169,549	89.4	6,272	1.05	41.38	36.51
1400 L Street, NW	1987	159,000	100.0	5,624	0.94	35.37	29.86
Total District of Columbia Office		**328,549**	**94.5**	**11,896**	**1.99**	**38.30**	**33.10**

Office Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
MARYLAND							
Prince George's County							
Greenbelt							
9200 Edmonston Road	1973	38,690	100.0	910	0.15	23.52	21.17
6301 Ivy Lane	1979	112,003	85.6	1,709	0.28	17.83	15.36
6303 Ivy Lane	1980	112,047	85.6	2,362	0.39	24.63	21.53
6305 Ivy Lane	1982	112,022	92.8	1,489	0.25	14.32	12.81
6404 Ivy Lane	1987	165,234	65.8	2,268	0.38	20.86	15.61
6406 Ivy Lane	1991	163,857	11.5	0	0.00	0.00	0.00
6411 Ivy Lane	1984	138,405	66.0	2,337	0.39	25.58	21.52
Lanham							
4200 Parliament Place	1989	122,000	99.1	2,941	0.49	24.33	22.51
Total Maryland Office		**964,258**	**69.9**	**14,016**	**2.33**	**20.79**	**17.91**
TOTAL OFFICE PROPERTIES		**25,982,793**	**87.1**	**538,659**	**89.76**	**23.86**	**20.79**

Office/Flex Properties

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
NEW JERSEY							
Burlington County							
Burlington							
3 Terri Lane	1991	64,500	100.0	559	0.09	8.67	7.38
5 Terri Lane	1992	74,555	100.0	616	0.10	8.26	6.51
Moorestown							
2 Commerce Drive	1986	49,000	75.6	207	0.03	5.59	4.35
101 Commerce Drive	1988	64,700	100.0	275	0.05	4.25	3.85
102 Commerce Drive	1987	38,400	100.0	217	0.04	5.65	4.40
201 Commerce Drive	1986	38,400	100.0	199	0.03	5.18	4.14
202 Commerce Drive	1988	51,200	82.8	216	0.04	5.10	4.32
1 Executive Drive	1989	20,570	60.5	120	0.02	9.64	7.15
2 Executive Drive	1988	60,800	90.3	442	0.07	8.05	5.76
101 Executive Drive	1990	29,355	99.7	295	0.05	10.08	8.03
102 Executive Drive	1990	64,000	100.0	474	0.08	7.41	7.09
225 Executive Drive	1990	50,600	79.1	268	0.04	6.70	5.15
97 Foster Road	1982	43,200	100.0	163	0.03	3.77	2.82
1507 Lancer Drive	1995	32,700	100.0	34	0.01	1.04	0.98
1245 North Church Street	1998	52,810	100.0	277	0.05	5.25	4.51
1247 North Church Street	1998	52,790	80.7	275	0.05	6.46	5.45
1256 North Church Street	1984	63,495	100.0	457	0.08	7.20	6.61
840 North Lenola Road	1995	38,300	100.0	370	0.06	9.66	7.86
844 North Lenola Road	1995	28,670	100.0	172	0.03	6.00	5.27
915 North Lenola Road	1998	52,488	100.0	292	0.05	5.56	4.57
2 Twosome Drive	2000	48,600	100.0	376	0.06	7.74	4.55
30 Twosome Drive	1997	39,675	100.0	303	0.05	7.64	6.05
31 Twosome Drive	1998	84,200	100.0	469	0.08	5.57	5.24
40 Twosome Drive	1996	40,265	72.7	234	0.04	7.99	6.97
41 Twosome Drive	1998	43,050	77.7	203	0.03	6.07	5.26
50 Twosome Drive	1997	34,075	100.0	257	0.04	7.54	7.13
Gloucester County							
West Deptford							
1451 Metropolitan Drive	1996	21,600	100.0	120	0.02	5.56	4.91
Mercer County							
Hamilton Township							
100 Horizon Center Boulevard	1989	13,275	100.0	97	0.02	7.31	5.35
200 Horizon Drive	1991	45,770	100.0	640	0.11	13.98	13.20
300 Horizon Drive	1989	69,780	46.0	461	0.08	14.36	10.78
500 Horizon Drive	1990	41,205	93.8	557	0.09	14.41	13.12
Monmouth County							
Wall Township							
1325 Campus Parkway	1988	35,000	100.0	642	0.11	18.34	16.29
1340 Campus Parkway	1992	72,502	100.0	954	0.16	13.16	10.80
1345 Campus Parkway	1995	76,300	100.0	948	0.16	12.42	9.42
1433 Highway 34	1985	69,020	67.3	507	0.08	10.91	7.97
1320 Wyckoff Avenue	1986	20,336	100.0	213	0.04	10.47	8.02
1324 Wyckoff Avenue	1987	21,168	81.5	183	0.03	10.61	4.29

Office/Flex Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Passaic County							
Totowa							
1 Center Court	1999	38,961	100.0	443	0.07	11.37	10.06
2 Center Court	1998	30,600	62.8	245	0.04	12.75	10.67
11 Commerce Way	1989	47,025	77.8	609	0.10	16.65	13.20
20 Commerce Way	1992	42,540	61.1	288	0.05	11.08	10.89
29 Commerce Way	1990	48,930	75.2	620	0.10	16.85	14.30
40 Commerce Way	1987	50,576	86.3	406	0.07	9.30	7.35
45 Commerce Way	1992	51,207	100.0	515	0.09	10.06	8.34
60 Commerce Way	1988	50,333	100.0	563	0.09	11.19	8.94
80 Commerce Way	1996	22,500	100.0	291	0.05	12.93	11.24
100 Commerce Way	1996	24,600	100.0	318	0.05	12.93	11.26
120 Commerce Way	1994	9,024	100.0	105	0.02	11.64	9.97
140 Commerce Way	1994	26,881	89.3	312	0.05	13.00	11.08
Total New Jersey Office/Flex		**2,189,531**	**90.7**	**17,807**	**2.98**	**8.97**	**7.42**

NEW YORK

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Westchester County							
Elmsford							
11 Clearbrook Road	1974	31,800	72.8	364	0.06	15.72	13.87
75 Clearbrook Road	1990	32,720	100.0	327	0.05	9.99	8.89
125 Clearbrook Road	2002	33,000	100.0	706	0.12	21.39	17.76
150 Clearbrook Road	1975	74,900	99.3	841	0.14	11.31	10.20
175 Clearbrook Road	1973	98,900	100.0	1,415	0.24	14.31	13.00
200 Clearbrook Road	1974	94,000	99.8	955	0.16	10.18	8.27
250 Clearbrook Road	1973	155,000	97.3	1,423	0.24	9.44	8.60
50 Executive Boulevard	1969	45,200	66.7	411	0.07	13.63	12.54
77 Executive Boulevard	1977	13,000	100.0	244	0.04	18.77	18.23
85 Executive Boulevard	1968	31,000	86.2	558	0.09	20.88	17.74
300 Executive Boulevard	1970	60,000	100.0	739	0.12	12.32	11.13
350 Executive Boulevard	1970	15,400	98.8	235	0.04	15.45	15.25
399 Executive Boulevard	1962	80,000	100.0	1,038	0.17	12.98	12.40
400 Executive Boulevard	1970	42,200	78.0	550	0.09	16.71	13.82
500 Executive Boulevard	1970	41,600	100.0	748	0.12	17.98	16.49
525 Executive Boulevard	1972	61,700	100.0	966	0.16	15.66	14.23
1 Westchester Plaza	1967	25,000	100.0	346	0.06	13.84	11.96
2 Westchester Plaza	1968	25,000	100.0	545	0.09	21.80	20.92
3 Westchester Plaza	1969	93,500	85.0	1,011	0.17	12.72	10.87
4 Westchester Plaza	1969	44,700	100.0	685	0.11	15.32	12.93
5 Westchester Plaza	1969	20,000	100.0	277	0.05	13.85	9.45
6 Westchester Plaza	1968	20,000	89.8	289	0.05	16.09	14.64
7 Westchester Plaza	1972	46,200	100.0	653	0.11	14.13	13.64
8 Westchester Plaza	1971	67,200	84.1	898	0.15	15.89	13.71
Hawthorne							
200 Saw Mill River Road	1965	51,100	92.0	593	0.10	12.61	11.42
4 Skyline Drive	1987	80,600	100.0	1,417	0.24	17.58	14.21
5 Skyline Drive	1980	124,022	96.1	1,539	0.26	12.91	11.23
6 Skyline Drive	1980	44,155	100.0	519	0.09	11.75	7.32
8 Skyline Drive	1985	50,000	98.7	959	0.16	19.43	15.76
10 Skyline Drive	1985	20,000	100.0	381	0.06	19.05	14.90
11 Skyline Drive (f)	1989	45,000	100.0	926	0.15	20.58	20.42
12 Skyline Drive (f)	1999	46,850	100.0	627	0.10	13.38	10.42
15 Skyline Drive (f)	1989	55,000	100.0	1,204	0.20	21.89	18.84

Office/Flex Properties
(Continued)

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
Yonkers							
100 Corporate Boulevard	1987	78,000	98.3	1,559	0.26	20.33	19.26
200 Corporate Boulevard South	1990	84,000	100.0	1,528	0.25	18.19	16.89
4 Executive Plaza	1986	80,000	100.0	1,372	0.23	17.15	12.98
6 Executive Plaza	1987	80,000	100.0	1,513	0.25	18.91	17.25
1 Odell Plaza	1980	106,000	91.9	1,089	0.18	11.18	9.65
3 Odell Plaza	1984	71,065	100.0	1,596	0.27	22.46	20.83
5 Odell Plaza	1983	38,400	99.6	641	0.11	16.76	13.36
7 Odell Plaza	1984	42,600	99.6	780	0.13	18.38	17.09
Total New York Office/Flex		**2,348,812**	**96.2**	**34,467**	**5.74**	**15.25**	**13.39**
CONNECTICUT							
Fairfield County							
Stamford							
419 West Avenue	1986	88,000	100.0	1,470	0.24	16.70	15.58
500 West Avenue	1988	25,000	100.0	423	0.07	16.92	16.20
550 West Avenue	1990	54,000	100.0	986	0.16	18.26	17.46
600 West Avenue	1999	66,000	100.0	670	0.11	10.15	9.27
650 West Avenue	1998	40,000	100.0	686	0.11	17.15	15.90
Total Connecticut Office/Flex		**273,000**	**100.0**	**4,235**	**0.69**	**15.51**	**14.53**
TOTAL OFFICE/FLEX PROPERTIES		**4,811,343**	**93.9**	**56,509**	**9.41**	**12.50**	**10.84**

Industrial/Warehouse, Retail and Land Lease Properties

Property Location	Year Built	Net Rentable Area (Sq. Ft.)	Percentage Leased as of 12/31/11 (%) (a)	2011 Base Rent ($000's) (b) (c)	Percentage of Total 2011 Base Rent (%)	2011 Average Base Rent Per Sq. Ft. ($) (c) (d)	2011 Average Effective Rent Per Sq. Ft. ($) (c) (e)
NEW YORK							
Westchester County							
Elmsford							
1 Warehouse Lane (f)	1957	6,600	100.0	96	0.02	14.55	12.12
2 Warehouse Lane (f)	1957	10,900	100.0	140	0.02	12.84	12.29
3 Warehouse Lane (f)	1957	77,200	100.0	363	0.06	4.70	4.48
4 Warehouse Lane (f)	1957	195,500	96.7	1,889	0.31	9.99	9.02
5 Warehouse Lane (f)	1957	75,100	97.1	961	0.16	13.18	11.57
6 Warehouse Lane (f)	1982	22,100	100.0	538	0.09	24.34	23.53
Total Industrial/Warehouse Properties		**387,400**	**97.8**	**3,987**	**0.66**	**10.53**	**9.58**
Westchester County							
Tarrytown							
230 White Plains Road	1984	9,300	100.0	179	0.03	19.25	19.35
Yonkers							
2 Executive Boulevard	1986	8,000	100.0	343	0.06	42.88	42.88
Total Retail Properties		**17,300**	**100.0**	**522**	**0.09**	**30.17**	**30.23**
Westchester County							
Elmsford							
700 Executive Boulevard	--	--	--	148	0.02	--	--
Yonkers							
1 Enterprise Boulevard	--	--	--	185	0.03	--	--
Total New York Land Leases		**--**	**--**	**333**	**0.05**	**--**	**--**
Prince George's County, Maryland							
Greenbelt							
Capital Office Park Parcel A	--	--	--	153	0.03	--	--
Total Maryland Land Leases		**--**	**--**	**153**	**0.03**	**--**	**--**
Total Land Leases		**--**	**--**	**486**	**0.08**	**--**	**--**
TOTAL PROPERTIES		**31,198,836**	**88.3**	**600,163**	**100.00**	**21.84**	**19.02**

(a) Percentage leased includes all leases in effect as of the period end date, some of which have commencement dates in the future and leases expiring December 31, 2011 aggregating 193,213 square feet (representing 0.6 percent of the Company's total net rentable square footage) for which no new leases were signed.
(b) Total base rent for 2011, determined in accordance with generally accepted accounting principles ("GAAP"). Substantially all of the leases provide for annual base rents plus recoveries and escalation charges based upon the tenant's proportionate share of and/or increases in real estate taxes and certain operating costs, as defined, and the pass through of charges for electrical usage.
(c) Excludes space leased by the Company.
(d) Base rent for 2011 divided by net rentable square feet leased at December 31, 2011.
(e) Total base rent for 2011 minus total 2011 amortization of tenant improvements, leasing commissions and other concessions and costs, determined in accordance with GAAP, divided by net rentable square feet leased at December 31, 2011.
(f) This property is located on land leased by the Company.
(g) As this property was acquired, placed in service or initially consolidated by the Company during 2011, the amounts represented in 2011 base rent reflect only that portion of the year during which the Company owned or consolidated the property. Accordingly, these amounts may not be indicative of the property's full year results. For comparison purposes, the amounts represented in 2011 average base rent per sq. ft. and 2011 effective rent per sq. ft. for this property have been calculated by taking 2011 base rent and 2011 effective rent for such property and annualizing these partial-year results, dividing such annualized amounts by the net rentable square feet leased at December 31, 2011. These annualized per square foot amounts may not be indicative of the property's results had the Company owned or consolidated the property for the entirety of 2011.

PERCENTAGE LEASED

The following table sets forth the year-end percentages of square feet leased in the Company's stabilized operating Consolidated Properties for the last five years:

December 31,	Percentage of Square Feet Leased (%) (a)
2011	88.3
2010	89.1
2009	90.1
2008	91.3
2007	92.7

(a) Percentage of square-feet leased includes all leases in effect as of the period end date, some of which have commencement dates in the future and leases that expire at the period end date.

SIGNIFICANT TENANTS

The following table sets forth a schedule of the Company's 50 largest tenants for the Consolidated Properties as of December 31, 2011 based upon annualized base rental revenue:

	Number of Properties	Annualized Base Rental Revenue ($) (a)	Percentage of Company Annualized Base Rental Revenue (%)	Square Feet Leased	Percentage Total Company Leased Sq. Ft. (%)	Year of Lease Expiration
National Union Fire Insurance Company of Pittsburgh, PA	3	13,662,108	2.1	472,651	1.7	(b)
DB Services New Jersey, Inc.	2	12,335,217	1.9	409,166	1.5	2017
New Cingular Wireless PCS, LLC	4	9,744,793	1.5	433,296	1.6	(c)
Wyndham Worldwide Operations	2	9,360,884	1.5	395,392	1.5	(d)
Keystone Mercy Health Plan	2	9,079,313	1.5	303,149	1.1	2020
United States of America-GSA	13	9,023,124	1.4	295,633	1.1	(e)
Prentice-Hall, Inc.	1	8,643,699	1.4	474,801	1.7	2014
Forest Research Institute, Inc.	1	8,271,398	1.3	215,659	0.8	2017
ICAP Securities USA, LLC	1	6,304,775	1.0	159,834	0.6	2017
Toys 'R' Us – NJ, Inc.	1	6,152,682	1.0	242,518	0.9	2012
Daiichi Sankyo, Inc.	2	6,131,521	1.0	180,807	0.7	(f)
TD Ameritrade Online Holdings	1	6,100,756	1.0	188,776	0.7	2020
Montefiore Medical Center	5	5,426,458	0.9	247,122	0.9	(g)
Bank Of Tokyo-Mitsubishi, Ltd.	1	5,254,698	0.8	161,683	0.6	(h)
IBM Corporation	2	5,177,420	0.8	292,304	1.1	(i)
KPMG, LLP	3	5,092,360	0.8	187,536	0.7	(j)
Credit Suisse (USA), Inc.	1	5,010,415	0.8	146,366	0.5	2012
Merrill Lynch Pierce Fenner	1	5,001,213	0.8	294,189	1.1	2017
National Financial Services	1	4,798,621	0.8	112,964	0.4	2012
Sanofi-Aventis U.S., Inc.	1	4,489,254	0.7	204,057	0.8	2026
J.H. Cohn, LLP	2	4,335,049	0.7	155,056	0.6	(k)
Vonage America, Inc.	1	4,172,000	0.7	350,000	1.3	2017
AT&T Corp.	1	4,137,500	0.7	275,000	1.0	2014
Morgan Stanley Smith Barney	4	4,106,594	0.7	142,530	0.5	(l)
Allstate Insurance Company	8	4,051,625	0.7	179,425	0.7	(m)
Arch Insurance Company	1	3,685,118	0.6	106,815	0.4	2024
Morgan Stanley & Co., Inc.	1	3,674,040	0.6	306,170	1.1	2013
HQ Global Workplaces, LLC	10	3,583,031	0.6	182,643	0.7	(n)
American Institute of Certified Public Accountants	1	3,455,040	0.6	142,953	0.5	2012
Oppenheimer & Co., Inc.	1	3,269,465	0.5	118,871	0.4	(o)
Shaw Facilities, Inc.	3	3,122,835	0.5	141,172	0.5	(p)
Dow Jones & Company, Inc.	1	3,057,773	0.5	92,312	0.3	2012
Alpharma, LLC	1	3,053,604	0.5	112,235	0.4	2018
SunAmerica Asset Management	1	2,958,893	0.5	69,621	0.3	2018
E*Trade Financial Corporation	1	2,930,757	0.5	106,573	0.4	2022
United States Life Insurance Co.	1	2,880,000	0.5	180,000	0.7	2013
High Point Safety & Insurance	2	2,861,217	0.5	116,889	0.4	2020
Natixis North America, Inc.	1	2,823,569	0.5	89,907	0.3	2021
Tullett Prebon Holdings Corp.	1	2,809,850	0.5	100,759	0.4	2023
Continental Casualty Company	2	2,784,736	0.4	100,712	0.4	(q)
Lehman Brothers Holdings, Inc.	1	2,631,235	0.4	74,114	0.3	2012
Connell Foley, LLP	2	2,572,383	0.4	97,822	0.4	2015
AAA Mid-Atlantic, Inc.	2	2,542,238	0.4	129,784	0.5	(r)
New Jersey Turnpike Authority	1	2,530,631	0.4	100,223	0.4	2017
Tradeweb Markets, LLC	1	2,490,140	0.4	64,976	0.2	2017
Lowenstein Sandler, P.C.	1	2,466,925	0.4	98,677	0.4	2017
Movado Group, Inc.	1	2,449,828	0.4	90,050	0.3	2018
Savvis Communications Corporation	1	2,430,116	0.4	71,474	0.3	2015
Virgin Mobile USA, LP	1	2,427,776	0.4	93,376	0.3	2016
Sony Music Entertainment	1	2,359,986	0.4	97,653	0.4	2014
Totals		**237,714,663**	**38.3**	**9,405,695**	**34.8**	

See footnotes on subsequent page.

Significant Tenants Footnotes

(a) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012, annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.
(b) 74,510 square feet expire in 2012; 281,023 square feet expire in 2018; 117,118 square feet expire 2019.
(c) 333,145 square feet expire in 2013; 72,385 square feet expire in 2014; 27,766 square feet expire in 2015.
(d) 145,983 square feet expire in 2013; 249,409 square feet expire in 2029.
(e) 67,167 square feet expire in 2013; 4,879 square feet expire in 2014; 180,729 square feet expire in 2015; 15,851 square feet expire in 2016; 8,241 square feet expire in 2017; 18,766 square feet expire in 2022.
(f) 8,907 square feet expire in 2013; 171,900 square feet expire in 2022.
(g) 5,850 square feet expire in 2014; 7,200 square feet expire in 2016; 30,872 square feet expire in 2017; 36,385 square feet expire in 2018; 133,763 square feet expire in 2019; 8,600 square feet expire in 2020; 14,842 square feet expire in 2021; 9,610 square feet expire in 2022.
(h) 24,607 square feet expire in 2019; 137,076 square feet expire in 2029.
(i) 248,399 square feet expire in 2012; 43,905 square feet expire in 2013.
(j) 77,381 square feet expire in 2012; 10,877 square feet expire in 2013; 53,409 square feet expire in 2019; 45,869 square feet expire in 2020.
(k) 1,021 square feet expire in 2014; 154,035 square feet expire in 2020.
(l) 26,834 square feet expire in 2014; 29,654 square feet expire in 2015; 63,260 square feet expire in 2016; 22,782 square feet expire in 2018.
(m) 5,516 square feet expire in 2012; 29,005 square feet expire in 2013; 4,456 square feet expire in 2014; 5,348 square feet expire in 2015; 4,014 square feet expire in 2016; 79,480 square feet expire in 2017; 51,606 square feet expire in 2018.
(n) 22,064 square feet expire in 2013; 22,279 square feet expire in 2015; 33,649 square feet expire in 2018; 19,485 square feet expire in 2019; 21,008 square feet expire in 2020; 14,724 square feet expire in 2021; 49,434 square feet expire in 2023.
(o) 104,008 square feet expire in 2013; 14,863 square feet expire in 2017.
(p) 39,060 square feet expire in 2013; 102,112 square feet expire in 2015.
(q) 19,416 square feet expire in 2016; 81,296 square feet expire in 2031.
(r) 9,784 square feet expire in 2017; 120,000 square feet expire in 2022.

SCHEDULE OF LEASE EXPIRATIONS: ALL CONSOLIDATED PROPERTIES

The following table sets forth a schedule of lease expirations for the total of the Company's office, office/flex, industrial/warehouse and stand-alone retail properties included in the Consolidated Properties beginning January 1, 2012, assuming that none of the tenants exercise renewal or termination options:

Year Of Expiration	Number Of Leases Expiring (a)	Net Rentable Area Subject To Expiring Leases (Sq. Ft.)	Percentage Of Total Leased Square Feet Represented By Expiring Leases (%)	Annualized Base Rental Revenue Under Expiring Leases ($) (b)	Average Annual Base Rent Per Net Rentable Square Foot Represented By Expiring Leases ($)	Percentage Of Annual Base Rent Under Expiring Leases (%)
2012 (c)	337	2,526,759	9.4	62,110,073	24.58	10.0
2013	420	3,876,064	14.3	80,069,611	20.66	12.9
2014	355	3,122,456	11.6	69,135,251	22.14	11.1
2015	288	3,285,022	12.2	71,290,019	21.70	11.5
2016	263	2,518,636	9.3	54,773,814	21.75	8.8
2017	209	3,351,750	12.4	78,468,858	23.41	12.7
2018	130	1,865,858	6.9	47,208,890	25.30	7.6
2019	75	1,172,657	4.3	24,549,514	20.93	4.0
2020	56	1,144,569	4.2	26,218,236	22.91	4.2
2021	72	1,154,495	4.3	28,816,459	24.96	4.6
2022	41	1,024,924	3.8	23,931,570	23.35	3.9
2023 and thereafter	44	1,986,536	7.3	53,919,820	27.14	8.7
Totals/Weighted Average	**2,290**	**27,029,726 (c) (d)**	**100.0**	**620,492,115**	**22.96**	**100.0**

(a) Includes office, office/flex, industrial/warehouse and stand-alone retail property tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012 annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.

(c) Includes leases expiring December 31, 2011 aggregating 193,213 square feet and representing annualized rent of $3,859,489 for which no new leases were signed.

(d) Reconciliation to Company's total net rentable square footage is as follows:

	Square Feet
Square footage leased to commercial tenants	27,029,726
Square footage used for corporate offices, management offices, building use, retail tenants, food services, other ancillary service tenants and occupancy adjustments	522,457
Square footage unleased	3,646,653
Total net rentable square footage (does not include land leases)	31,198,836

SCHEDULE OF LEASE EXPIRATIONS: OFFICE PROPERTIES

The following table sets forth a schedule of lease expirations for the office properties beginning January 1, 2012, assuming that none of the tenants exercise renewal or termination options:

Year Of Expiration	Number Of Leases Expiring (a)	Net Rentable Area Subject To Expiring Leases (Sq. Ft.)	Percentage Of Total Leased Square Feet Represented By Expiring Leases (%)	Annualized Base Rental Revenue Under Expiring Leases ($) (b)	Average Annual Base Rent Per Net Rentable Square Foot Represented By Expiring Leases ($)	Percentage Of Annual Base Rent Under Expiring Leases (%)
2012 (c)	272	1,964,727	8.8	54,729,166	27.86	9.8
2013	310	2,748,533	12.4	65,423,356	23.80	11.8
2014	293	2,524,841	11.4	61,911,156	24.52	11.1
2015	236	2,844,494	12.9	65,811,042	23.14	11.8
2016	212	2,034,965	9.2	47,901,053	23.54	8.6
2017	167	2,980,011	13.5	73,770,017	24.75	13.3
2018	98	1,491,747	6.7	42,320,343	28.37	7.6
2019	55	755,199	3.4	18,720,713	24.79	3.4
2020	45	971,021	4.4	24,117,842	24.84	4.3
2021	56	1,011,300	4.6	26,495,188	26.20	4.8
2022	36	962,382	4.4	23,096,118	24.00	4.2
2023 and thereafter	36	1,840,721	8.3	51,754,217	28.12	9.3
Totals/Weighted Average	**1,816**	**22,129,941 (c)**	**100.0**	**556,050,211**	**25.13**	**100.0**

(a) Includes office tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012 annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.

(c) Includes leases expiring December 31, 2011 aggregating 131,588 square feet and representing annualized rent of $3,216,893 for which no new leases were signed.

SCHEDULE OF LEASE EXPIRATIONS: OFFICE/FLEX PROPERTIES

The following table sets forth a schedule of lease expirations for the office/flex properties beginning January 1, 2012, assuming that none of the tenants exercise renewal or termination options:

Year Of Expiration	Number Of Leases Expiring (a)	Net Rentable Area Subject To Expiring Leases (Sq. Ft.)	Percentage Of Total Leased Square Feet Represented By Expiring Leases (%)	Annualized Base Rental Revenue Under Expiring Leases ($) (b)	Average Annual Base Rent Per Net Rentable Square Foot Represented By Expiring Leases ($)	Percentage Of Annual Base Rent Under Expiring Leases (%)
2012 (c)	65	562,032	12.4	7,380,907	13.13	12.2
2013	98	838,144	18.6	11,922,481	14.22	19.9
2014	58	557,770	12.3	6,399,169	11.47	10.7
2015	51	412,528	9.1	5,142,977	12.47	8.6
2016	47	452,683	10.1	6,537,555	14.44	10.9
2017	42	371,739	8.3	4,698,841	12.64	7.8
2018	32	374,111	8.3	4,888,547	13.07	8.2
2019	20	417,458	9.3	5,828,801	13.96	9.7
2020	11	173,548	3.9	2,100,394	12.10	3.5
2021	16	143,195	3.2	2,321,271	16.21	3.9
2022	5	62,542	1.4	835,452	13.36	1.4
2023 and thereafter	7	137,815	3.1	1,893,603	13.74	3.2
Totals/Weighted Average	**452**	**4,503,565 (c)**	**100.0**	**59,949,998**	**13.31**	**100.0**

(a) Includes office/flex tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012, annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above. Includes office/flex tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

(c) Includes leases expiring December 31, 2011 aggregating 61,625 square feet and representing annualized rent of $642,596 for which no new leases were signed.

SCHEDULE OF LEASE EXPIRATIONS: INDUSTRIAL/WAREHOUSE PROPERTIES

The following table sets forth a schedule of lease expirations for the industrial/warehouse properties beginning January 1, 2012, assuming that none of the tenants exercise renewal or termination options:

Year Of Expiration	Number Of Leases Expiring (a)	Net Rentable Area Subject To Expiring Leases (Sq. Ft.)	Percentage Of Total Leased Square Feet Represented By Expiring Leases (%)	Annualized Base Rental Revenue Under Expiring Leases ($) (b)	Average Annual Base Rent Per Net Rentable Square Foot Represented By Expiring Leases ($)	Percentage Of Annual Base Rent Under Expiring Leases (%)
2013	12	289,387	76.4	2,723,774	9.41	67.3
2014	3	30,545	8.0	649,926	21.28	16.1
2015	1	28,000	7.4	336,000	12.00	8.3
2016	4	30,988	8.2	335,206	10.82	8.3
Totals/Weighted Average	**20**	**378,920**	**100.0**	**4,044,906**	**10.67**	**100.0**

(a) Includes industrial/warehouse tenants only. Excludes leases for amenity, retail, parking and month-to-month industrial/warehouse tenants. Some tenants have multiple leases.

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012, annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, the historical results may differ from those set forth above.

SCHEDULE OF LEASE EXPIRATIONS: STAND-ALONE RETAIL PROPERTIES

The following table sets forth a schedule of lease expirations for the stand-alone retail properties beginning January 1, 2012 assuming that none of the tenants exercise renewal or termination options:

Year Of Expiration	Number Of Leases Expiring (a)	Net Rentable Area Subject To Expiring Leases (Sq. Ft.)	Percentage Of Total Leased Square Feet Represented By Expiring Leases (%)	Annualized Base Rental Revenue Under Expiring Leases ($) (b)	Average Annual Base Rent Per Net Rentable Square Foot Represented By Expiring Leases ($)	Percentage Of Annual Base Rent Under Expiring Leases (%)
2014	1	9,300	53.8	175,000	18.82	39.2
2023 and thereafter	1	8,000	46.2	272,000	34.00	60.8
Totals/Weighted Average	**2**	**17,300**	**100.0**	**447,000**	**25.84**	**100.0**

(a) Includes stand-alone retail property tenants only.

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012 annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.

INDUSTRY DIVERSIFICATION

The following table lists the Company's 30 largest industry classifications based on annualized contractual base rent of the Consolidated Properties:

Industry Classification (a)	Annualized Base Rental Revenue ($) (b) (c) (d)	Percentage of Company Annualized Base Rental Revenue (%)	Square Feet Leased (c) (d)	Percentage of Total Company Leased Sq. Ft. (%)
Securities, Commodity Contracts & Other Financial	88,616,772	14.3	3,211,570	11.8
Insurance Carriers & Related Activities	61,285,614	9.9	2,404,868	8.9
Manufacturing	52,950,735	8.5	2,649,193	9.8
Telecommunications	37,721,881	6.1	1,988,041	7.4
Legal Services	35,977,736	5.8	1,361,191	5.0
Health Care & Social Assistance	32,351,167	5.2	1,542,449	5.7
Credit Intermediation & Related Activities	29,136,526	4.7	1,048,160	3.9
Computer System Design Svcs.	26,627,688	4.3	1,283,363	4.7
Accounting/Tax Prep.	23,402,046	3.8	896,686	3.3
Scientific Research/Development	20,583,666	3.3	727,529	2.7
Wholesale Trade	20,116,078	3.2	1,374,399	5.1
Architectural/Engineering	16,575,220	2.7	720,632	2.7
Admin & Support, Waste Mgt. & Remediation Svcs.	15,970,138	2.6	775,172	2.9
Public Administration	14,746,349	2.4	565,615	2.1
Retail Trade	13,972,976	2.3	695,193	2.6
Other Services (except Public Administration)	13,793,496	2.2	554,157	2.1
Management/Scientific	13,153,395	2.1	531,811	2.0
Arts, Entertainment & Recreation	11,779,249	1.9	694,807	2.6
Accommodation & Food Services	11,722,977	1.9	501,945	1.9
Real Estate & Rental & Leasing	11,305,724	1.8	549,386	2.0
Advertising/Related Services	8,936,919	1.4	357,038	1.3
Other Professional	7,283,439	1.2	319,479	1.2
Construction	6,585,664	1.1	337,640	1.2
Information Services	6,268,737	1.0	246,120	0.9
Data Processing Services	6,164,458	1.0	240,815	0.9
Transportation	5,584,093	0.9	294,591	1.1
Publishing Industries	5,439,156	0.9	211,483	0.8
Broadcasting	5,076,675	0.8	185,449	0.7
Utilities	4,455,033	0.7	184,709	0.7
Educational Services	3,745,731	0.6	194,229	0.7
Other	9,162,777	1.4	382,006	1.3
TOTAL	**620,492,115**	**100.0**	**27,029,726**	**100.0**

(a) The Company's tenants are classified according to the U.S. Government's North American Industrial Classification System (NAICS).

(b) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012, annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.

(c) Includes office, office/flex, industrial/warehouse and stand-alone retail tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

(d) Includes leases in effect as of the period end date, some of which have commencement dates in the future, and leases expiring December 31, 2011 aggregating 193,213 square feet and representing annualized rent of $3,859,489 for which no new leases were signed.

MARKET DIVERSIFICATION

The following table lists the Company's markets (MSAs), based on annualized contractual base rent of the Consolidated Properties:

Market (MSA)	Annualized Base Rental Revenue ($) (a) (b) (c)	Percentage Of Company Annualized Base Rental Revenue (%)	Total Property Size Rentable Area (b) (c)	Percentage Of Rentable Area (%)
Newark, NJ				
(Essex-Morris-Union Counties)	136,429,110	22.0	6,495,715	20.8
Jersey City, NJ	118,116,795	19.1	4,317,978	13.9
Westchester-Rockland, NY	89,899,553	14.5	4,968,420	15.9
Bergen-Passaic, NJ	82,860,244	13.4	4,573,554	14.7
Philadelphia, PA-NJ	53,651,026	8.6	3,529,994	11.3
Middlesex-Somerset-Hunterdon, NJ	44,032,367	7.1	2,320,685	7.4
Washington, DC-MD-VA-WV	27,250,692	4.4	1,292,807	4.1
Monmouth-Ocean, NJ	25,645,417	4.1	1,620,863	5.2
Trenton, NJ	18,235,147	2.9	956,597	3.1
New York (Manhattan)	14,555,106	2.3	524,476	1.7
Stamford-Norwalk, CT	9,816,658	1.6	597,747	1.9
Totals	**620,492,115**	**100.0**	**31,198,836**	**100.0**

(a) Annualized base rental revenue is based on actual December 2011 billings times 12. For leases whose rent commences after January 1, 2012, annualized base rental revenue is based on the first full month's billing times 12. As annualized base rental revenue is not derived from historical GAAP results, historical results may differ from those set forth above.

(b) Includes leases in effect as of the period end date, some of which have commencement dates in the future, and leases expiring December 31, 2011 aggregating 193,213 square feet and representing annualized rent of $3,859,489 for which no new leases were signed.

(c) Includes office, office/flex, industrial/warehouse and stand-alone retail tenants only. Excludes leases for amenity, retail, parking and month-to-month tenants. Some tenants have multiple leases.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to its business, to which the Company is a party or to which any of the Properties is subject.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

The shares of the Company's Common Stock are traded on the New York Stock Exchange ("NYSE") under the symbol "CLI."

The following table sets forth the quarterly high, low, and closing price per share of Common Stock reported on the NYSE for the years ended December 31, 2011 and 2010, respectively:

For the Year Ended December 31, 2011:

	High	Low	Close
First Quarter	$35.44	$31.99	$33.90
Second Quarter	$35.96	$31.12	$32.94
Third Quarter	$34.77	$25.70	$26.75
Fourth Quarter	$28.91	$23.71	$26.69

For the Year Ended December 31, 2010:

	High	Low	Close
First Quarter	$36.31	$30.33	$35.25
Second Quarter	$38.74	$29.22	$29.73
Third Quarter	$33.81	$27.77	$32.71
Fourth Quarter	$34.88	$29.85	$33.06

On February 6, 2012, the closing Common Stock price reported on the NYSE was $29.27 per share.

On June 21, 2011, the Company filed with the NYSE its annual CEO Certification and Annual Written Affirmation pursuant to Section 303A.12 of the NYSE Listed Company Manual, each certifying that the Company was in compliance with all of the listing standards of the NYSE.

HOLDERS

On February 6, 2012, the Company had 484 common shareholders of record. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

RECENT SALES OF UNREGISTERED SECURITIES; USES OF PROCEEDS FROM REGISTERED SECURITIES

During the three months ended December 31, 2011, the Company issued 573,983 shares of Common Stock to holders of common units in the Operating Partnership upon the redemption of such common units in private offerings pursuant to Section 4(2) of the Securities Act. The holders of the common units were limited partners of the Operating Partnership and accredited investors under Rule 501 of the Securities Act. The common units were converted into an equal number of shares of Common Stock. The Company has registered the resale of such shares under the Securities Act.

DIVIDENDS AND DISTRIBUTIONS

During the year ended December 31, 2011, the Company declared four quarterly cash dividends on its common stock and common units of $0.45 per share and per unit for each of the first to the fourth quarter, respectively. Additionally, in 2011, the Company declared quarterly preferred stock cash dividends of $50.00 per preferred share from the first to the third quarter. In connection with the redemption of its Series C Preferred Stock on October 28, 2011, the Company paid accrued and unpaid dividends through the date prior to the redemption date.

During the year ended December 31, 2010, the Company declared four quarterly cash dividends on its common stock and common units of $0.45 per share and per unit for each of the first to the fourth quarter, respectively. Additionally, in 2010, the Company declared quarterly preferred stock cash dividends of $50.00 per preferred share from the first to the fourth quarter.

The declaration and payment of dividends and distributions will continue to be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, cash flows, financial condition, capital requirements, debt maturities, the availability of debt and equity capital, applicable REIT and legal restrictions and the general overall economic conditions and other factors.

PERFORMANCE GRAPH

The following graph compares total stockholder returns from the last five fiscal years to the Standard & Poor's 500 Index ("S&P 500") and to the National Association of Real Estate Investment Trusts, Inc.'s FTSE NAREIT Equity REIT Index ("NAREIT"). The graph assumes that the value of the investment in the Company's Common Stock and in the S&P 500 and NAREIT indices was $100 at December 31, 2006 and that all dividends were reinvested. The price of the Company's Common Stock on December 31, 2006 (on which the graph is based) was $51.00. The past stockholder return shown on the following graph is not necessarily indicative of future performance.

Comparison of Five-Year Cumulative Total Return


200.00
150.00
100.00
50.00
0.00
2006
2007
2008
2009
2010
2011
Mack-Cali
S & P 500
NAREIT

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2011, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	(b) Weighted-Average Exercise Price of Outstanding Options and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(a))
Equity Compensation Plans Approved by Stockholders	371,317 (2)	29.51 (3)	2,343,337
Equity Compensation Plans Not Approved by Stockholders(1)	98,009	N/A	N/A (4)
Total	469,326	N/A	2,343,337

(1) The only plan included in the table that was adopted without stockholder approval was the Directors' Deferred Compensation Plan. See Note 15: Mack-Cali Realty Corporation Stockholders' Equity - Deferred Stock Compensation Plan For Directors.

(2) Includes 187,447 shares of restricted Common Stock.

(3) Weighted-average exercise price of outstanding options; excludes restricted Common Stock.

(4) The Directors' Deferred Compensation Plan does not limit the number of stock units issuable thereunder, but applicable SEC and NYSE rules restricted the aggregate number of stock units issuable thereunder to one percent (1%) of the Company's outstanding shares when the plan commenced on January 1, 1999.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data on a consolidated basis for the Company. The consolidated selected operating, balance sheet and other data of the Company as of December 31, 2011, 2010, 2009, 2008 and 2007, and for the years then ended have been derived from the Company's financial statements for the respective periods.

Operating Data (a)	Year Ended December 31,				
In thousands, except per share data	2011	2010	2009	2008	2007
Total revenues	$ 724,279	$ 787,480	$ 758,925	$ 772,780	$ 803,162
Property expenses (b)	$ 278,392	$ 282,064	$ 274,418	$ 277,142	$ 268,404
Direct construction costs	$ 11,458	$ 60,255	$ 20,323	$ 37,649	$ 85,180
General and administrative	$ 35,541	$ 35,003	$ 39,779	$ 43,861	$ 52,156
Interest expense	$ 125,975	$ 149,329	$ 140,068	$ 126,937	$ 125,467
Income from continuing operations	$ 81,387	$ 58,750	$ 80,308	$ 65,390	$ 88,790
Net income available to common shareholders	$ 69,684	$ 52,900	$ 52,568	$ 51,726	$ 108,466
Income from continuing operations per share – basic	$ 0.81	$ 0.62	$ 0.90	$ 0.79	$ 1.06
Income from continuing operations per share – diluted	$ 0.81	$ 0.62	$ 0.90	$ 0.79	$ 1.06
Net income per share – basic	$ 0.81	$ 0.67	$ 0.71	$ 0.79	$ 1.62
Net income per share – diluted	$ 0.81	$ 0.67	$ 0.71	$ 0.79	$ 1.61
Dividends declared per common share	$ 1.80	$ 1.80	$ 1.80	$ 2.56	$ 2.56
Basic weighted average shares outstanding	86,047	79,224	74,318	65,489	67,026
Diluted weighted average shares outstanding	98,962	92,477	88,389	80,648	82,500

Balance Sheet Data	December 31,				
In thousands	2011	2010	2009	2008	2007
Rental property, before accumulated depreciation and amortization	$5,279,770	$5,216,720	$5,186,208	$4,963,780	$4,885,429
Total assets	$4,295,759	$4,362,466	$4,721,637	$4,443,922	$4,593,202
Total debt (c)	$1,914,215	$2,089,494	$2,337,437	$2,225,475	$2,211,735
Total liabilities	$2,141,759	$2,318,529	$2,578,447	$2,484,559	$2,492,797
Total Mack-Cali Realty Corporation stockholders' equity	$1,889,564	$1,758,272	$1,831,458	$1,544,463	$1,642,555
Total noncontrolling interests in subsidiaries	$ 264,436	$ 285,665	$ 311,732	$ 414,900	$ 457,850

(a) Certain reclassifications have been made to prior period amounts in order to conform with current period presentation.
(b) Property expenses is calculated by taking the sum of real estate taxes, utilities and operating services for each of the periods presented.
(c) Total debt is calculated by taking the sum of senior unsecured notes, revolving credit facilities, and mortgages, loans payable and other obligations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of Mack-Cali Realty Corporation and the notes thereto (collectively, the "Financial Statements"). Certain defined terms used herein have the meaning ascribed to them in the Financial Statements.

Executive Overview

Mack-Cali Realty Corporation together with its subsidiaries, (the "Company") is one of the largest real estate investment trusts (REITs) in the United States. The Company has been involved in all aspects of commercial real estate development, management and ownership for over 50 years and has been a publicly-traded REIT since 1994. The Company owns or has interests in 278 properties (collectively, the "Properties"), primarily class A office and office/flex buildings, totaling approximately 32.4 million square feet, leased to over 2,000 tenants. The Properties are located primarily in suburban markets of the Northeast, some with adjacent, Company-controlled developable land sites able to accommodate up to 12.3 million square feet of additional commercial space.

The Company's strategy is to be a significant real estate owner and operator in its core, high-barriers-to-entry markets, primarily in the Northeast.

As an owner of real estate, almost all of the Company's earnings and cash flow is derived from rental revenue received pursuant to leased space at the Properties. Key factors that affect the Company's business and financial results include the following:

- the general economic climate;
- the occupancy rates of the Properties;
- rental rates on new or renewed leases;
- tenant improvement and leasing costs incurred to obtain and retain tenants;
- the extent of early lease terminations;
- operating expenses;
- cost of capital; and
- the extent of acquisitions, development and sales of real estate.

Any negative effects of the above key factors could potentially cause a deterioration in the Company's revenue and/or earnings. Such negative effects could include: (1) failure to renew or execute new leases as current leases expire; (2) failure to renew or execute new leases with rental terms at or above the terms of in-place leases; and (3) tenant defaults.

A failure to renew or execute new leases as current leases expire or to execute new leases with rental terms at or above the terms of in-place leases may be affected by several factors such as: (1) the local economic climate, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors; and (2) local real estate conditions, such as oversupply of office and office/flex space or competition within the market.

The Company's core markets continue to be weak. The percentage leased in the Company's consolidated portfolio of stabilized operating properties was 88.3 percent at December 31, 2011 as compared to 89.1 percent at December 31, 2010 and 90.1 percent at December 31, 2009. Percentage leased includes all leases in effect as of the period end date, some of which have commencement dates in the future and leases that expire at the period end date. Leases that expired as of December 31, 2011, 2010 and 2009 aggregate 193,213, 187,058 and 64,672 square feet, respectively, or 0.6, 0.6 and 0.2 percentage of the net rentable square footage, respectively. The Company believes that vacancy rates may continue to increase and rental rates may continue to decline in some of its markets through 2012 and possibly beyond. As a result, the Company's future earnings and cash flow may continue to be negatively impacted by current market conditions.

The Company expects that the impact of the current state of the economy, including high unemployment will continue to have a negative effect on the fundamentals of its business, including lower occupancy, reduced effective rents, and increases in defaults and past due accounts. These conditions would negatively affect the Company's future net income and cash flows and could have a material adverse effect on the Company's financial condition.

The remaining portion of this Management's Discussion and Analysis of Financial Condition and Results of Operations should help the reader understand our:

- transactions;
- critical accounting policies and estimates;
- results of operations for the year ended December 31, 2011 as compared to the year ended December 31, 2010;
- results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009;
- liquidity and capital resources.

Summary of Transactions

On February 18, 2011, the Company completed a public offering of 7,187,500 shares of common stock and used the net proceeds, which totaled approximately $227.4 million (after offering costs) primarily to repay borrowings under its unsecured revolving credit facility.

On May 1, 2011, the Company placed in service 55 Corporate Drive, a 204,057 square-foot office building located in Bridgewater, New Jersey. The Company incurred total costs on the project of approximately $48.1 million through December 31, 2011.

In August 2011, the Company commenced construction of a 203,000 square foot office building which is pre-leased for 15 years and 3 months, subject to two extension options of between five and 10 years each, to Wyndham Worldwide. Wyndham currently leases space in neighboring buildings in the Mack-Cali Business Campus in Parsippany, New Jersey. The new building is expected to be delivered to the tenant in the first quarter of 2013 at a total estimated cost of approximately $53.5 million.

On December 5, 2011, the Company entered into a development agreement (the "Development Agreement") with Ironstate Development LLC ("Ironstate") for the development of up to 2 million square feet of residential space with associated parking and ancillary retail space on land owned by the Company at its Harborside Financial Center complex in Jersey City, New Jersey (the "Harborside Residential Project"). The first phase of the project is expected to consist of a parking pedestal to support two high-rise towers of approximately 500 apartment units each, and estimated to cost approximately $400 million. The parties anticipate a fourth quarter 2012 ground breaking and the project will be ready for occupancy within approximately two years thereafter.

Pursuant to the Development Agreement, the Company and Ironstate shall co-develop the Harborside Residential Project with Ironstate responsible for obtaining all required development permits and approvals. Major decisions with respect to the Harborside Residential Project will require the consent of the Company and Ironstate. The Company and Ironstate will have 85 and 15 percent interests, respectively, in the Harborside Residential Project. The Company will receive capital credit of $30 per approved developable square foot for its land.

The Development Agreement is subject to obtaining required approvals and development financing as well as numerous customary undertakings, covenants, obligations and conditions. The Company has the right to reasonably determine that any phase of the Harborside Residential Project is not economically viable and may elect not to proceed, subject to certain conditions, with no further obligations to Ironstate other than reimbursement to Ironstate of all or a portion of the costs incurred by it to obtain any required approvals.

Critical Accounting Policies and Estimates

The Financial Statements have been prepared in conformity with generally accepted accounting principles. The preparation of the Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of revenues and expenses during the reported period. These estimates and assumptions are based on management's historical experience that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. The Company's critical accounting policies are those which require assumptions to be made about matters that are highly uncertain. Different estimates could have a material effect on the Company's financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions and circumstances.

Rental Property:
Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition, development and construction of rental properties are capitalized. Capitalized development and construction costs include pre-construction costs essential to the development of the property, development and construction costs, interest, property taxes, insurance, salaries and other project costs incurred during the period of development. Interest capitalized by the Company for the years ended December 31, 2011, 2010 and 2009 was $1.1 million, $1.9 million and $1.4 million, respectively. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. Fully-depreciated assets are removed from the accounts.

The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity (as distinguished from activities such as routine maintenance and cleanup). If portions of a rental project are substantially completed and occupied by tenants, or held available for occupancy, and other portions have not yet reached that stage, the substantially completed portions are accounted for as a separate project. The Company allocates costs incurred between the portions under construction and the portions substantially completed and held available for occupancy and capitalizes only those costs associated with the portion under construction.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold interests	Remaining lease term
Buildings and improvements	5 to 40 years
Tenant improvements	The shorter of the term of the related lease or useful life
Furniture, fixtures and equipment	5 to 10 years

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. The Company records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values which are based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles will be amortized to expense over the anticipated life of the relationships.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's rental properties may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management include reviewing low leased percentages, significant near-term lease expirations, recently acquired properties, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company's intent and ability to hold the property. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management's experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairments may be realized in the future.

Rental Property Held for Sale and Discontinued Operations:
When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets which have been identified as held for sale is less than the net book value of the assets, a valuation allowance is established. Properties identified as held for sale and/or sold are presented in discontinued operations for all periods presented.

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

Investments in Unconsolidated Joint Ventures:
The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as Investments in Unconsolidated Joint Ventures, subsequently adjusted for equity in earnings and cash contributions and distributions.

Accounting Standards Codification ("ASC") 810, Consolidation, provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and the determination of which business enterprise, if any, should consolidate the VIEs (the "primary beneficiary"). Generally, the consideration of whether an entity is a VIE applies when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

On January 1, 2010, the Company adopted the updated provisions of ASC 810, which amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additionally, ASC 810 amends FIN 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. ASC 810 amends certain guidance in Interpretation 46(R) for determining whether an entity is a variable interest entity. Also, ASC 810 amends FIN 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity. The adoption of this guidance did not have a material impact to the Financial Statements. See Note 4: Investments in Unconsolidated Joint Ventures to the Financial Statements for disclosures regarding the Company's unconsolidated joint ventures.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company's estimates of value for each investment (particularly in commercial real estate joint ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future.

Revenue Recognition:
Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. Unbilled rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases. Escalations and recoveries from tenants are received from tenants for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs.

Construction services revenue includes fees earned and reimbursements received by the Company for providing construction management and general contractor services to clients. Construction services revenue is recognized on the percentage of completion method. Using this method, profits are recorded on the basis of our estimates of the overall profit and percentage of completion of individual contracts. A portion of the estimated profits is accrued based upon estimates of the percentage of completion of the construction contract. This revenue recognition method involves inherent risks relating to profit and cost estimates. Real estate services revenue includes property management, facilities management, leasing commission fees and other services, and payroll and related costs reimbursed from clients. Other income includes income from parking spaces leased to tenants, income from tenants for additional services arranged for the Company and income from tenants for early lease terminations.

Allowance for Doubtful Accounts:
Management periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. Management's estimate of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowance and net income.

Results From Operations

The following comparisons for the year ended December 31, 2011 ("2011"), as compared to the year ended December 31, 2010 ("2010"), and for 2010 as compared to the year ended December 31, 2009 ("2009"), make reference to the following: (i) the effect of the "Same-Store Properties," which represent all in-service properties owned by the Company at December 31, 2009, (for the 2011 versus 2010 comparison) and which represent all in-service properties owned by the Company at December 31, 2008, (for the 2010 versus 2009 comparison), excluding properties sold or held for sale through December 31, 2011; and (ii) the effect of the "Acquired Properties," which represent all properties acquired by the Company, commencing initial operations or initially consolidated by the Company from January 1, 2010 through December 31, 2011 (for the 2011 versus 2010 comparison) and which represent all properties acquired by the Company or commencing initial operation from January 1, 2009 through December 31, 2010 (for the 2010 versus 2009 comparison).

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

(dollars in thousands)	Year Ended December 31, 2011	2010	Dollar Change	Percent Change
Revenue from rental operations and other:				
Base rents	$600,163	$602,357	$ (2,194)	(0.4)%
Escalations and recoveries from tenants	94,047	101,699	(7,652)	(7.5)
Other income	12,812	12,553	259	2.1
Total revenues from rental operations	707,022	716,609	(9,587)	(1.3)
Property expenses:				
Real estate taxes	87,473	93,535	(6,062)	(6.5)
Utilities	73,274	74,077	(803)	(1.1)
Operating services	117,645	114,452	3,193	2.8
Total property expenses	278,392	282,064	(3,672)	(1.3)
Non-property revenues:				
Construction services	12,058	62,997	(50,939)	(80.9)
Real estate services	5,199	7,874	(2,675)	(34.0)
Total non-property revenues	17,257	70,871	(53,614)	(75.7)
Non-property expenses:				
Direct construction costs	11,458	60,255	(48,797)	(81.0)
General and administrative	35,541	35,003	538	1.5
Depreciation and amortization	193,587	191,168	2,419	1.3
Impairment charge on rental property	--	9,521	(9,521)	(100.0)
Total non-property expenses	240,586	295,947	(55,361)	(18.7)
Operating income	205,301	209,469	(4,168)	(2.0)
Other (expense) income:				
Interest expense	(125,975)	(149,329)	23,354	15.6
Interest and other investment income	39	86	(47)	(54.7)
Equity in earnings (loss) of unconsolidated joint ventures	2,022	2,276	(254)	(11.2)
Loss from early extinguishment of debt	--	(3,752)	3,752	100.0
Total other (expense) income	(123,914)	(150,719)	26,805	17.8
Income from continuing operations	81,387	58,750	22,637	38.5
Discontinued Operations:				
Income (loss) from discontinued operations	--	242	(242)	(100.0)
Realized gains (losses) and unrealized losses on disposition of rental property, net	--	4,447	(4,447)	(100.0)
Total discontinued operations, net	--	4,689	(4,689)	(100.0)
Net income	81,387	63,439	17,948	28.3
Noncontrolling interest in consolidated joint ventures	402	262	140	53.4
Noncontrolling interest in Operating Partnership	(10,369)	(8,133)	(2,236)	(27.5)
Noncontrolling interest in discontinued operations	--	(668)	668	100.0
Preferred stock dividends	(1,736)	(2,000)	264	13.2
Net income available to common shareholders	$ 69,684	$ 52,900	$ 16,784	31.7%

The following is a summary of the changes in revenue from rental operations and property expenses in 2011 as compared to 2010 divided into Same-Store Properties and Acquired Properties *(dollars in thousands)*:

	Total Company		Same-Store Properties		Acquired Properties	
	Dollar Change	Percent Change	Dollar Change	Percent Change	Dollar Change	Percent Change
Revenue from rental operations:						
Base rents	$(2,194)	(0.4)%	$ (9,536)	(1.6)%	$7,342	1.2%
Escalations and recoveries from tenants	(7,652)	(7.5)	(7,842)	(7.7)	190	0.2
Other income	259	2.1	224	1.8	35	0.3
Total	$(9,587)	(1.3)%	$(17,154)	(2.4)%	$7,567	1.1%
Property expenses:						
Real estate taxes	$(6,062)	(6.5)%	$ (6,366)	(6.8)%	$ 304	0.3%
Utilities	(803)	(1.1)	(1,120)	(1.5)	317	0.4
Operating services	3,193	2.8	2,371	2.1	822	0.7
Total	$(3,672)	(1.3)%	$ (5,115)	(1.8)%	$1,443	0.5%
OTHER DATA:						
Number of Consolidated Properties	269		267		2	
Square feet (in thousands)	31,199		30,797		402	

Base rents for the Same-Store Properties decreased $9.5 million, or 1.6 percent, for 2011 as compared to 2010, due primarily to decreased occupancy and rental rates in 2011 over 2010. Escalations and recoveries from tenants for the Same-Store Properties decreased $7.8 million, or 7.7 percent, for 2011 over 2010, due primarily to lower recoveries from newer tenants in 2011, as well as lower property expenses in 2011 (primarily from greater refunds on tax appeals), as compared to 2010. Other income for the Same-Store Properties increased $0.2 million, or 1.8 percent, due primarily to an increase in lease termination fees recognized in 2011 as compared to 2010.

Real estate taxes on the Same-Store Properties decreased $6.4 million, or 6.8 percent, for 2011 as compared to 2010, due primarily to greater refunds on tax appeals received in 2011 as compared to 2010. Utilities for the Same-Store Properties decreased $1.1 million, or 1.5 percent, for 2011 as compared to 2010, due primarily to lower rates in 2011 as compared to 2010. Operating services for the Same-Store Properties increased $2.4 million, or 2.1 percent, due primarily to increases in maintenance and snow removal costs in 2011 as compared to 2010.

Construction services revenue decreased $50.9 million, or 80.9 percent, in 2011 as compared to 2010, due primarily to decreased contracts in 2011. Real estate services revenues decreased by $2.7 million, or 34.0 percent, for 2011 as compared to 2010, due primarily to a decrease in properties under management in 2011 as compared to 2010.

Direct construction costs decreased $48.8 million, or 81.0 percent, in 2011 as compared to 2010, due primarily to decreased construction contracts in 2011.

General and administrative increased by $0.5 million, or 1.5 percent, for 2011 as compared to 2010 due primarily to an increase in salaries and related expenses in 2011.

Depreciation and amortization increased by $2.4 million, or 1.3 percent, for 2011 over 2010. This increase was due primarily to the effect of the Acquired Properties.

In 2010, the Company incurred a $9.5 million impairment charge on a rental property.

Interest expense decreased $23.4 million, or 15.6 percent, for 2011 as compared to 2010. This decrease was primarily as a result of lower average debt balances in 2011 as compared to 2010, primarily from proceeds received from the common stock offering in 2011.

Interest and other investment income was relatively unchanged for 2011 as compared to 2010.

Equity in earnings of unconsolidated joint ventures decreased $0.3 million, or 11.2 percent, for 2011 as compared to 2010. The decrease was due primarily to income of $1.9 million in 2010 from the Gale Kimball venture (which sold its office property in late 2010). This was partially offset by increased income of $1.2 million (due primarily to renovated rooms returned to service in 2011), in the Harborside South Pier venture in 2011 as compared to 2010, and a loss of $0.4 million in 2010 from the Princeton Forrestal Village venture (which sold its property in late 2010).

The Company recognized a loss from early extinguishment of debt of $3.8 million in 2010 as a result of the prepayment of $300 million of senior unsecured notes in 2010 which were scheduled to mature in February 2011.

Income from continuing operations increased to $81.4 million in 2011 from $58.8 million in 2010. The increase of $22.6 million was due to the factors discussed above.

Net income available to common shareholders increased by $16.8 million, or 31.7 percent, from $52.9 million in 2010 to $69.7 million in 2011. The increase was primarily the result of an increase in income from continuing operations of $22.6 million, a decrease in noncontrolling interest in discontinued operations of $0.7 million, a decrease in preferred stock dividends of $0.3 million (due to the redemption of the preferred stock in 2011), and an increase in noncontrolling interest in consolidated joint ventures of $0.1 million for 2011 as compared to 2010. These were partially offset by a realized gain on disposition of rental property of $4.4 million in 2010, an increase in noncontrolling interest in Operating Partnership of $2.2 million for 2011 as compared to 2010, and a decrease in income from discontinued operations of approximately $0.3 million for 2011 as compared to 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

(dollars in thousands)	Year Ended December 31, 2010	2009	Dollar Change	Percent Change
Revenue from rental operations and other:				
Base rents	$602,357	$611,061	$ (8,704)	(1.4)%
Escalations and recoveries from tenants	101,699	103,057	(1,358)	(1.3)
Other income	12,553	13,538	(985)	(7.3)
Total revenues from rental operations	716,609	727,656	(11,047)	(1.5)
Property expenses:				
Real estate taxes	93,535	93,322	213	0.2
Utilities	74,077	70,927	3,150	4.4
Operating services	114,452	110,169	4,283	3.9
Total property expenses	282,064	274,418	7,646	2.8
Non-property revenues:				
Construction services	62,997	21,910	41,087	187.5
Real estate services	7,874	9,359	(1,485)	(15.9)
Total non-property revenues	70,871	31,269	39,602	126.6
Non-property expenses:				
Direct construction costs	60,255	20,323	39,932	196.5
General and administrative	35,003	39,779	(4,776)	(12.0)
Depreciation and amortization	191,168	200,732	(9,564)	(4.8)
Impairment charge on rental property	9,521	--	9,521	--
Total non-property expenses	295,947	260,834	35,113	13.5
Operating income	209,469	223,673	(14,204)	(6.4)
Other (expense) income:				
Interest expense	(149,329)	(140,068)	(9,261)	(6.6)
Interest and other investment income	86	570	(484)	(84.9)
Equity in earnings (loss) of unconsolidated joint ventures	2,276	(5,560)	7,836	140.9
Loss from early extinguishment of debt	(3,752)	--	(3,752)	--
Gain on reduction of other obligations	--	1,693	(1,693)	(100.0)
Total other (expense) income	(150,719)	(143,365)	(7,354)	(5.1)
Income from continuing operations	58,750	80,308	(21,558)	(26.8)
Discontinued Operations:				
Income (loss) from discontinued operations	242	(17)	259	1,523.5
Impairment charge on rental property	--	(16,563)	16,563	100.0
Realized gains (losses) and unrealized losses on disposition of rental property, net	4,447	--	4,447	--
Total discontinued operations, net	4,689	(16,580)	21,269	128.3
Net income	63,439	63,728	(289)	(0.5)
Noncontrolling interest in consolidated joint ventures	262	943	(681)	(72.2)
Noncontrolling interest in Operating Partnership	(8,133)	(12,550)	4,417	35.2
Noncontrolling interest in discontinued operations	(668)	2,447	(3,115)	(127.3)
Preferred stock dividends	(2,000)	(2,000)	--	--
Net income available to common shareholders	$ 52,900	$ 52,568	$ 332	0.6%

The following is a summary of the changes in revenue from rental operations and property expenses in 2010 as compared to 2009 divided into Same-Store Properties and Acquired Properties *(dollars in thousands)*:

	Total Company		Same-Store Properties		Acquired Properties	
	Dollar Change	Percent Change	Dollar Change	Percent Change	Dollar Change	Percent Change
Revenue from rental operations:						
Base rents	$ (8,704)	(1.4)%	$ (19,418)	(3.2)%	$ 10,714	1.8%
Escalations and recoveries from tenants	(1,358)	(1.3)	(2,583)	(2.5)	1,225	1.2
Other income	(985)	(7.3)	(975)	(7.2)	(10)	(0.1)
Total	$ (11,047)	(1.5)%	$ (22,976)	(3.2)%	$ 11,929	1.7%
Property expenses:						
Real estate taxes	$ 213	0.2%	$ (1,416)	(1.5)%	$ 1,629	1.7%
Utilities	3,150	4.4	2,807	4.0	343	0.4
Operating services	4,283	3.9	2,216	2.0	2,067	1.9
Total	$ 7,646	2.8%	$ 3,607	1.3%	$ 4,039	1.5%
OTHER DATA:						
Number of Consolidated Properties	268		254		14	
Square feet (in thousands)	30,995		29,095		1,900	

Base rents for the Same-Store Properties decreased $19.4 million, or 3.2 percent, for 2010 as compared to 2009, due primarily to decreased occupancy and rental rates in 2010 over 2009. Escalations and recoveries from tenants for the Same-Store Properties decreased $2.6 million, or 2.5 percent, for 2010 over 2009, due primarily to lower recoveries from newer tenants in 2010. Other income for the Same-Store Properties decreased $1.0 million, or 7.2 percent, due primarily to a decrease in tenant extra services in 2010.

Real estate taxes on the Same-Store Properties decreased $1.4 million, or 1.5 percent, for 2010 as compared to 2009, due primarily to reductions in certain property tax assessments and real estate tax refunds in 2010. Utilities for the Same-Store Properties increased $2.8 million, or 4.0 percent, for 2010 as compared to 2009, due primarily to increased usage and rates in 2010 as compared to 2009. Operating services for the Same-Store Properties increased $2.2 million, or 2.0 percent, due primarily to an increase in snow removal and maintenance costs in 2010 as compared to 2009.

Construction services revenue increased $41.1 million, or 187.5 percent, in 2010 as compared to 2009, due primarily to increased construction contracts in 2010. Real estate services revenues decreased by $1.5 million, or 15.9 percent, for 2010 as compared to 2009, due primarily to decreases in management fee income of $0.6 million, salary reimbursements of $0.6 million, and commissions income of $0.3 million on account of a reduction in third party management and leasing assignments in 2010.

Direct construction costs increased $39.9 million, or 196.5 percent, in 2010 as compared to 2009, due primarily to increased construction contracts in 2010.

General and administrative decreased by $4.8 million, or 12.0 percent, for 2010 as compared to 2009 due primarily to decreases in salaries and related expenses and professional fees in 2010.

Depreciation and amortization decreased by $9.6 million, or 4.8 percent, for 2010 over 2009. This decrease was due primarily to assets becoming fully amortized in 2010.

In 2010, the Company incurred a $9.5 million impairment charge on a rental property.

Interest expense increased $9.3 million, or 6.6 percent, for 2010 as compared to 2009. This increase was primarily as a result of higher average debt balances and interest rates in 2010 as compared to 2009.

Interest and other investment income decreased $0.5 million, or 84.9 percent, for 2010 as compared to 2009. This decrease was due primarily to the repayment of a note receivable in late 2009.

Equity in earnings of unconsolidated joint ventures increased $7.8 million, or 140.9 percent, for 2010 as compared to 2009. The increase was due primarily to the write-off in 2009 of the Company's investment in the Route 93 Portfolio venture for an increased loss of $4.4 million, a decreased loss of $4.1 million in the Boston-Downtown Crossing venture for 2010 as compared to 2009, increased income of $1.3 million in the Gale Kimball venture for 2010 as compared to 2009. These were partially offset by decreased income of $2.6 million from the Harborside South Pier venture for 2010 as compared to 2009.

The Company recognized a loss from early extinguishment of debt of $3.8 million in 2010 as a result of the prepayment of $300 million of senior unsecured notes in 2010 which were scheduled to mature in February 2011.

The Company had a gain on reduction of other obligations of $1.7 million on account of the expiration of certain assumed obligations in 2009.

Income from continuing operations decreased to approximately $58.7 million in 2010 from $80.3 million in 2009. The decrease of $21.6 million was due to the factors discussed above.

Net income available to common shareholders increased by $0.3 million, or 0.6 percent, from $52.6 million in 2009 to $52.9 million in 2010. The increase was primarily the result of an impairment charge on rental property of $16.6 million in 2009, a realized gain on disposition of rental property of $4.4 million, an increase in noncontrolling interest in Operating Partnership of $4.4 million, and an increase in income from discontinued operation of $0.3 million for 2010 as compared to 2009. These were partially offset by a decrease in income from continuing operations of $21.6 million, a decrease in noncontrolling interest in discontinued operations of $3.1 million, and a decrease in noncontrolling interest in consolidated joint ventures of $0.7 million for 2010 as compared to 2009.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Overview:
Historically, rental revenue has been the Company's principal source of funds to pay operating expenses, debt service, capital expenditures and dividends, excluding non-recurring capital expenditures. To the extent that the Company's cash flow from operating activities is insufficient to finance its non-recurring capital expenditures such as property acquisitions, development and construction costs and other capital expenditures, the Company has and expects to continue to finance such activities through borrowings under its revolving credit facility and other debt and equity financings.

The Company believes that with the general downturn in the Company's markets in recent years, it is reasonably likely that vacancy rates may continue to increase, effective rental rates on new and renewed leases may continue to decrease and tenant installation costs, including concessions, may continue to increase in most or all of its markets in 2012 and possibly beyond. As a result of the potential negative effects on the Company's revenue from the overall reduced demand for office space, the Company's cash flow could be insufficient to cover increased tenant installation costs over the short-term. If this situation were to occur, the Company expects that it would finance any shortfalls through borrowings under its revolving credit facility and other debt and equity financings.

The Company expects to meet its short-term liquidity requirements generally through its working capital, net cash provided by operating activities and from its revolving credit facility. The Company frequently examines potential property acquisitions and development projects and, at any given time, one or more of such acquisitions or development projects may be under consideration. Accordingly, the ability to fund property acquisitions and development projects is a major part of the Company's financing requirements. The Company expects to meet its financing requirements through funds generated from operating activities, to the extent available, proceeds from property sales, long-term and short-term borrowings (including draws on the Company's revolving credit facility) and the issuance of additional debt and/or equity securities.

Construction Projects:
In August 2011, the Company commenced construction of a 203,000 square foot office building which is pre-leased for 15 years and three months, subject to two extension options of between five and 10 years each, to Wyndham Worldwide. Wyndham currently leases space in neighboring buildings in the Mack-Cali Business Campus in Parsippany, New Jersey. The new building is expected to be delivered to the tenant in the first quarter of 2013 at a total estimated cost of approximately $53.5 million (of which the Company has incurred $14.4 million through December 31, 2011).

On December 5, 2011, the Company entered into a development agreement (the "Development Agreement") with Ironstate Development LLC ("Ironstate") for the development of up to 2 million square feet of residential space with associated parking and ancillary retail space on land owned by the Company at its Harborside Financial Center complex in Jersey City, New Jersey (the "Harborside Residential Project"). The first phase of the project is expected to consist of a parking pedestal to support two high-rise towers of approximately 500 apartment units each, and estimated to cost approximately $400 million. The parties anticipate a fourth quarter 2012 ground breaking and the project will be ready for occupancy within approximately two years thereafter.

Pursuant to the Development Agreement, the Company and Ironstate shall co-develop the Harborside Residential Project with Ironstate responsible for obtaining all required development permits and approvals. Major decisions with respect to the Harborside Residential Project will require the consent of the Company and Ironstate. The Company and Ironstate will have 85 and 15 percent interests, respectively, in the Harborside Residential Project. The Company will receive capital credit of $30 per approved developable square foot for its land.

The Development Agreement is subject to obtaining required approvals and development financing as well as numerous customary undertakings, covenants, obligations and conditions. The Company has the right to reasonably determine that any phase of the Harborside Residential Project is not economically viable and may elect not to proceed, subject to certain conditions, with no further obligations to Ironstate other than reimbursement to Ironstate of all or a portion of the costs incurred by it to obtain any required approvals.

REIT Restrictions:
To maintain its qualification as a REIT under the Code, the Company must make annual distributions to its stockholders of at least 90 percent of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding net capital gains. Moreover, the Company intends to continue to make regular quarterly distributions to its common stockholders. Based upon the most recently paid quarterly common stock dividend of $0.45 per common share, in the aggregate, such distributions would equal approximately $158.0 million ($180.0 million, including common units in the Operating Partnership, held by parties other than the Company) on an annualized basis. However, any such distribution, whether for federal income tax purposes or otherwise, would be paid out of (a) available cash, including borrowings and other sources, after meeting operating requirements, preferred stock dividends and distributions, and scheduled debt service on the Company's debt, and (b) for distributions declared on or before December 31, 2012 with respect to a taxable year ending on or before December 31, 2011, our stock, as permitted pursuant to Internal Revenue Service Revenue Procedure 2010-12, 2010-3 I.R.B. Under this Revenue Procedure, we are permitted to make taxable distributions of our stock (in lieu of cash) if (x) any such distribution is declared on or before December 31, 2012 with respect to a taxable year ending on or before December 31, 2011, and (y) each of our stockholders is permitted to elect to receive its entire entitlement under such declaration in either cash or shares of equivalent value subject to a limitation in the amount of cash to be distributed in the aggregate; provided that (i) the amount of cash that we set aside for distribution is not less than 10 percent of the aggregate distribution so declared, and (ii) if too many of our stockholders elect to receive cash, a pro rata amount of cash will be distributed to each such stockholder electing to receive cash, but in no event will any such stockholder receive less than its entire entitlement under such declaration.

Property Lock-Ups:
The Company may not dispose of or distribute certain of its properties, currently comprising seven properties with an aggregate net book value of approximately $131.6 million, which were originally contributed by certain unrelated common unitholders of the Operating Partnership, without the express written consent of such common unitholders, as applicable, except in a manner which does not result in recognition of any built-in-gain (which may result in an income tax liability) or which reimburses the appropriate specific common unitholders for the tax consequences of the recognition of such built-in-gains (collectively, the "Property Lock-Ups"). The aforementioned restrictions do not apply in the event that the Company sells all of its properties or in connection with a sale transaction which the Company's Board of Directors determines is reasonably necessary to satisfy a material monetary default on any unsecured debt, judgment or liability of the Company or to cure any material monetary default on any mortgage secured by a property. The Property Lock-Ups expire periodically through 2016. Upon the expiration of the Property Lock-Ups, the Company is generally required to use commercially reasonable efforts to prevent any sale, transfer or other disposition of the subject properties from resulting in the recognition of built-in gain to the specific common unitholders, which include members of the Mack Group (which includes William L. Mack, Chairman of the Company's Board of Directors; David S. Mack, director; Earle I. Mack, a former director; and Mitchell E. Hersh, president, chief executive officer and director), the Robert Martin Group (which includes Robert F. Weinberg, director; and Timothy M. Jones, former president), the Cali Group (which includes John R. Cali, director, and John J. Cali, a former director). As of December 31, 2011, 129 of the Company's properties, with an aggregate net book value of approximately $1.7 billion, have lapsed restrictions and are subject to these conditions.

Unencumbered Properties:
As of December 31, 2011, the Company had 237 unencumbered properties, totaling 24.5 million square feet, representing 78.6 percent of the Company's total portfolio on a square footage basis.

Cash Flows

Cash and cash equivalents decreased by $1.3 million to $20.5 million at December 31, 2011, compared to $21.8 million at December 31, 2010. This decrease is comprised of the following net cash flow items:

(1) $252.1 million provided by operating activities.

(2) $94.2 million used in investing activities, consisting primarily of the following:

(a) $91.7 million used for additions to rental property; plus
(b) $0.5 million used for investments in unconsolidated joint ventures; plus
(c) $3.4 million used for restricted cash; minus
(d) $1.5 million received from distributions in excess of cumulative earnings from unconsolidated joint ventures.

(3) $159.2 million used in financing activities, consisting primarily of the following:

(a) $472.0 million used for repayments of borrowings under the Company's unsecured credit facility; plus
(b) $178.5 million used for payments of dividends and distributions; plus
(c) $25.0 million used for the redemption of preferred stock; plus
(d) $8.7 million used for repayments of mortgages, loans payable and other obligation; plus
(e) $5.0 million used for payments of financing costs; minus
(f) $299.5 million from borrowings under the revolving credit facility; minus
(g) $227.4 million from proceeds received from common stock offerings; minus
(h) $3.0 million from proceeds received from stock options exercised.

Debt Financing

Summary of Debt:
The following is a breakdown of the Company's debt between fixed and variable-rate financing as of December 31, 2011.

	Balance ($000's)	% of Total	Weighted Average Interest Rate (a)	Weighted Average Maturity in Years
Fixed Rate Unsecured Debt and Other Obligations	$1,119,267	58.47%	6.08%	3.45
Fixed Rate Secured Debt	728,448	38.06%	7.46%	5.53
Variable Rate Secured Debt	11,000	0.57%	2.90%	1.00
Variable Rate Unsecured Debt	55,500	2.90%	1.54% (b)	3.81
Totals/Weighted Average:	$1,914,215	100.00%	6.46%	4.24

(a) The actual weighted average LIBOR rate for the Company's outstanding variable rate debt was 0.29 percent as of December 31, 2011.
(b) Excludes amortized deferred financing costs pertaining to the Company's unsecured revolving credit facility which amounted to $2.6 million for the year ended December 31, 2011.

Debt Maturities:

Scheduled principal payments and related weighted average annual interest rates for the Company's debt as of December 31, 2011 are as follows:

Period	Scheduled Amortization ($000's)	Principal Maturities ($000's)	Total ($000's)	Weighted Avg. Interest Rate of Future Repayments (a)
2012	$ 11,159	$ 221,148	$ 232,307	6.05%
2013	11,315	145,223	156,538	5.39%
2014	10,468	335,257	345,725	6.82%
2015	8,941	205,500	214,441	4.41% (b)
2016	8,753	273,120	281,873	7.16%
Thereafter	26,992	679,562	706,554	7.15%
Sub-total	77,628	1,859,810	1,937,438	
Adjustment for unamortized debt discount/premium and mark-to-market, net, as of December 31, 2011	(23,223)	--	(23,223)	
Totals/Weighted Average	$ 54,405	$1,859,810	$1,914,215	6.46%

(a) The actual weighted average LIBOR rate for the Company's outstanding variable rate debt was 0.29 percent as of December 31, 2011.

(b) Excludes amortized deferred financing costs pertaining to the Company's unsecured revolving credit facility which amounted to $2.6 million for the year ended December 31, 2011.

Senior Unsecured Notes:

The terms of the Company's senior unsecured notes (which totaled approximately $1.1 billion as of December 31, 2011) include certain restrictions and covenants which require compliance with financial ratios relating to the maximum amount of debt leverage, the maximum amount of secured indebtedness, the minimum amount of debt service coverage and the maximum amount of unsecured debt as a percent of unsecured assets.

Unsecured Revolving Credit Facility:

On October 21, 2011, the Company amended and restated its unsecured revolving credit facility with a group of 20 lenders. The $600 million facility is expandable to $1 billion and matures in October 2015. It has a one year extension option with the payment of a 20 basis point fee. The interest rate on outstanding borrowings (not electing the Company's competitive bid feature) and the facility fee on the current borrowing capacity payable quarterly in arrears are based upon the Operating Partnership's unsecured debt ratings, as follows:

Operating Partnership's Unsecured Debt Ratings: Higher of S&P or Moody's	Interest Rate – Applicable Basis Points Above LIBOR	Facility Fee Basis Points
No ratings or less than BBB-/Baa3	185.0	45.0
BBB- or Baa3	150.0	35.0
BBB or Baa2(current)	125.0	25.0
BBB+or Baa1	107.5	20.0
A-or A3 or higher	100.0	17.5

The facility has a competitive bid feature, which allows the Company to solicit bids from lenders under the facility to borrow up to $300 million at interest rates less than those above.

The terms of the unsecured facility include certain restrictions and covenants which limit, among other things the incurrence of additional indebtedness, the incurrence of liens and the disposition of real estate properties (to the extent that: (i) such property dispositions cause the Company to default on any of the financial ratios of the facility described below, or (ii) the property dispositions are completed while the Company is under an event of default under the facility, unless, under certain circumstances, such disposition is being carried out to cure such default), and which require compliance with financial ratios relating to the maximum leverage ratio, the maximum amount of secured indebtedness, the minimum amount of tangible net worth, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property interest coverage and certain investment limitations. If an event of default has occurred and is continuing, the Company will not make any excess distributions except to enable the Company to continue to qualify as a REIT under the Code.

The lending group for the credit facility consists of: JPMorgan Chase Bank, N.A., as administrative agent; Bank of America, N.A., as syndication agent; Deutsche Bank Trust Company Americas; US Bank National Association and Wells Fargo Bank, N.A., as documentation agents; Capital One, N.A.; Citicorp North America, Inc.; Comerica Bank; PNC Bank, National Association; SunTrust Bank; The Bank of New York Mellon; The Bank of Tokyo-Mitsubishi UFJ, LTD., as managing agents; and Compass Bank; Branch Banking and Trust Company; TD Bank, N.A.; Citizens Bank of Pennsylvania; Chang Hwa Commercial Bank, LTD., New York Branch; Mega International Commercial Bank Co., LTD., New York Branch; First Commercial Bank, New York Branch; and Hua Nan Commercial Bank, LTD., New York Agency, as participants.

As of February 6, 2012, the Company had outstanding borrowings of $210 million under its unsecured revolving credit facility.

Through October 20, 2011, the Company had a $775 million unsecured revolving credit facility. The interest rate on outstanding borrowings was LIBOR plus 55 basis points.

Money Market Loan:
The Company entered into an agreement with JPMorgan Chase Bank to participate in a noncommitted money market loan program ("Money Market Loan"). The Money Market Loan is an unsecured borrowing of up to $75 million arranged by JPMorgan Chase Bank ("the lender") with maturities of 30 days or less. The rate of interest on the Money Market Loan borrowing is set at the time of each borrowing. As of December 31, 2011, the Company had no outstanding borrowings under its Money Market Loan program.

Mortgages, Loans Payable and Other Obligations:
The Company has mortgages, loans payable and other obligations which consist of various loans collateralized by certain of the Company's rental properties. Payments on mortgages, loans payable and other obligations are generally due in monthly installments of principal and interest, or interest only.

Debt Strategy:
The Company does not intend to reserve funds to retire the Company's senior unsecured notes, borrowings under its unsecured revolving credit facility, or its mortgages, loans payable and other obligations upon maturity. Instead, the Company will seek to refinance such debt at maturity or retire such debt through the issuance of additional equity or debt securities on or before the applicable maturity dates. If it cannot raise sufficient proceeds to retire the maturing debt, the Company may draw on its revolving credit facility to retire the maturing indebtedness, which would reduce the future availability of funds under such facility. As of February 6, 2012, the Company had $210 million of outstanding borrowings under its $600 million unsecured revolving credit facility and no outstanding borrowings under the Money Market Loan. The Company is reviewing various refinancing options, including the purchase of its senior unsecured notes in privately-negotiated transactions, the issuance of additional, or exchange of current, unsecured debt, common and preferred stock, and/or obtaining additional mortgage debt, some or all of which may be completed during 2012. The Company currently anticipates that its available cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and other sources, will be adequate to meet the Company's capital and liquidity needs in the short term. However, if these sources of funds are insufficient or unavailable, due to current economic conditions or otherwise, the Company's ability to make the expected distributions discussed in "REIT Restrictions" above may be adversely affected.

Equity Financing and Registration Statements

Common Equity:
On February 18, 2011, the Company completed a public offering of 7,187,500 shares of common stock and used the net proceeds, which totaled approximately $227.4 million (after offering costs) primarily to repay borrowings under its unsecured revolving credit facility.

The following table presents the changes in the Company's issued and outstanding shares of Common Stock and the Operating Partnership's Common Units from December 31, 2010 to December 31, 2011.

	Common Stock	Common Units	Total
Outstanding at December 31, 2010	79,605,474	13,007,668	92,613,142
Common stock offering	7,187,500	--	7,187,500
Stock options exercised	107,806	--	107,806
Common units redeemed for Common Stock	810,546	(810,546)	--
Shares issued under Dividend Reinvestment and Stock Purchase Plan	6,417	--	6,417
Restricted shares issued	81,736	--	81,736
Outstanding at December 31, 2011	87,799,479	12,197,122	99,996,601

Preferred Stock:
On October 28, 2011, the Company redeemed its Series C Preferred Stock at a price of $2,500 per share, plus accrued and unpaid dividends through the date prior to the redemption date. The write off of preferred stock issuance costs of $164,000 is included in preferred stock dividends for the year ended December 31, 2011.

Share Repurchase Program:
The Company has a share repurchase program which was authorized by its Board of Directors in September 2007 to purchase up to $150 million of the Company's outstanding common stock ("Repurchase Program"), which it may repurchase from time to time in open market transactions at prevailing prices or through privately negotiated transactions. As of December 31, 2011, the Company has a remaining authorization under the Repurchase Program of $46 million.

Dividend Reinvestment and Stock Purchase Plan:
The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRIP") which commenced in March 1999 under which 5.5 million shares of the Company's common stock have been reserved for future issuance. The DRIP provides for automatic reinvestment of all or a portion of a participant's dividends from the Company's shares of common stock. The DRIP also permits participants to make optional cash investments up to $5,000 a month without restriction and, if the Company waives this limit, for additional amounts subject to certain restrictions and other conditions set forth in the DRIP prospectus filed as part of the Company's effective registration statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") for the 5.5 million shares of the Company's common stock reserved for issuance under the DRIP.

Shelf Registration Statements:
The Company has an effective shelf registration statement on Form S-3 filed with the SEC for an aggregate amount of $2.0 billion in common stock, preferred stock, depositary shares, and/or warrants of the Company, under which no securities have been sold as of February 6, 2012.

The Company and the Operating Partnership also have an effective shelf registration statement on Form S-3 filed with the SEC for an aggregate amount of $2.5 billion in common stock, preferred stock, depositary shares and guarantees of the Company and debt securities of the Operating Partnership, under which no securities have been sold as of February 6, 2012.

Off-Balance Sheet Arrangements

Unconsolidated Joint Venture Debt:
The debt of the Company's unconsolidated joint ventures are generally non-recourse to the Company except for customary exceptions pertaining to such matters as intentional misuse of funds, environmental conditions and material misrepresentations. The Company has also posted a $5.5 million letter of credit in support of the Harborside South Pier joint venture, half of which is indemnified by Hyatt Corporation, the Company's joint venture partner.

The Company's off-balance sheet arrangements are further discussed in Note 4: Investments in Unconsolidated Joint Ventures to the Financial Statements.

Contractual Obligations

The following table outlines the timing of payment requirements related to the Company's debt (principal and interest), PILOT agreements, ground lease and other agreements as of December 31, 2011:

		Payments Due by Period				
(dollars in thousands)	**Total**	**Less than 1 Year**	**1 – 3 Years**	**4 – 5 Years**	**6 – 10 Years**	**After 10 Years**
Senior unsecured notes	$1,413,242	$258,408	$431,590	$415,119	$308,125	--
Revolving credit facility	58,784	857	1,713	56,214	--	--
Mortgages, loans payable and other obligations	1,016,266	86,204	263,834	159,072	489,045	$18,111
Payments in lieu of taxes (PILOT)	45,753	4,407	13,222	8,815	19,309	--
Ground lease payments	18,145	367	1,089	638	1,162	14,889
Total	$2,552,190	$350,243	$711,448	$639,858	$817,641	$33,000

Inflation

The Company's leases with the majority of its tenants provide for recoveries and escalation charges based upon the tenant's proportionate share of, and/or increases in, real estate taxes and certain operating costs, which reduce the Company's exposure to increases in operating costs resulting from inflation.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We consider portions of this information, including the documents incorporated by reference, to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of such act. Such forward-looking statements relate to, without limitation, our future economic performance, plans and objectives for future operations and projections of revenue and other financial items. Forward-looking statements can be identified by the use of words such as "may," "will," "plan," "potential," "should," "expect," "anticipate," "estimate," "continue" or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Among the factors about which we have made assumptions are:

- risks and uncertainties affecting the general economic climate and conditions, which in turn may have a negative effect on the fundamentals of our business and the financial condition of our tenants;
- the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;
- the extent of any tenant bankruptcies or of any early lease terminations;
- our ability to lease or re-lease space at current or anticipated rents;
- changes in the supply of and demand for office, office/flex and industrial/warehouse properties;
- changes in interest rate levels and volatility in the securities markets;
- changes in operating costs;
- our ability to obtain adequate insurance, including coverage for terrorist acts;
- the availability of financing on attractive terms or at all, which may adversely impact our ability to pursue acquisition and development opportunities and refinance existing debt and our future interest expense;
- changes in governmental regulation, tax rates and similar matters; and
- other risks associated with the development and acquisition of properties, including risks that the development may not be completed on schedule, that the tenants will not take occupancy or pay rent, or that development or operating costs may be greater than anticipated.

For further information on factors which could impact us and the statements contained herein, see Item 1A: Risk Factors. We assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. In pursuing its business plan, the primary market risk to which the Company is exposed is interest rate risk. Changes in the general level of interest rates prevailing in the financial markets may affect the spread between the Company's yield on invested assets and cost of funds and, in turn, its ability to make distributions or payments to its investors.

Approximately $1.8 billion of the Company's long-term debt as of December 31, 2011 bears interest at fixed rates and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows (in thousands) based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt. The interest rates on the Company's variable rate debt as of December 31, 2011 ranged from LIBOR plus 125 basis points to LIBOR plus 200 basis points. If market rates of interest on the Company's variable rate debt increased or decreased by 100 basis points, then the increase or decrease in interest costs on the Company's variable rate debt would be approximately $665,000 annually and the increase or decrease in the fair value of the Company's fixed rate debt as of December 31, 2011 would be approximately $70 million.

December 31, 2011 Debt, including current portion *($'s in thousands)*	**2012**	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Sub-total**	**Other (a)**	**Total**	**Fair Value**
Fixed Rate	$221,307	$156,538	$345,725	$158,941	$281,873	$706,554	$1,870,938	$(23,223)	$1,847,715	$1,995,718
Average Interest Rate	6.21%	5.39%	6.82%	5.40%	7.16%	7.15%			6.63%	
Variable Rate	$ 11,000			$ 55,500			$ 66,500		$ 66,500	$ 66,500

(a) Adjustment for unamortized debt discount/premium and mark-to-market, net, as of December 31, 2011.

While the Company has not experienced any significant credit losses, in the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in losses to the Company which could adversely affect its operating results and liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company and the Report of PricewaterhouseCoopers LLP, together with the notes to the Consolidated Financial Statements of the Company, as set forth in the index in Item 15: Exhibits and Financial Statements, are filed under this Item 8: Financial Statements and Supplementary Data and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's chief executive officer and chief financial officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control Over Financial Reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's chief executive officer and chief financial officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has established and maintained policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, the Company's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes In Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 will be set forth in the Company's definitive proxy statement for its annual meeting of shareholders expected to be held on June 5, 2012, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 will be set forth in the Company's definitive proxy statement for its annual meeting of shareholders expected to be held on June 5, 2012, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be set forth in the Company's definitive proxy statement for its annual meeting of shareholders expected to be held on June 5, 2012, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be set forth in the Company's definitive proxy statement for its annual meeting of shareholders expected to be held on June 5, 2012, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 will be set forth in the Company's definitive proxy statement for its annual meeting of shareholders expected to be held on June 5, 2012, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. All Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

(a) 2. Financial Statement Schedules

(i) Mack-Cali Realty Corporation:

Schedule III – Real Estate Investments and Accumulated Depreciation as of December 31, 2011

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

(a) 3. Exhibits

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders
of Mack-Cali Realty Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Mack-Cali Realty Corporation and its subsidiaries (collectively, the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2)(i) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 8, 2012

MACK-CALI REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS *(in thousands, except per share amounts)*

	December 31, 2011	December 31, 2010
ASSETS		
Rental property		
Land and leasehold interests	$ 773,026	$ 771,960
Buildings and improvements	4,001,943	3,970,177
Tenant improvements	500,336	470,098
Furniture, fixtures and equipment	4,465	4,485
	5,279,770	5,216,720
Less – accumulated depreciation and amortization	(1,409,163)	(1,278,985)
Net investment in rental property	3,870,607	3,937,735
Cash and cash equivalents	20,496	21,851
Investments in unconsolidated joint ventures	32,015	34,220
Unbilled rents receivable, net	134,301	126,917
Deferred charges and other assets, net	210,470	212,038
Restricted cash	20,716	17,310
Accounts receivable, net of allowance for doubtful accounts of $2,697 and $2,790	7,154	12,395
Total assets	$4,295,759	$4,362,466
LIABILITIES AND EQUITY		
Senior unsecured notes	$1,119,267	$1,118,451
Revolving credit facility	55,500	228,000
Mortgages, loans payable and other obligations	739,448	743,043
Dividends and distributions payable	44,999	42,176
Accounts payable, accrued expenses and other liabilities	100,480	101,944
Rents received in advance and security deposits	53,019	57,877
Accrued interest payable	29,046	27,038
Total liabilities	2,141,759	2,318,529
Commitments and contingencies		
Equity:		
Mack-Cali Realty Corporation stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, 0 and 10,000 shares outstanding, at liquidation preference	--	25,000
Common stock, $0.01 par value, 190,000,000 shares authorized, 87,799,479 and 79,605,474 shares outstanding	878	796
Additional paid-in capital	2,536,184	2,292,641
Dividends in excess of net earnings	(647,498)	(560,165)
Total Mack-Cali Realty Corporation stockholders' equity	1,889,564	1,758,272
Noncontrolling interests in subsidiaries:		
Operating Partnership	262,499	283,219
Consolidated joint ventures	1,937	2,446
Total noncontrolling interests in subsidiaries	264,436	285,665
Total equity	2,154,000	2,043,937
Total liabilities and equity	$4,295,759	$4,362,466

The accompanying notes are an integral part of these consolidated financial statements.

MACK-CALI REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS *(in thousands, except per share amounts)*

	Year Ended December 31,		
REVENUES	2011	2010	2009
Base rents	$600,163	$602,357	$611,061
Escalations and recoveries from tenants	94,047	101,699	103,057
Construction services	12,058	62,997	21,910
Real estate services	5,199	7,874	9,359
Other income	12,812	12,553	13,538
Total revenues	724,279	787,480	758,925
EXPENSES			
Real estate taxes	87,473	93,535	93,322
Utilities	73,274	74,077	70,927
Operating services	117,645	114,452	110,169
Direct construction costs	11,458	60,255	20,323
General and administrative	35,541	35,003	39,779
Depreciation and amortization	193,587	191,168	200,732
Impairment charge on rental property	--	9,521	--
Total expenses	518,978	578,011	535,252
Operating income	205,301	209,469	223,673
OTHER (EXPENSE) INCOME			
Interest expense	(125,975)	(149,329)	(140,068)
Interest and other investment income	39	86	570
Equity in earnings (loss) of unconsolidated joint ventures	2,022	2,276	(5,560)
Loss from early extinguishment of debt	--	(3,752)	--
Gain on reduction of other obligations	--	--	1,693
Total other (expense) income	(123,914)	(150,719)	(143,365)
Income from continuing operations	81,387	58,750	80,308
Discontinued operations:			
Income (loss) from discontinued operations	--	242	(17)
Impairment charge on rental property	--	--	(16,563)
Realized gains (losses) and unrealized losses on disposition of rental property, net	--	4,447	--
Total discontinued operations, net	--	4,689	(16,580)
Net income	81,387	63,439	63,728
Noncontrolling interest in consolidated joint ventures	402	262	943
Noncontrolling interest in Operating Partnership	(10,369)	(8,133)	(12,550)
Noncontrolling interest in discontinued operations	--	(668)	2,447
Preferred stock dividends	(1,736)	(2,000)	(2,000)
Net income available to common shareholders	$ 69,684	$ 52,900	$ 52,568
Basic earnings per common share:			
Income from continuing operations	$ 0.81	$ 0.62	$ 0.90
Discontinued operations	--	0.05	(0.19)
Net income available to common shareholders	$ 0.81	$ 0.67	$ 0.71
Diluted earnings per common share:			
Income from continuing operations	$ 0.81	$ 0.62	$ 0.90
Discontinued operations	--	0.05	(0.19)
Net income available to common shareholders	$ 0.81	$ 0.67	$ 0.71
Basic weighted average shares outstanding	86,047	79,224	74,318
Diluted weighted average shares outstanding	98,962	92,477	88,389

The accompanying notes are an integral part of these consolidated financial statements.

MACK-CALI REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(in thousands)*

	Preferred Stock		Common Stock		Additional Paid-In	Dividends in Excess of	Noncontrolling Interests	Total
	Shares	Amount	Shares	Par Value	Capital	Net Earnings	in Subsidiaries	Equity
Balance at January 1, 2009	10	$25,000	66,419	$664	$1,905,386	$(386,587)	$414,900	$1,959,363
Net income	--	--	--	--	--	54,568	9,160	63,728
Preferred stock dividends	--	--	--	--	--	(2,000)	--	(2,000)
Common stock dividends	--	--	--	--	--	(136,028)	--	(136,028)
Common unit distributions	--	--	--	--	--	--	(25,100)	(25,100)
Common stock offering	--	--	11,500	115	274,711	--	--	274,826
Increase in noncontrolling interests	--	--	--	--	--	--	3,186	3,186
Redemption of common units for common stock	--	--	943	9	24,109	--	(24,118)	--
Shares issued under Dividend Reinvestment and Stock Purchase Plan	--	--	9	--	207	--	--	207
Stock options exercised	--	--	19	--	504	--	--	504
Stock compensation	--	--	80	1	4,503	--	--	4,504
Rebalancing of ownership percent between parent and subsidiaries	--	--	--	--	66,296	--	(66,296)	--
Balance at December 31, 2009	10	$25,000	78,970	$ 789	$2,275,716	$(470,047)	$311,732	$2,143,190
Net income	--	--	--	--	--	54,900	8,539	63,439
Preferred stock dividends	--	--	--	--	--	(2,000)	--	(2,000)
Common stock dividends	--	--	--	--	--	(143,018)	--	(143,018)
Common unit distributions	--	--	--	--	--	--	(23,543)	(23,543)
Decrease in noncontrolling interests	--	--	--	--	--	--	(321)	(321)
Redemption of common units for common stock	--	--	487	5	11,047	--	(11,052)	--
Shares issued under Dividend Reinvestment and Stock Purchase Plan	--	--	5	--	158	--	--	158
Stock options exercised	--	--	55	1	1,503	--	--	1,504
Stock compensation	--	--	88	1	4,527	--	--	4,528
Rebalancing of ownership percent between parent and subsidiaries	--	--	--	--	(310)	--	310	--
Balance at December 31, 2010	10	$25,000	79,605	$ 796	$2,292,641	$(560,165)	$285,665	$2,043,937
Net income	--	--	--	--	--	71,420	9,967	81,387
Preferred stock dividends	--	--	--	--	--	(1,736)	--	(1,736)
Common stock dividends	--	--	--	--	--	(157,017)	--	(157,017)
Common unit distributions	--	--	--	--	--	--	(22,794)	(22,794)
Common stock offering	--	--	7,188	72	227,302	--	--	227,374
Decrease in noncontrolling interests	--	--	--	--	--	--	(107)	(107)
Redemption of common units for common stock	--	--	811	8	17,686	--	(17,694)	--
Shares issued under Dividend Reinvestment and Stock Purchase Plan	--	--	6	--	187	--	--	187
Stock options exercised	--	--	108	1	3,047	--	--	3,048
Stock compensation	--	--	82	1	4,556	--	--	4,557
Redemption of preferred stock	(10)	(25,000)	--	--	164	--	--	(24,836)
Rebalancing of ownership percent between parent and subsidiaries	--	--	--	--	(9,399)	--	9,399	--
Balance at December 31, 2011	--	--	87,800	$878	$2,536,184	$(647,498)	$264,436	$2,154,000

The accompanying notes are an integral part of these consolidated financial statements.

MACK-CALI REALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS *(in thousands)*

	Year Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	2011	2010	2009
Net income	$ 81,387	$ 63,439	$ 63,728
Adjustments to reconcile net income to net cash provided by			
Operating activities:			
Depreciation and amortization, including related intangible assets	193,005	190,260	194,786
Depreciation and amortization on discontinued operations	--	409	1,811
Amortization of stock compensation	4,557	4,528	2,272
Amortization of deferred financing costs and debt discount	2,370	2,656	2,730
Equity in (earnings) loss of unconsolidated joint venture, net	(2,022)	(2,276)	5,560
Gain on reduction of other obligations	--	--	(1,693)
Realized gains on disposition of rental property	--	(4,447)	--
Impairment charge on rental property	--	9,521	--
Impairment charge on rental property from discontinued operations	--	--	16,563
Distributions of cumulative earnings from unconsolidated joint ventures	3,301	2,311	2,637
Changes in operating assets and liabilities:			
Increase in unbilled rents receivable, net	(7,352)	(7,458)	(6,859)
(Increase) decrease in deferred charges and other assets, net	(27,398)	(24,069)	403
(Increase) decrease in accounts receivable, net	5,241	(4,306)	14,880
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,827	(424)	(4,267)
(Decrease) increase in rents received in advance and security deposits	(4,859)	3,184	(1,570)
(Decrease) increase in accrued interest payable	2,008	(10,292)	3,705
Net cash provided by operating activities	$ 252,065	$ 223,036	$ 294,686
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to rental property and related intangibles	$ (91,729)	$ (92,499)	$ (77,767)
Repayment of notes receivable	--	--	11,441
Investment in unconsolidated joint ventures	(501)	(954)	(6,327)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	1,460	2,410	518
(Increase) decrease in restricted cash	(3,407)	2,018	(7,962)
Net cash used in investing activities	$ (94,177)	$ (89,025)	$ (80,097)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings from revolving credit facility	$ 299,500	$ 250,000	$ 337,000
Repayment of revolving credit facility and money market loans	(472,000)	(22,000)	(498,000)
Proceeds from senior unsecured notes	--	--	246,238
Repayment of senior unsecured notes	--	(465,000)	(199,724)
Proceeds from mortgages and loans payable	--	11,000	81,500
Repayment of mortgages, loans payable and other obligations	(8,684)	(8,154)	(11,462)
Payment of financing costs	(4,993)	(2,074)	(2,766)
Proceeds from offering of common stock	227,374	--	274,826
Redemption of preferred stock	(25,000)	--	--
Proceeds from stock options exercised	3,048	1,504	504
Payment of dividends and distributions	(178,488)	(168,495)	(173,267)
Net cash (used in) provided by financing activities	$ (159,243)	$ (403,219)	$ 54,849
Net (decrease) increase in cash and cash equivalents	$ (1,355)	$ (269,208)	$ 269,438
Cash and cash equivalents, beginning of period	21,851	291,059	21,621
Cash and cash equivalents, end of period	$ 20,496	$ 21,851	$ 291,059

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

Mack-Cali Realty Corporation, a Maryland corporation, together with its subsidiaries (collectively, the "Company"), is a fully-integrated, self-administered, self-managed real estate investment trust ("REIT") providing leasing, management, acquisition, development, construction and tenant-related services for its properties and third parties. As of December 31, 2011, the Company owned or had interests in 278 properties plus developable land (collectively, the "Properties"). The Properties aggregate approximately 32.4 million square feet, which are comprised of 266 buildings, primarily office and office/flex buildings totaling approximately 32.0 million square feet (which include eight buildings, primarily office buildings aggregating approximately 1.2 million square feet owned by unconsolidated joint ventures in which the Company has investment interests), six industrial/warehouse buildings totaling approximately 387,400 square feet, two retail properties totaling approximately 17,300 square feet, one hotel (which is owned by an unconsolidated joint venture in which the Company has an investment interest) and three parcels of land leased to others. The Properties are located in five states, primarily in the Northeast, plus the District of Columbia.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include all accounts of the Company, its majority-owned and/or controlled subsidiaries, which consist principally of Mack-Cali Realty, L.P. (the "Operating Partnership"), and variable interest entities for which the Company has determined itself to be the primary beneficiary, if any. See Note 2: Significant Accounting Policies – Investments in Unconsolidated Joint Ventures for the Company's treatment of unconsolidated joint venture interests. Intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior period amounts in order to conform with current period presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

Rental Property

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition, development and construction of rental properties are capitalized. Pursuant to the Company's adoption of ASC 805, Business Combinations, effective January 1, 2009, acquisition-related costs are expensed as incurred. Capitalized development and construction costs include pre-construction costs essential to the development of the property, development and construction costs, interest, property taxes, insurance, salaries and other project costs incurred during the period of development. Included in total rental property is construction, tenant improvement and development in-progress of $37,069,000 and $65,990,000 as of December 31, 2011 and 2010, respectively. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives. Fully-depreciated assets are removed from the accounts.

The Company considers a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity (as distinguished from activities such as routine maintenance and cleanup). If portions of a rental project are substantially completed and occupied by tenants, or held available for occupancy, and other portions have not yet reached that stage, the substantially completed portions are accounted for as a separate project. The Company allocates costs incurred between the portions under construction and the portions substantially completed and held available for occupancy, and capitalizes only those costs associated with the portion under construction.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold interests	Remaining lease term
Buildings and improvements	5 to 40 years
Tenant improvements	The shorter of the term of the related lease or useful life
Furniture, fixtures and equipment	5 to 10 years

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their fair values. The Company records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value, (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's rental properties held for use may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management include reviewing low leased percentages, significant near-term lease expirations, recently acquired properties, current and historical operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company's intent and ability to hold the property. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management's experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairment may be realized in the future.

Rental Property Held for Sale and Discontinued Operations

When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the estimated net sales price of the assets which have been identified as held for sale is less than the net book value of the assets, a valuation allowance is established. Properties identified as held for sale and/or disposed of are presented in discontinued operations for all periods presented. See Note 7: Discontinued Operations.

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as Investments in Unconsolidated Joint Ventures, subsequently adjusted for equity in earnings and cash contributions and distributions.

ASC 810, Consolidation, provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and the determination of which business enterprise, if any, should consolidate the VIE (the "primary beneficiary"). Generally, the consideration of whether an entity is a VIE applies when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

On January 1, 2010, the Company adopted the updated provisions of ASC 810, which amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additionally, ASC 810 amends FIN 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. ASC 810 amends certain guidance in Interpretation 46(R) for determining whether an entity is a variable interest entity. Also, ASC 810 amends FIN 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity. The adoption of this guidance did not have a material impact to these financial statements. See Note 4: Investments in Unconsolidated Joint Ventures for disclosures regarding the Company's unconsolidated joint ventures.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company's estimates of value for each investment (particularly in commercial real estate joint ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future. See Note 4: Investments in Unconsolidated Joint Ventures.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Marketable Securities

The Company classifies its marketable securities among three categories: held-to-maturity, trading and available-for-sale. Unrealized holding gains and losses relating to available-for-sale securities are excluded from earnings and reported as other comprehensive income (loss) in equity until realized. A decline in the market value of any held-to-maturity marketable security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. Any impairment would be charged to earnings and a new cost basis for the security established.

The fair value of the marketable securities is determined using level I inputs under ASC 820, Fair Value Measurements and Disclosures. Level I inputs represent quoted prices available in an active market for identical investments as of the reporting date.

Deferred Financing Costs

Costs incurred in obtaining financing are capitalized and amortized over the term of the related indebtedness. Amortization of such costs is included in interest expense and was $2,370,000, $2,656,000 and $2,730,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Deferred Leasing Costs

Costs incurred in connection with leases are capitalized and amortized on a straight-line basis over the terms of the related leases and included in depreciation and amortization. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease. Certain employees of the Company are compensated for providing leasing services to the Properties. The portion of such compensation, which is capitalized and amortized, approximated $4,432,000, $3,986,000 and $3,725,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Derivative Instruments

The Company measures derivative instruments, including certain derivative instruments embedded in other contracts, at fair value and records them as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated and qualifying as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period.

Revenue Recognition

Base rental revenue is recognized on a straight-line basis over the terms of the respective leases. Unbilled rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining terms of the lease for above-market leases and the remaining initial terms plus the terms of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining terms of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases. Escalations and recoveries from tenants are received from tenants for certain costs as provided in the lease agreements. These costs generally include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs. See Note 14: Tenant Leases. Construction services revenue includes fees earned and reimbursements received by the Company for providing construction management and general contractor services to clients. Construction services revenue is recognized on the percentage of completion method. Using this method, profits are recorded on the basis of estimates of the overall profit and percentage of completion of individual contracts. A portion of the estimated profits is accrued based upon estimates of the percentage of completion of the construction contract. This revenue recognition method involves inherent risks relating to profit and cost estimates. Real estate services revenue includes property management, facilities management, leasing commission fees and other services, and payroll and related costs reimbursed from clients. Other income includes income from parking spaces leased to tenants, income from tenants for additional services arranged for by the Company and income from tenants for early lease terminations.

Allowance for Doubtful Accounts

Management periodically performs a detailed review of amounts due from tenants to determine if accounts receivable balances are impaired based on factors affecting the collectability of those balances. Management's estimate of the allowance for doubtful accounts requires management to exercise significant judgment about the timing, frequency and severity of collection losses, which affects the allowance and net income.

Income and Other Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally will not be subject to corporate federal income tax (including alternative minimum tax) on net income that it currently distributes to its shareholders, provided that the Company satisfies certain organizational and operational requirements including the requirement to distribute at least 90 percent of its REIT taxable income to its shareholders. The Company has elected to treat certain of its corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. The Company is subject to certain state and local taxes.

Pursuant to the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes, the Company recognized no material adjustments regarding its tax accounting treatment. The Company expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which is included in general and administrative expense.

In the normal course of business, the Company or one of its subsidiaries is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are generally from the year 2007 forward.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount.

Dividends and Distributions Payable

The dividends and distributions payable at December 31, 2011 represents dividends payable to common shareholders (87,800,047 shares), and distributions payable to noncontrolling interest common unitholders of the Operating Partnership (12,197,122 common units) for all such holders of record as of January 5, 2012 with respect to the fourth quarter 2011. The fourth quarter 2011 common stock dividends and common unit distributions of $0.45 per common share and unit were approved by the Board of Directors on December 6, 2011. The common stock dividends and common unit distributions payable were paid on January 13, 2012.

The dividends and distributions payable at December 31, 2010 represents dividends payable to preferred shareholders (10,000 shares) and common shareholders (79,605,542 shares), and distributions payable to noncontrolling interest common unitholders of the Operating Partnership (13,007,668 common units) for all such holders of record as of January 5, 2011 with respect to the fourth quarter 2010. The fourth quarter 2010 preferred stock dividends of $50.00 per share, common stock dividends and common unit distributions of $0.45 per common share and unit were approved by the Board of Directors on December 7, 2010. The common stock dividends, common unit distributions and preferred stock dividends payable were paid on January 14, 2011.

The Company has determined that the $1.80 dividend per common share paid during the year ended December 31, 2011 represented approximately 77 percent ordinary income and approximately 23 percent return of capital to its stockholders; the $1.80 dividend per common share paid during the year ended December 31, 2010 represented approximately 75 percent ordinary income and approximately 25 percent return of capital to its stockholders; and the $1.99 dividend per common share paid during the year ended December 31, 2009 represented approximately 93 percent ordinary income and approximately 7 percent return of capital to its stockholders.

Costs Incurred For Stock Issuances

Costs incurred in connection with the Company's stock issuances are reflected as a reduction of additional paid-in capital.

Stock Compensation

The Company accounts for stock options and restricted stock awards granted prior to 2002 using the intrinsic value method prescribed in the previously existing accounting guidance on accounting for stock issued to employees. Under this guidance, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Accordingly, no compensation cost has been recognized under the Company's stock option plans for the granting of stock options made prior to 2002. Restricted stock awards granted prior to 2002 are valued at the vesting dates of such awards with compensation cost for such awards recognized ratably over the vesting period.

In 2002, the Company adopted the provisions of ASC 718, Compensation-Stock Compensation. In 2006, the Company adopted the amended guidance, which did not have a material effect on the Company's financial position and results of operations. These provisions require that the estimated fair value of restricted stock ("Restricted Stock Awards") and stock options at the grant date be amortized ratably into expense over the appropriate vesting period. The Company recorded restricted stock expense of $4,123,000, $4,121,000 and $4,097,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Other Comprehensive Income

Other comprehensive income (loss) includes items that are recorded in equity, such as unrealized holding gains or losses on marketable securities available for sale.

3. REAL ESTATE TRANSACTIONS

On May 1, 2011, the Company placed in service 55 Corporate Drive, a 204,057 square-foot office building located in Bridgewater, New Jersey. The Company incurred total costs on the project of approximately $48.1 million through December 31, 2011.

4. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The debt of the Company's unconsolidated joint ventures generally is non-recourse to the Company, except for customary exceptions pertaining to such matters as intentional misuse of funds, environmental conditions, material misrepresentations, and as otherwise indicated below.

PLAZA VIII AND IX ASSOCIATES, L.L.C.

Plaza VIII and IX Associates, L.L.C. is a joint venture between the Company and Columbia Development Company, L.L.C. ("Columbia"), which owns land for future development, located on the Hudson River waterfront in Jersey City, New Jersey, adjacent to the Company's Harborside Financial Center office complex. The Company and Columbia each hold a 50 percent interest in the venture. The venture owns undeveloped land currently used as a parking facility.

SOUTH PIER AT HARBORSIDE – HOTEL

The Company has a joint venture with Hyatt Corporation ("Hyatt") which owns a 350-room hotel on the South Pier at Harborside Financial Center, Jersey City, New Jersey. The Company owns a 50 percent interest in the venture.

The venture has a mortgage loan with a balance as of December 31, 2011 of $65.2 million collateralized by the hotel property. The loan carries an interest rate of 6.15 percent and matures in November 2016. The venture has a loan with a balance as of December 31, 2011 of $5.5 million with the City of Jersey City, provided by the U.S. Department of Housing and Urban Development. The loan currently bears interest at fixed rates ranging from 6.09 percent to 6.62 percent and matures in August 2020. The Company has posted a $5.5 million letter of credit in support of this loan, half of which is indemnified by Hyatt.

RED BANK CORPORATE PLAZA

The Company has a joint venture with The PRC Group, which owns Red Bank Corporate Plaza, a 92,878 square foot office building located in Red Bank, New Jersey. The property is fully leased to Hovnanian Enterprises, Inc. through September 30, 2017. The Company holds a 50 percent interest in the venture.

The venture had a $20.3 million loan with a commercial bank collateralized by the office property, which bore interest at a rate of the London Interbank Offered Rate ("LIBOR") plus 125 basis points and was scheduled to mature in May 2011. In May 2011, the venture paid the lender $1.7 million and refinanced the remainder of the loan. The new loan, with a balance of $18.1 million at December 31, 2011, bears interest at a rate of LIBOR plus 300 basis points and matures on May 17, 2016. LIBOR was 0.29 percent at December 31, 2011. The loan includes contingent guarantees for a portion of the principal by the Company based on certain conditions. On September 22, 2011, the interest rate on 75 percent of the loan was fixed at 3.99375 percent effective from October 17, 2011 through maturity.

The Company performs management, leasing, and other services for the property owned by the joint venture and recognized $100,000, $91,000 and $92,600 in fees for such services in the years ended December 31, 2011, 2010 and 2009, respectively.

MACK-GREEN-GALE LLC/GRAMERCY AGREEMENT

On May 9, 2006, the Company entered into a joint venture, Mack-Green-Gale LLC and subsidiaries ("Mack-Green"), with SL Green, pursuant to which Mack-Green held an approximate 96 percent interest in and acted as general partner of Gale SLG NJ Operating Partnership, L.P. (the "OPLP"). The Company's acquisition cost for its interest in Mack-Green was approximately $125 million, which was funded primarily through borrowing under the Company's revolving credit facility. At the time, the OPLP owned 100 percent of entities ("Property Entities") which owned 25 office properties (the "OPLP Properties") which aggregated 3.5 million square feet (consisting of 17 office properties aggregating 2.3 million square feet located in New Jersey and eight properties aggregating 1.2 million square feet located in Troy, Michigan). In December 2007, the OPLP sold its eight properties located in Troy, Michigan for $83.5 million. The venture recognized a loss of approximately $22.3 million from the sale.

As defined in the Mack-Green operating agreement, the Company shared decision-making equally with SL Green regarding: (i) all major decisions involving the operations of Mack-Green; and (ii) overall general partner responsibilities in operating the OPLP.

The Mack-Green operating agreement generally provided for profits and losses to be allocated as follows:

(i) 99 percent of Mack-Green's share of the profits and losses from 10 specific OPLP Properties allocable to the Company and one percent allocable to SL Green;
(ii) one percent of Mack-Green's share of the profits and losses from eight specific OPLP Properties and its minor interest in four office properties allocable to the Company and 99 percent allocable to SL Green; and
(iii) 50 percent of all other profits and losses allocable to the Company and 50 percent allocable to SL Green.

Substantially all of the OPLP Properties were encumbered by mortgage loans with an aggregate outstanding principal balance of $276.3 million at March 31, 2009. $185.0 million of the mortgage loans bore interest at a weighted average fixed interest rate of 6.26 percent per annum and matured at various times through May 2016.

Six of the OPLP Properties (the "Portfolio Properties") were encumbered by $90.3 million of mortgage loans which bore interest at a floating rate of LIBOR plus 275 basis points per annum and were scheduled to mature in May 2009. The floating rate mortgage loans were provided to the six entities which owned the Portfolio Properties (collectively, the "Portfolio Entities") by Gramercy, which was a related party of SL Green. Based on the venture's anticipated holding period pertaining to the Portfolio Properties, the venture believed that the carrying amounts of these properties may not have been recoverable at December 31, 2008. Accordingly, as the venture determined that its carrying value of these properties exceeded the estimated fair value, it recorded an impairment charge of approximately $32.3 million as of December 31, 2008.

On April 29, 2009, the Company acquired the remaining interests in Mack-Green from SL Green. As a result, the Company owns 100 percent of Mack-Green. Additionally, on April 29, 2009, the mortgage loans with Gramercy on the Portfolio Properties (the "Gramercy Agreement") were modified to provide for, among other things, interest to accrue at the current rate of LIBOR plus 275 basis points per annum, with the interest pay rate capped at 3.15 percent per annum. Under the Gramercy Agreement, the payment of debt service is subordinate to the payment of operating expenses. Interest at the pay rate is payable only out of funds generated by the Portfolio Properties and only to the extent that the Portfolio Properties' operating expenses have been paid, with any accrued unpaid interest above the pay rate serving to increase the balance of the amounts due at the termination of the agreement. Any excess funds after payment of debt service generally will be escrowed and available for future capital and leasing costs, as well as to cover future cash flow shortfalls, as appropriate. The Gramercy Agreement was scheduled to terminate on May 9, 2011. Approximately six months in advance of the end of the term of the Gramercy Agreement, the Portfolio Entities are to provide estimates of each property's fair market value ("FMV"). Gramercy has the right to accept or reject the FMV. If Gramercy rejects the FMV, Gramercy must market the property for sale in cooperation with the Portfolio Entities and must approve the ultimate sale. However, Gramercy has no obligation to market a Portfolio Property if the FMV is less than the allocated amount due, including accrued, unpaid interest. If any Portfolio Property is not sold, the Portfolio Entities have agreed to give a deed in lieu of foreclosure, unless the FMV was equal to or greater than the allocated amount due for such Portfolio Property, in which case they can elect to have that Portfolio Property released by paying the FMV. If Gramercy accepts the FMV, the Portfolio Property will be released from the Gramercy Agreement upon payment of the FMV. Under the direction of Gramercy, the Company continues to perform management, leasing, and construction services for the Portfolio Properties at market terms. The Portfolio Entities have a participation interest which provides for sharing 50 percent of any amount realized in excess of the allocated amounts due for each Portfolio Property. On November 5, 2010, the Portfolio Entities that owned the remaining four unconsolidated Portfolio Properties provided estimates of the properties' fair market values to Gramercy, pursuant to the Gramercy Agreement. On May 5, 2011, the Gramercy Agreement was extended to December 31, 2011. On November 16, 2011, the Gramercy Agreement was further extended to April 30, 2012.

As the Company acquired SL Green's interests in Mack-Green, the Company owns 100 percent of Mack-Green and is consolidating Mack-Green as of the closing date. Mack-Green, in turn, has been and will continue consolidating the OPLP as Mack-Green's approximate 96 percent, general partner ownership interest in the OPLP remained unchanged as of the closing date. Additionally, as of the closing date, the OPLP continues to consolidate its Property Entities not subject to the Gramercy Agreement, as its 100-percent ownership and rights regarding these entities were unchanged in the transaction. The OPLP does not consolidate the Portfolio Entities subject to the Gramercy Agreement, as the Gramercy Agreement is considered a reconsideration event under the provisions of ASC 810, Consolidation, and accordingly, the Portfolio Entities were deemed to be variable interest entities for which the OPLP was not considered the primary beneficiary based on the Gramercy Agreement as described above. As a result of the SLG Transactions, the Company has an unconsolidated joint venture interest in the Portfolio Properties.

On March 31, 2010, the venture sold one of its unconsolidated Portfolio Properties subject to the Gramercy Agreement, 1280 Wall Street West, a 121,314 square foot office property, located in Lyndhurst, New Jersey, for approximately $13.9 million, which was primarily used to pay down mortgage loans pursuant to the Gramercy Agreement.

On December 17, 2010, the venture repaid the $26.8 million allocated loan amount of one of the unconsolidated Portfolio Properties which was subject to the Gramercy Agreement, One Grande Commons, a 198,376 square foot office property, located in Bridgewater, New Jersey. Concurrent with the repayment, the venture placed $11 million mortgage financing on the property obtained from a bank. As a result of the repayment of the existing mortgage loan, the venture, which is consolidated by the Company, obtained a controlling interest and is consolidating the office property.

The Company performs management, leasing, and construction services for properties owned by the unconsolidated joint ventures and recognized $508,000, $861,000 and $2.3 million in income (net of $0, $0 and $1.1 million in direct costs) for such services in the years ended December 31, 2011, 2010 and 2009, respectively.

GE/GALE FUNDING LLC (Princeton Forrestal Village)

On May 9, 2006, the Company acquired a 10 percent indirect interest in the entity ("GE Gale") which owned Princeton Forrestal Village, a mixed-use, office/retail complex aggregating 527,015 square feet and located in Plainsboro, New Jersey ("Princeton Forrestal Village" or "PFV") for $1.8 million.

On December 16, 2010, GE Gale sold PFV for $55 million, realizing a gain on the sale of $207,000 (of which the Company's share of $41,000 is included in equity in earnings for the year ended December 31, 2010).

The Company had performed management services for PFV and recognized $87,000 for such services in the year ended December 31, 2011 and management, leasing, and other services for PFV prior to its sale and recognized $1.4 million and $1.1 million in income for such services in the years ended December 31, 2010 and 2009, respectively.

GALE KIMBALL, L.L.C.
On June 15, 2006, the Company acquired an 8.33 percent indirect interest in 100 Kimball Drive LLC ("100 Kimball"), which developed and placed in service a 175,000 square foot office property that is leased to a single tenant, located at 100 Kimball Drive, Parsippany, New Jersey (the "Kimball Property").

On December 10, 2010, 100 Kimball sold its office property for approximately $60 million, realizing a gain on the sale of $19.8 million (of which the Company's share of $1.6 million is included in equity in earnings for the year ended December 31, 2010). As a result of the sale the Company received a distribution of approximately $5.4 million, of which $2.4 million was paid out pursuant to the Participation Rights (see Note 16: Noncontrolling Interests in Subsidiaries – Participation Rights).

The Company had performed management, leasing, and other services for the property prior to its sale and recognized $262,000 and $234,000 in income for such services in the years ended December 31, 2010 and 2009, respectively.

12 VREELAND ASSOCIATES, L.L.C.
On September 8, 2006, the Company entered into a joint venture to form M-C Vreeland, LLC ("M-C Vreeland"), for the sole purpose of acquiring 50 percent membership interest in 12 Vreeland Associates, L.L.C., an entity owning an office property located at 12 Vreeland Road, Florham Park, New Jersey.

The operating agreement of M-C Vreeland provides, among other things, for the Participation Rights (see Note 16: Noncontrolling Interests in Subsidiaries – Participation Rights).

The office property at 12 Vreeland is a 139,750 square foot office building. The property is subject to a fully-amortizing mortgage loan, which matures on July 1, 2012, and bears interest at 6.9 percent per annum. As of December 31, 2011, the outstanding balance on the mortgage note was $1.2 million.

Under the operating agreement of 12 Vreeland Associates, L.L.C., M-C Vreeland has a 50 percent interest, with S/K Florham Park Associates, L.L.C. (the managing member) and its affiliate holding the other 50 percent.

BOSTON-DOWNTOWN CROSSING
In October 2006, the Company entered into a joint venture with affiliates of Vornado Realty LP and JP Morgan Chase Bank to acquire and redevelop the Filenes property located in the Downtown Crossing district of Boston, Massachusetts (the "Filenes Property"). The venture was organized in contemplation of developing and converting the Filenes Property into a condominium consisting of a retail unit, an office unit, a parking unit, a hotel unit and a residential unit, aggregating 1.2 million square feet. The Company, through subsidiaries, separately holds approximately a 15 percent indirect ownership interest in each of the units. The project is subject to governmental approvals.

The venture acquired the Filenes Property on January 29, 2007, for approximately $100 million.

Distributions will generally be in proportion to its members' respective ownership interests and, depending upon the development unit, promotes will be available to specified partners after the achievement of certain internal rates of return ranging from 10 to 15 percent.

The joint venture has suspended its plans for the development of the Filenes Property. The venture recorded an impairment charge of approximately $69.5 million on its development project in 2008.

GALE JEFFERSON, L.L.C.
On August 22, 2007, the Company entered into a joint venture with a Gale Affiliate to form M-C Jefferson, L.L.C. ("M-C Jefferson") for the sole purpose of acquiring an 8.33 percent indirect interest in One Jefferson Road LLC ("One Jefferson"), which developed and placed in service a 100,010 square foot office property at One Jefferson Road,

Parsippany, New Jersey, ("the Jefferson Property"). The property has been fully leased to a single tenant starting in 2010 through August 2025.

The operating agreement of M-C Jefferson provides, among other things, for the Participation Rights (see Note 16: Noncontrolling Interests in Subsidiaries – Participation Rights). The operating agreements of Gale Jefferson, L.L.C. ("Gale Jefferson"), which is owned 33.33 percent by M-C Jefferson and 66.67 percent by the Hampshire Generational Fund, L.L.C. ("Hampshire") provides, among other things, for the distribution of net cash flow, first, in accordance with its member's respective interests until each member is provided, as a result of such distributions, with an annual 12 percent compound return on the Member's Capital Contributions, as defined in the operating agreement and secondly, 50 percent to each of the Company and Hampshire.

One Jefferson had a loan in the amount of $21 million, bore interest at a rate of LIBOR plus 160 basis points, which was repaid on October 24, 2011. On October 24, 2011, One Jefferson obtained a new loan in the amount of $20.2 million, which bears interest at a rate of one-month LIBOR plus 160 basis points and matures on October 24, 2012 with a one year extension option, subject to the payment of a fee and certain other conditions.

The Company performs management, leasing, and other services for Gale Jefferson and recognized $154,000, $532,000 and $190,000 in income (net of $0, $5.6 million and $646,000 in direct costs) for such services in the years ended December 31, 2011, 2010 and 2009, respectively.

ROUTE 93 MASTER LLC ("Route 93 Participant")/ROUTE 93 BEDFORD MASTER LLC (with the Route 93 Participant, collectively, the "Route 93 Venture")

On June 1, 2006, the Route 93 Venture was formed between the Route 93 Participant, a majority-owned subsidiary of the Company, having a 30 percent interest and the Commingled Pension Trust Fund (Special Situation Property) of JPMorgan Chase Bank having a 70 percent interest, for the purpose of acquiring seven office buildings, aggregating 666,697 square feet, located in the towns of Andover, Bedford and Billerica, Massachusetts. Profits and losses were shared by the partners in proportion to their respective interests until the investment yielded an 11 percent IRR, then sharing shifted to 40/60, and when the IRR reached 15 percent, then sharing shifted to 50/50. The Route 93 Participant is a joint venture between the Company and a Gale affiliate. Profits and losses were shared by the partners under this venture in proportion to their respective interests (83.3/16.7) until the investment yielded an 11 percent IRR, then sharing shifted to 50/50.

On March 31, 2009, on account of the deterioration at the time in the commercial real estate markets in the Boston area, the Company wrote off its investment in the venture and recorded an impairment charge in equity in earnings (loss) of $4.0 million (of which $0.6 million was attributable to noncontrolling interest in consolidated joint ventures) during the period. The Route 93 Ventures had a mortgage loan with a $44.2 million balance at September 1, 2009 collateralized by its office properties. The loan bore interest at a rate of LIBOR plus 220 basis points and was scheduled to mature on July 11, 2009. On September 2, 2009, the venture transferred the deeds to the lender in satisfaction of its obligations.

SUMMARIES OF UNCONSOLIDATED JOINT VENTURES

The following is a summary of the financial position of the unconsolidated joint ventures in which the Company had investment interests as of December 31, 2011 and 2010: *(dollars in thousands)*

	December 31, 2011									
	Plaza VIII & IX Associates	Harborside South Pier	Red Bank Corporate Plaza I & II	Gramercy Agreement	Princeton Forrestal Village	Gale Kimball	12 Vreeland	Boston-Downtown Crossing	Gale Jefferson	Combined Total
Assets:										
Rental property, net	$ 8,335	$ 59,733	$ 22,903	$ 39,276	--	--	$ 13,122	--	--	$ 143,369
Other assets	933	12,840	2,909	5,669	$ 160	$ 4	521	$ 46,121	$ 2,927	72,084
Total assets	$ 9,268	$ 72,573	$ 25,812	$ 44,945	$ 160	$ 4	$ 13,643	$ 46,121	$ 2,927	$ 215,453
Liabilities and partners'/members' capital (deficit):										
Mortgages, loans payable and other obligations	--	$ 70,690	$ 18,100	$ 50,978	--	--	$ 1,207	--	--	$ 140,975
Other liabilities	$ 531	4,982	117	1,086	$ 40	--	168	--	--	6,924
Partners'/members' capital (deficit)	8,737	(3,099)	7,595	(7,119)	120	$ 4	12,268	$ 46,121	$ 2,927	67,554
Total liabilities and partners'/members' capital (deficit)	$ 9,268	$ 72,573	$ 25,812	$ 44,945	$ 160	$ 4	$ 13,643	$ 46,121	$ 2,927	$ 215,453
Company's investments in unconsolidated joint ventures, net	$ 4,291	$ (343)	$ 3,676	--	--	--	$ 10,233	$ 13,005	$ 1,153	$ 32,015

	December 31, 2010									
	Plaza VIII & IX Associates	Harborside South Pier	Red Bank Corporate Plaza I & II	Gramercy Agreement	Princeton Forrestal Village	Gale Kimball	12 Vreeland	Boston-Downtown Crossing	Gale Jefferson	Combined Total
Assets:										
Rental property, net	$ 8,947	$ 64,964	$ 23,594	$ 40,786	--	--	$ 14,081	--	--	$ 152,372
Other assets	906	11,681	6,422	6,261	$ 1,435	$ 51	734	$ 46,111	$ 2,440	76,041
Total assets	$ 9,853	$ 76,645	$ 30,016	$ 47,047	$ 1,435	$ 51	$ 14,815	$ 46,111	$ 2,440	$ 228,413
Liabilities and partners'/members' capital (deficit):										
Mortgages, loans payable and other obligations	--	$ 72,168	$ 20,424	$ 50,978	--	--	$ 3,161	--	--	$ 146,731
Other liabilities	$ 529	4,356	89	1,719	$ 612	--	--	--	--	7,305
Partners'/members' capital (deficit)	9,324	121	9,503	(5,650)	823	$ 51	11,654	$ 46,111	$ 2,440	74,377
Total liabilities and partners'/members' capital (deficit)	$ 9,853	$ 76,645	$ 30,016	$ 47,047	$ 1,435	$ 51	$ 14,815	$ 46,111	$ 2,440	$ 228,413
Company's investments in unconsolidated joint ventures, net	$ 4,584	$ 1,161	$ 4,598	--	--	--	$ 9,860	$ 13,022	$ 995	$ 34,220

SUMMARIES OF UNCONSOLIDATED JOINT VENTURES

The following is a summary of the results of operations of the unconsolidated joint ventures for the period in which the Company had investment interests during the years ended December 31 2011, 2010 and 2009: *(dollars in thousands)*

	Year Ended December 31, 2011											
	Plaza VIII & IX Associates	Harborside South Pier	Red Bank Corporate Plaza I & II	M-G-G	Gramercy Agreement	Princeton Forrestal Village	Route 93 Portfolio	Gale Kimball	12 Vreeland	Boston-Downtown Crossing	Gale Jefferson	Combined Total
Total revenues	$ 963	$ 38,428	$ 3,257	--	$ 6,141	--	--	--	$ 2,250	--	$ 278	$ 51,317
Operating and other	(214)	(25,521)	(902)	--	(3,821)	--	--	--	(159)	$ (1,473)	--	(32,090)
Depreciation and amortization	(613)	(5,664)	(903)	--	(2,230)	--	--	--	(1,183)	--	--	(10,593)
Interest expense	--	(4,464)	(560)	--	(1,559)	--	--	--	(160)	--	--	(6,743)
Net income	$ 136	$ 2,779	$ 892	--	$ (1,469)	--	--	--	$ 748	$ (1,473)	$ 278	$ 1,891
Company's equity in earnings (loss) o f unconsolidated joint ventures	$ 68	$ 1,495	$ 446	--	--	--	--	--	$ 374	$ (448)	$ 87	$ 2,022

	Year Ended December 31, 2010											
	Plaza VIII & IX Associates	Harborside South Pier	Red Bank Corporate Plaza I & II	M-G-G	Gramercy Agreement	Princeton Forrestal Village	Route 93 Portfolio	Gale Kimball	12 Vreeland	Boston-Downtown Crossing	Gale Jefferson	Combined Total
Total revenues	$ 798	$ 34,680	$ 4,325	--	$ 17,802	$ 11,677	--	$ 5,194	$ 2,386	--	--	$ 76,862
Operating and other	(206)	(24,206)	(1,028)	--	(5,793)	(6,614)	--	--	(161)	$ (1,446)	$ (88)	(39,542)
Depreciation and amortization	(612)	(5,067)	(901)	--	(3,965)	(3,154)	--	--	(1,411)	--	--	(15,110)
Interest expense	--	(4,449)	(335)	--	(2,485)	(1,620)	--	--	(293)	--	--	(9,182)
Net income	$ (20)	$ 958	$ 2,061	--	$ 5,559	$ 289	--	$ 5,194	$ 521	$ (1,446)	$ (88)	$ 13,028
Company's equity in earnings (loss) o f unconsolidated joint ventures	$ (10)	$ 301	$ 649	--	--	$ (379)	--	$ 1,909	$ 260	$ (437)	$ (17)	$ 2,276

	Year Ended December 31, 2009											
	Plaza VIII & IX Associates	Harborside South Pier	Red Bank Corporate Plaza I & II	M-G-G	Gramercy Agreement	Princeton Forrestal Village	Route 93 Portfolio	Gale Kimball	12 Vreeland	Boston-Downtown Crossing	Gale Jefferson	Combined Total
Total revenues	$ 804	$ 35,002	$ 3,214	$ 17,582	$ 7,902	$ 13,171	$ 2,153	$ 1,664	$ 2,579	--	--	$ 84,071
Operating and other	(192)	(23,170)	(1,002)	(7,076)	(4,675)	(7,558)	(2,487)	--	(62)	$ (10,881)	$ (58)	(57,161)
Depreciation and amortization	(612)	(4,215)	(871)	(6,493)	(3,073)	(3,948)	(1,206)	--	(1,251)	--	--	(21,669)
Interest expense	--	(4,592)	(340)	(4,883)	(1,862)	(1,788)	(649)	--	(467)	--	--	(14,581)
Net income	--	$ 3,025	$ 1,001	$ (870)	$ (1,708)	$ (123)	$ (2,189)	$ 1,664	$ 799	$ (10,881)	$ (58)	$ (9,340)
Company's equity in earnings (loss) o f unconsolidated joint ventures	--	$ 2,856	$ 463	$ (916)	--	$ (131)	$ (4,354)	$ 648	$ 400	$ (4,500)	$ (26)	$ (5,560)

5. DEFERRED CHARGES AND OTHER ASSETS

(dollars in thousands)	December 31, 2011	2010
Deferred leasing costs	$ 261,106	$ 241,281
Deferred financing costs	16,158	20,149
	277,264	261,430
Accumulated amortization	(123,597)	(120,580)
Deferred charges, net	153,667	140,850
In-place lease values, related intangible and other assets, net	28,055	41,155
Prepaid expenses and other assets, net	28,748	30,033
Total deferred charges and other assets, net	$ 210,470	$ 212,038

6. RESTRICTED CASH

Restricted cash includes security deposits for certain of the Company's properties, and escrow and reserve funds for debt service, real estate taxes, property insurance, capital improvements, tenant improvements, and leasing costs established pursuant to certain mortgage financing arrangements, and is comprised of the following: *(dollars in thousands)*

	December 31, 2011	2010
Security deposits	$ 7,198	$ 6,995
Escrow and other reserve funds	13,518	10,315
Total restricted cash	$ 20,716	$ 17,310

7. DISCONTINUED OPERATIONS

The Company did not dispose of any properties during the year ended December 31, 2011.

The Company's office property located at 105 Challenger Road in Ridgefield Park, New Jersey, aggregating 150,050 square feet, was collateral for a $19.5 million mortgage loan scheduled to mature on June 6, 2010. The Company had recorded an impairment charge on the property of $16.6 million at December 31, 2009. On June 1, 2010, the Company transferred the deed for 105 Challenger to the lender in satisfaction of its obligations. As a result, the Company recorded a gain on the disposal of the office property of approximately $4.4 million in 2010. The Company has presented this property as discontinued operations in its statements of operations for all periods presented.

The following table summarizes income from discontinued operations and the related realized gains (losses) and unrealized losses on disposition of rental property, net, for the years ended December 31, 2010 and 2009: *(dollars in thousands)*

	Years Ended December 31,	
	2010	2009
Total revenues	$ 2,255	$ 5,601
Operating and other expenses	(1,173)	(2,603)
Depreciation and amortization	(409)	(1,811)
Interest expense (net of interest income)	(431)	(1,204)
Income from discontinued operations before gains (losses) and unrealized losses on disposition of rental property	242	(17)
Impairment charge on rental property	--	(16,563)
Realized gains (losses) and unrealized losses on disposition of rental property, net	4,447	--
Total discontinued operations, net	$ 4,689	$(16,580)

8. SENIOR UNSECURED NOTES

A summary of the Company's senior unsecured notes as of December 31, 2011 and 2010 is as follows: *(dollars in thousands)*

	December 31, 2011	December 31, 2010	Effective Rate (1)
5.250% Senior Unsecured Notes, due January 15, 2012 (2)	$ 99,988	$ 99,793	5.457%
6.150% Senior Unsecured Notes, due December 15, 2012	94,438	93,946	6.894%
5.820% Senior Unsecured Notes, due March 15, 2013	25,972	25,861	6.448%
4.600% Senior Unsecured Notes, due June 15, 2013	99,958	99,930	4.742%
5.125% Senior Unsecured Notes, due February 15, 2014	200,509	200,749	5.110%
5.125% Senior Unsecured Notes, due January 15, 2015	149,717	149,625	5.297%
5.800% Senior Unsecured Notes, due January 15, 2016	200,313	200,389	5.806%
7.750% Senior Unsecured Notes, due August 15, 2019	248,372	248,158	8.017%
Total Senior Unsecured Notes	$1,119,267	$1,118,451	

(1) Includes the cost of terminated treasury lock agreements (if any), offering and other transaction costs and the discount/premium on the notes, as applicable.
(2) These notes were paid at maturity, primarily from borrowing on the Company's unsecured revolving credit facility.

On December 15, 2010, the Company redeemed $300 million principal amount of its 7.75 percent senior unsecured notes due February 15, 2011. The redemption price, including a make-whole premium, was 101.225 percent of the principal amount of the notes, plus accrued and unpaid interest up to the redemption date. The Company funded the redemption price, including accrued and unpaid interest, of approximately $311.4 million from borrowing on its unsecured revolving credit facility, as well as cash on hand. In connection with the redemption, the Company recorded approximately $3.8 million as a loss from early extinguishment of debt in 2010.

9. UNSECURED REVOLVING CREDIT FACILITY

On October 21, 2011, the Company amended and restated its unsecured revolving credit facility with a group of 20 lenders. The $600 million facility is expandable to $1 billion and matures in October 2015. It has a one year extension option with the payment of a 20 basis point fee. The interest rate on outstanding borrowings (not electing the

Company's competitive bid feature) and the facility fee on the current borrowing capacity payable quarterly in arrears are based upon the Operating Partnership's unsecured debt ratings, as follows:

Operating Partnership's Unsecured Debt Ratings: Higher of S&P or Moody's	Interest Rate – Applicable Basis Points Above LIBOR	Facility Fee Basis Points
No ratings or less than BBB-/Baa3	185.0	45.0
BBB- or Baa3	150.0	35.0
BBB or Baa2(current)	125.0	25.0
BBB+or Baa1	107.5	20.0
A-or A3 or higher	100.0	17.5

The facility has a competitive bid feature, which allows the Company to solicit bids from lenders under the facility to borrow up to $300 million at interest rates less than those above.

The terms of the unsecured facility include certain restrictions and covenants which limit, among other things the incurrence of additional indebtedness, the incurrence of liens and the disposition of real estate properties (to the extent that: (i) such property dispositions cause the Company to default on any of the financial ratios of the facility described below, or (ii) the property dispositions are completed while the Company is under an event of default under the facility, unless, under certain circumstances, such disposition is being carried out to cure such default), and which require compliance with financial ratios relating to the maximum leverage ratio, the maximum amount of secured indebtedness, the minimum amount of tangible net worth, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property interest coverage and certain investment limitations. If an event of default has occurred and is continuing, the Company will not make any excess distributions except to enable the Company to continue to qualify as a REIT under the Code.

The lending group for the credit facility consists of: JPMorgan Chase Bank, N.A., as administrative agent; Bank of America, N.A., as syndication agent; Deutsche Bank Trust Company Americas; US Bank National Association and Wells Fargo Bank, N.A., as documentation agents; Capital One, N.A.; Citicorp North America, Inc.; Comerica Bank; PNC Bank, National Association; SunTrust Bank; The Bank of New York Mellon; The Bank of Tokyo-Mitsubishi UFJ, LTD., as managing agents; and Compass Bank; Branch Banking and Trust Company; TD Bank, N.A.; Citizens Bank of Pennsylvania; Chang Hwa Commercial Bank, LTD., New York Branch; Mega International Commercial Bank Co., LTD., New York Branch; First Commercial Bank, New York Branch; and Hua Nan Commercial Bank, LTD., New York Agency, as participants.

As of December 31, 2011 and 2010, the Company had outstanding borrowings of $56 million and $228 million, respectively, under its unsecured revolving credit facility.

Through October 20, 2011, the Company had a $775 million unsecured revolving credit facility. The interest rate on outstanding borrowings was LIBOR plus 55 basis points.

MONEY MARKET LOAN

The Company has an agreement with JPMorgan Chase Bank to participate in a noncommitted money market loan program ("Money Market Loan"). The Money Market Loan is an unsecured borrowing of up to $75 million arranged by JPMorgan Chase Bank with maturities of 30 days or less. The rate of interest on the Money Market Loan borrowing is set at the time of each borrowing. As of December 31, 2011 and 2010, the Company had no outstanding borrowings under the Money Market Loan.

10. MORTGAGES, LOANS PAYABLE AND OTHER OBLIGATIONS

The Company has mortgages, loans payable and other obligations which primarily consist of various loans collateralized by certain of the Company's rental properties. As of December 31, 2011, 32 of the Company's properties, with a total book value of approximately $950,891,000, are encumbered by the Company's mortgages and loans payable. Payments on mortgages, loans payable and other obligations are generally due in monthly installments of principal and interest, or interest only.

A summary of the Company's mortgages, loans payable and other obligations as of December 31, 2011 and 2010 is as follows: *(dollars in thousands)*

Property Name	Lender	Effective Interest Rate (a)	December 31, 2011	December 31, 2010	Maturity
2200 Renaissance Boulevard (b)	Wachovia CMBS	5.888%	$ 16,171	$ 16,171	12/01/12
One Grande Commons (c)	Capital One Bank	LIBOR +2.00%	11,000	11,000	12/31/12
Soundview Plaza	Morgan Stanley Mortgage Capital	6.015%	15,531	16,089	01/01/13
9200 Edmonston Road	Principal Commercial Funding L.L.C.	5.534%	4,479	4,646	05/01/13
6305 Ivy Lane	John Hancock Life Insurance Co.	5.525%	6,245	6,475	01/01/14
395 West Passaic	State Farm Life Insurance Co.	6.004%	10,781	11,270	05/01/14
6301 Ivy Lane	John Hancock Life Insurance Co.	5.520%	5,899	6,103	07/01/14
35 Waterview Boulevard	Wachovia CMBS	6.348%	19,051	19,341	08/11/14
6 Becker, 85 Livingston, 75 Livingston & 20 Waterview	Wachovia CMBS	10.220%	62,127	61,224	08/11/14
4 Sylvan	Wachovia CMBS	10.190%	14,438	14,395	08/11/14
10 Independence	Wachovia CMBS	12.440%	15,908	15,606	08/11/14
4 Becker	Wachovia CMBS	9.550%	37,769	37,096	05/11/16
5 Becker	Wachovia CMBS	12.830%	12,056	11,599	05/11/16
210 Clay	Wachovia CMBS	13.420%	11,844	11,467	05/11/16
51 Imclone	Wachovia CMBS	8.390%	3,886	3,893	05/11/16
Various (d)	Prudential Insurance	6.332%	150,000	150,000	01/15/17
23 Main Street	JPMorgan CMBS	5.587%	31,002	31,537	09/01/18
Harborside Plaza 5	The Northwestern Mutual Life Insurance Co. & New York Life Insurance Co.	6.842%	231,603	234,521	11/01/18
100 Walnut Avenue	Guardian Life Insurance Co.	7.311%	19,241	19,443	02/01/19
One River Center (e)	Guardian Life Insurance Co.	7.311%	44,079	44,540	02/01/19
581 Main Street (f)	Valley National Bank	6.935% (g)	16,338	16,627	07/01/34
Total mortgages, loans payable and other obligations			$739,448	$743,043	

(a) Reflects effective rate of debt, including deferred financing costs, comprised of the cost of terminated treasury lock agreements (if any), debt initiation costs, mark-to-market adjustment of acquired debt and other transaction costs, as applicable.

(b) The property does not generate sufficient cash flow to meet debt service requirements. As a result, beginning January 2011, debt service has not been made and the Company is currently in discussion with the lender regarding a deed in lieu of foreclosure. As of December 31, 2010, the Company estimated that the carrying value of the property may not be recoverable over its anticipated holding period. In order to reduce the carrying value of the property to its estimated fair market value, the Company recorded an impairment charge of approximately $9.5 million in 2010.

(c) The mortgage loan has two one-year extension options subject to certain conditions and the payment of a fee.

(d) Mortgage is collateralized by seven properties. The Operating Partnership has agreed, subject to certain conditions, to guarantee repayment of a portion of the loan.

(e) Mortgage is collateralized by the three properties comprising One River Center.

(f) The Operating Partnership has agreed, subject to certain conditions, to guarantee repayment of a portion of the loan.

(g) The coupon interest rate will be reset at the end of year 10 (2019) and year 20 (2029) at 225 basis points over the 10-year treasury yield 45 days prior to the reset dates with a minimum rate of 6.875 percent.

SCHEDULED PRINCIPAL PAYMENTS

Scheduled principal payments and related weighted average annual interest rates for the Company's senior unsecured notes (see Note 8), unsecured revolving credit facility and mortgages, loans payable and other obligations as of December 31, 2011 are as follows: *(dollars in thousands)*

Period	Scheduled Amortization ($000's)	Principal Maturities ($000's)	Total ($000's)	Weighted Avg. Interest Rate of Future Repayments (a)
2012	$ 11,159	$ 221,148	$ 232,307	6.05%
2013	11,315	145,223	156,538	5.39%
2014	10,468	335,257	345,725	6.82%
2015	8,941	205,500	214,441	4.41% (b)
2016	8,753	273,120	281,873	7.16%
Thereafter	26,992	679,562	706,554	7.15%
Sub-total	77,628	1,859,810	1,937,438	
Adjustment for unamortized debt discount/premium and mark-to-market, net, as of December 31, 2011	(23,223)	--	(23,223)	
Totals/Weighted Average	$ 54,405	$1,859,810	$1,914,215	6.46%

(a) The actual weighted average LIBOR rate for the Company's outstanding variable rate debt was 0.29 percent as of December 31, 2011.

(b) Excludes amortized deferred financing costs pertaining to the Company's unsecured revolving credit facility which amounted to $2.6 million for the year ended December 31, 2011.

CASH PAID FOR INTEREST AND INTEREST CAPITALIZED

Cash paid for interest for the years ended December 31, 2011, 2010 and 2009 was $116,772,000, $153,608,000 and $131,912,000, respectively. Interest capitalized by the Company for the years ended December 31, 2011, 2010 and 2009 was $1,081,000, $1,912,000 and $1,401,000, respectively.

SUMMARY OF INDEBTEDNESS

As of December 31, 2011, the Company's total indebtedness of $1,914,215,000 (weighted average interest rate of 6.46 percent) was comprised of $66,500,000 of revolving credit facility borrowings and other variable rate mortgage debt (weighted average rate of 1.77 percent) and fixed rate debt and other obligations of $1,847,715,000 (weighted average rate of 6.63 percent).

As of December 31, 2010, the Company's total indebtedness of $2,089,494,000 (weighted average interest rate of 5.97 percent) was comprised of $239,000,000 of revolving credit facility borrowings and other variable rate mortgage debt (weighted average rate of 0.90 percent) and fixed rate debt and other obligations of $1,850,494,000 (weighted average rate of 6.62 percent).

11. EMPLOYEE BENEFIT 401(k) PLANS

Employees of the Company, who meet certain minimum age and service requirements, are eligible to participate in the Mack-Cali Realty Corporation 401(k) Savings/Retirement Plan (the "401(k) Plan"). Eligible employees may elect to defer from one percent up to 60 percent of their annual compensation on a pre-tax basis to the 401(k) Plan, subject to certain limitations imposed by federal law. The amounts contributed by employees are immediately vested and non-forfeitable. The Company may make discretionary matching or profit sharing contributions to the 401(k) Plan on behalf of eligible participants in any plan year. Participants are always 100 percent vested in their pre-tax contributions and will begin vesting in any matching or profit sharing contributions made on their behalf after two years of service with the Company at a rate of 20 percent per year, becoming 100 percent vested after a total of six years of service with the Company. All contributions are allocated as a percentage of compensation of the eligible participants for the Plan year. The assets of the 401(k) Plan are held in trust and a separate account is established for each participant. A participant may receive a distribution of his or her vested account balance in the 401(k) Plan in a single sum or in installment payments upon his or her termination of service with the Company. The Company did not make any contributions nor recognize any expense for the 401(k) Plan for each of the three years ended December 31, 2011, 2010 and 2009, respectively.

12. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at December 31, 2011 and 2010. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, receivables, accounts payable, and accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair values as of December 31, 2011 and 2010.

The fair value of the Company's long-term debt, consisting of senior unsecured notes, an unsecured revolving credit facility and mortgages, loans payable and other obligations aggregate approximately $2.1 billion and $2.2 billion as compared to the book value of approximately $1.9 billion and $2.1 billion as of December 31, 2011 and 2010, respectively. The fair value of the Company's long-term debt is estimated on a level 2 basis (as provided by ASC 820, Fair Value Measurements and Disclosures), using a discounted cash flow analysis based on the borrowing rates currently available to the Company for loans with similar terms and maturities. The fair value of the mortgage debt and the unsecured notes was determined by discounting the future contractual interest and principal payments by a market rate.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2011 and 2010. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2011 and current estimates of fair value may differ significantly from the amounts presented herein.

13. COMMITMENTS AND CONTINGENCIES

TAX ABATEMENT AGREEMENTS

Pursuant to agreements with the City of Jersey City, New Jersey, the Company is required to make payments in lieu of property taxes ("PILOT") on certain of its properties located in Jersey City, as follows:

The Harborside Plaza 4-A agreement, as amended, which commenced in 2002, is for a term of 20 years. The PILOT is equal to two percent of Total Project Costs, as defined. Total Project Costs are $49.5 million. The PILOT totaled $990,000, $1.2 million and $1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Harborside Plaza 5 agreement, as amended, which commenced in 2002, is for a term of 20 years. The PILOT is equal to two percent of Total Project Costs, as defined. Total Project Costs are $170.9 million. The PILOT totaled $3.4 million, $3.8 million and $3.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At the conclusion of the above-referenced PILOT agreements, it is expected that the properties will be assessed by the municipality and be subject to real estate taxes at the then prevailing rates.

LITIGATION

The Company is a defendant in litigation arising in the normal course of its business activities. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect upon the Company's financial condition taken as whole.

GROUND LEASE AGREEMENTS
Future minimum rental payments under the terms of all non-cancelable ground leases under which the Company is the lessee, as of December 31, 2011, are as follows: *(dollars in thousands)*

Year	Amount
2012	$ 367
2013	351
2014	367
2015	371
2016	371
2017 through 2084	16,318
Total	$18,145

Ground lease expense incurred by the Company during the years ended December 31, 2011, 2010 and 2009 amounted to $406,000, $490,000 and $734,000, respectively.

OTHER
The Company may not dispose of or distribute certain of its properties, currently comprising seven properties with an aggregate net book value of approximately $131.6 million, which were originally contributed by certain unrelated common unitholders, without the express written consent of such common unitholders, as applicable, except in a manner which does not result in recognition of any built-in-gain (which may result in an income tax liability) or which reimburses the appropriate specific common unitholders for the tax consequences of the recognition of such built-in-gains (collectively, the "Property Lock-Ups"). The aforementioned restrictions do not apply in the event that the Company sells all of its properties or in connection with a sale transaction which the Company's Board of Directors determines is reasonably necessary to satisfy a material monetary default on any unsecured debt, judgment or liability of the Company or to cure any material monetary default on any mortgage secured by a property. The Property Lock-Ups expire periodically through 2016. Upon the expiration of the Property Lock-Ups, the Company is generally required to use commercially reasonable efforts to prevent any sale, transfer or other disposition of the subject properties from resulting in the recognition of built-in gain to the specific common unitholders, which include members of the Mack Group (which includes William L. Mack, Chairman of the Company's Board of Directors; David S. Mack, director; Earle I. Mack, a former director; and Mitchell E. Hersh, president, chief executive officer and director), the Robert Martin Group (which includes Robert F. Weinberg, director; and Timothy M. Jones, former president), the Cali Group (which includes John R. Cali, director, and John J. Cali, a former director). 129 of the Company's properties, with an aggregate net book value of approximately $1.7 billion, have lapsed restrictions and are subject to these conditions.

In August 2011, the Company commenced construction of a 203,000 square foot office building which is pre-leased for 15 years and three months, subject to two extension options of between five and 10 years each, to Wyndham Worldwide. Wyndham currently leases space in neighboring buildings in the Mack-Cali Business Campus in Parsippany, New Jersey. The new building is expected to be delivered to the tenant in the first quarter of 2013 at a total estimated cost of approximately $53.5 million (of which the Company has incurred $14.4 million through December 31, 2011).

On December 5, 2011, the Company entered into a development agreement (the "Development Agreement") with Ironstate Development LLC ("Ironstate") for the development of up to 2 million square feet of residential space with associated parking and ancillary retail space on land owned by the Company at its Harborside Financial Center complex in Jersey City, New Jersey (the "Harborside Residential Project"). The first phase of the project is expected to consist of a parking pedestal to support two high-rise towers of approximately 500 apartment units each, and estimated to cost approximately $400 million. The parties anticipate a fourth quarter 2012 ground breaking and the project will be ready for occupancy within approximately two years thereafter.

Pursuant to the Development Agreement, the Company and Ironstate shall co-develop the Harborside Residential Project with Ironstate responsible for obtaining all required development permits and approvals. Major decisions with respect to the Harborside Residential Project will require the consent of the Company and Ironstate. The Company and Ironstate will have 85 and 15 percent interests, respectively, in the Harborside Residential Project. The Company will receive capital credit of $30 per approved developable square foot for its land.

The Development Agreement is subject to obtaining required approvals and development financing as well as numerous customary undertakings, covenants, obligations and conditions. The Company has the right to reasonably determine that any phase of the Harborside Residential Project is not economically viable and may elect not to proceed, subject to certain conditions, with no further obligations to Ironstate other than reimbursement to Ironstate of all or a portion of the costs incurred by it to obtain any required approvals.

In January 2012, Michael A. Grossman, executive vice president, left the Company. The Company expects to take a charge of approximately $1.4 million in the first quarter 2012 related to his departure.

14. TENANT LEASES

The Properties are leased to tenants under operating leases with various expiration dates through 2033. Substantially all of the leases provide for annual base rents plus recoveries and escalation charges based upon the tenant's proportionate share of and/or increases in real estate taxes and certain operating costs, as defined, and the pass-through of charges for electrical usage.

Future minimum rentals to be received under non-cancelable operating leases at December 31, 2011 are as follows *(dollars in thousands)*:

Year	Amount
2012	$ 581,668
2013	511,679
2014	449,777
2015	381,610
2016	329,344
2017 and thereafter	1,248,752
Total	$3,502,830

15. MACK-CALI REALTY CORPORATION STOCKHOLDERS' EQUITY

To maintain its qualification as a REIT, not more than 50 percent in value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any taxable year of the Company, other than its initial taxable year (defined to include certain entities), applying certain constructive ownership rules. To help ensure that the Company will not fail this test, the Company's Charter provides, among other things, certain restrictions on the transfer of common stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records that disclose the actual ownership of its outstanding common stock and demands written statements each year from the holders of record of designated percentages of its common stock requesting the disclosure of the beneficial owners of such common stock.

PREFERRED STOCK

The Company had 10,000 shares of eight-percent Series C cumulative redeemable perpetual preferred stock issued and outstanding ("Series C Preferred Stock") in the form of 1,000,000 depositary shares ($25 stated value per depositary share). Each depositary share represented 1/100th of a share of Series C Preferred Stock.

The Series C Preferred Stock had preference rights with respect to liquidation and distributions over the common stock. Holders of the Series C Preferred Stock, except under certain limited conditions, were not entitled to vote on any matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of the Series C Preferred Stock would have the right to elect two additional members to serve on the Company's Board of Directors until dividends have been paid in full. At December 31, 2011, there were no dividends in arrears. The Series C Preferred Stock was essentially on an equivalent basis in priority with the preferred units of the Operating Partnership (See Note 16: Noncontrolling interests in subsidiaries).

On October 28, 2011, the Company redeemed its Series C Preferred Stock, at a price of $2,500 per share, plus accrued and unpaid dividends through the date prior to the redemption date. The write off of preferred stock issuance costs of $164,000 is included in preferred stock dividends for the year ended December 31, 2011.

COMMON STOCK

On February 18, 2011, the Company completed a public offering of 7,187,500 shares of common stock and used the net proceeds, which totaled approximately $227.4 million (after offering costs) primarily to repay borrowings under its unsecured revolving credit facility.

SHARE REPURCHASE PROGRAM

On September 12, 2007, the Board of Directors authorized an increase to the Company's repurchase program under which the Company was permitted to purchase up to $150 million of the Company's outstanding common stock ("Repurchase Program"). The Company has purchased and retired 2,893,630 shares of its outstanding common stock for an aggregate cost of approximately $104 million through December 31, 2011 under the Repurchase Program (none of which has occurred in 2010 and 2011). The Company has a remaining authorization to repurchase up to an additional $46 million of its outstanding common stock, which it may repurchase from time to time in open market transactions at prevailing prices or through privately negotiated transactions.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRIP") which commenced in March 1999 under which 5.5 million shares of the Company's common stock have been reserved for future issuance. The DRIP provides for automatic reinvestment of all or a portion of a participant's dividends from the Company's shares of common stock. The DRIP also permits participants to make optional cash investments up to $5,000 a month without restriction and, if the Company waives this limit, for additional amounts subject to certain restrictions and other conditions set forth in the DRIP prospectus filed as part of the Company's effective registration statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") for the 5.5 million shares of the Company's common stock reserved for issuance under the DRIP.

STOCK OPTION PLANS

In May 2004, the Company established the 2004 Incentive Stock Plan under which a total of 2,500,000 shares have been reserved for issuance. No options have been granted through December 31, 2011 under this plan. In September 2000, the Company established the 2000 Employee Stock Option Plan ("2000 Employee Plan") and the Amended and Restated 2000 Director Stock Option Plan ("2000 Director Plan"). In May 2002, shareholders of the Company approved amendments to both plans to increase the total shares reserved for issuance under both of the 2000 plans from 2,700,000 to 4,350,000 shares of the Company's common stock (from 2,500,000 to 4,000,000 shares under the 2000 Employee Plan and from 200,000 to 350,000 shares under the 2000 Director Plan). In 1994, and as subsequently amended, the Company established the Mack-Cali Employee Stock Option Plan ("Employee Plan") and the Mack-Cali Director Stock Option Plan ("Director Plan") under which a total of 5,380,188 shares (subject to adjustment) of the Company's common stock had been reserved for issuance (4,980,188 shares under the Employee Plan and 400,000 shares under the Director Plan). As the Employee Plan and Director Plan expired in 2004, and the 2000 Employee Plan and 2000 Director Plan expired in September 2010, stock options may no longer be issued under those plans. Stock options granted under the Employee Plan in 1994 and 1995 became exercisable over a three-year period. Stock options granted under the 2000 Employee Plan and those options granted subsequent to 1995 under the Employee Plan became exercisable over a five-year period. All stock options granted under both the 2000 Director Plan and Director Plan became exercisable in one year. All options were granted at the fair market value at the dates of grant and have terms of ten years. As of December 31, 2011 and 2010, the stock options outstanding, which were all exercisable, had a weighted average remaining contractual life of approximately 0.9 and 1.7 years, respectively.

Information regarding the Company's stock option plans is summarized below:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value $(000's)
Outstanding at January 1, 2009	395,541	$28.77	
Exercised	(18,917)	$26.66	
Lapsed or canceled	(24,440)	$30.89	
Outstanding at December 31, 2009	352,184	$28.74	
Exercised	(55,508)	$27.10	
Lapsed or canceled	(1,000)	$26.75	
Outstanding at December 31, 2010 ($26.31 – $45.47)	295,676	$29.05	$ 1,186
Exercised	(107,806)	$28.27	
Lapsed or canceled	(4,000)	$28.80	
Outstanding at December 31, 2011 ($28.47 – $45.47)	183,870	$29.51	--
Options exercisable at December 31, 2010	295,676		$ 1,186
Options exercisable at December 31, 2011	183,870		--
Available for grant at December 31, 2010	2,425,073		
Available for grant at December 31, 2011	2,343,337		

Cash received from options exercised under all stock option plans was $3.0 million, $1.5 million and $504,000 for the years ended December 31, 2011, 2010 and 2009 respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $496,000, $349,000 and $123,000, respectively. The Company has a policy of issuing new shares to satisfy stock option exercises.

The Company recognized no stock options expense for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, the Company had $2.8 million of total unrecognized compensation cost related to unvested stock compensation granted under the Company's stock compensation plans. That cost is expected to be recognized over a weighted average period of one year.

STOCK COMPENSATION

The Company has issued stock awards ("Restricted Stock Awards") to officers, certain other employees, and nonemployee members of the Board of Directors of the Company, which allow the holders to each receive a certain amount of shares of the Company's common stock generally over a one to seven-year vesting period, of which 187,447 unvested shares were outstanding at December 31, 2011. Of the outstanding Restricted Stock Awards issued to executive officers and senior management, 98,524 are contingent upon the Company meeting certain performance goals to be set by the Executive Compensation and Option Committee of the Board of Directors of the Company each year, with the remaining based on time and service. All Restricted Stock Awards provided to the officers and certain other employees were issued under the 2004 Incentive Stock Plan, 2000 Employee Plan and the Employee Plan. Restricted Stock Awards provided to directors were issued under the 2004 Incentive Stock Plan and the 2000 Director Plan.

Information regarding the Restricted Stock Awards is summarized below:

	Shares	Weighted-Average Grant – Date Fair Value
Outstanding at January 1, 2009	375,006	$ 34.46
Granted (a)	83,337	$ 32.27
Vested	(132,255)	$ 27.55
Forfeited	(3,000)	$ 49.61
Outstanding at December 31, 2009	323,088	$ 36.58
Granted (b)	111,127	$ 32.10
Vested	(170,978)	$ 34.74
Forfeited	(23,478)	$ 35.70
Outstanding at December 31, 2010	239,759	$ 35.90
Granted (c)	81,736	$ 25.38
Vested	(134,048)	$ 32.39
Outstanding at December 31, 2011	187,447	$ 33.82

(a) Included in the 83,337 Restricted Stock Awards granted in 2009 were 61,667 awards granted to the Company's five executive officers, Mitchell E. Hersh, Barry Lefkowitz, Roger W. Thomas, Michael Grossman and Mark Yeager.

(b) Included in the 111,127 Restricted Stock Awards granted in 2010 were 51,970 awards granted to the Company's four executive officers, Mitchell E. Hersh, Barry Lefkowitz, Roger W. Thomas and Michael Grossman.

(c) Included in the 81,736 Restricted Stock Awards granted in 2011 were 51,970 awards granted to the Company's four executive officers, Mitchell E. Hersh, Barry Lefkowitz, Roger W. Thomas and Michael Grossman.

DEFERRED STOCK COMPENSATION PLAN FOR DIRECTORS

The Amended and Restated Deferred Compensation Plan for Directors, which commenced January 1, 1999, allows non-employee directors of the Company to elect to defer up to 100 percent of their annual retainer fee into deferred stock units. The deferred stock units are convertible into an equal number of shares of common stock upon the directors' termination of service from the Board of Directors or a change in control of the Company, as defined in the plan. Deferred stock units are credited to each director quarterly using the closing price of the Company's common stock on the applicable dividend record date for the respective quarter. Each participating director's account is also credited for an equivalent amount of deferred stock units based on the dividend rate for each quarter.

During the years ended December 31, 2011, 2010 and 2009, 14,886, 12,563 and 15,082 deferred stock units were earned, respectively. As of December 31, 2011 and 2010, there were 98,009 and 84,236 director stock units outstanding, respectively.

EARNINGS PER SHARE

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following information presents the Company's results for the years ended December 31, 2011, 2010 and 2009 in accordance with ASC 260, Earning Per Share: *(dollars in thousands)*

Computation of Basic EPS	Year Ended December 31, 2011	2010	2009
Income from continuing operations	$ 81,387	$ 58,750	$ 80,308
Add: Noncontrolling interest in consolidated joint ventures	402	262	943
Deduct: Noncontrolling interest in Operating Partnership	(10,369)	(8,133)	(12,550)
Deduct: Preferred stock dividends	(1,736)	(2,000)	(2,000)
Income from continuing operations available to common shareholders	69,684	48,879	66,701
Income (loss) from discontinued operations available to common shareholders	--	4,021	(14,133)
Net income available to common shareholders	$ 69,684	$ 52,900	$ 52,568
Weighted average common shares	86,047	79,224	74,318
Basic EPS:			
Income from continuing operations available to common shareholders	$ 0.81	$ 0.62	$ 0.90
Income (loss) from discontinued operations available to common shareholders	--	0.05	(0.19)
Net income available to common shareholders	$ 0.81	$ 0.67	$ 0.71

Computation of Diluted EPS	Year Ended December 31, 2011	2010	2009
Income from continuing operations available to common shareholders	$ 69,684	$ 48,879	$ 66,701
Add: Noncontrolling interest in Operating Partnership	10,369	8,133	12,550
Income from continuing operations for diluted earnings per share	80,053	57,012	79,251
Income (loss) from discontinued operations for diluted earnings per share	--	4,689	(16,580)
Net income available to common shareholders	$ 80,053	$ 61,701	$ 62,671
Weighted average common shares	98,962	92,477	88,389
Diluted EPS:			
Income from continuing operations available to common shareholders	$ 0.81	$ 0.62	$ 0.90
Income (loss) from discontinued operations available to common shareholders	--	0.05	(0.19)
Net income available to common shareholders	$ 0.81	$ 0.67	$ 0.71

The following schedule reconciles the shares used in the basic EPS calculation to the shares used in the diluted EPS calculation: *(in thousands)*

	Year Ended December 31, 2011	2010	2009
Basic EPS shares	86,047	79,224	74,318
Add: Operating Partnership – common units	12,808	13,149	14,028
Stock options	18	44	1
Restricted Stock Awards	89	60	42
Diluted EPS Shares	98,962	92,477	88,389

Not included in the computations of diluted EPS were 15,000, 15,000 and 307,184 stock options as such securities were anti-dilutive during the years ended December 31, 2011, 2010 and 2009, respectively. Unvested restricted stock outstanding as of December 31, 2011, 2010 and 2009 were 187,447, 239,759 and 323,088, respectively.

Dividends declared per common share for each of the years ended December 31, 2011, 2010 and 2009 was $1.80 per share.

16. NONCONTROLLING INTERESTS IN SUBSIDIARIES

Noncontrolling interests in subsidiaries in the accompanying consolidated financial statements relate to (i) preferred units ("Preferred Units") and common units in the Operating Partnership, held by parties other than the Company, and (ii) interests in consolidated joint ventures for the portion of such properties not owned by the Company.

OPERATING PARTNERSHIP

Preferred Units
In connection with the Company's issuance of $25 million of Series C Preferred Stock, the Company acquired from the Operating Partnership $25 million of Series C Preferred Units (the "Series C Preferred Units"), which had terms essentially identical to the Series C Preferred Stock. In connection with the Company's redemption of Series C Preferred Stock on October 28, 2011, the Operating Partnership redeemed from the company all issued and outstanding Series C Preferred Units. See Note 15: Mack-Cali Realty Corporation Stockholders' Equity – Preferred Stock.

Common Units
Certain individuals and entities own common units in the Operating Partnership. A common unit and a share of Common Stock of the Company have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the Operating Partnership. Common unitholders have the right to redeem their common units, subject to certain restrictions. The redemption is required to be satisfied in shares of Common Stock, cash, or a combination thereof, calculated as follows: one share of the Company's Common Stock, or cash equal to the fair market value of a share of the Company's Common Stock at the time of redemption, for each common unit. The Company, in its sole discretion, determines the form of redemption of common units (i.e., whether a common unitholder receives Common Stock, cash, or any combination thereof). If the Company elects to satisfy the redemption with shares of Common Stock as opposed to cash, it is obligated to issue shares of its Common Stock to the redeeming unitholder. Regardless of the rights described above, the common unitholders may not put their units for cash to the Company or the Operating Partnership under any circumstances. When a unitholder redeems a common unit, noncontrolling interest in the Operating Partnership is reduced and Mack-Cali Realty Corporation Stockholders' equity is increased.

Unit Transactions
The following table sets forth the changes in noncontrolling interests in subsidiaries which relate to the common units in the Operating Partnership for the years ended December 31, 2011, 2010 and 2009:

	Common Units
Balance at January 1, 2009	14,437,731
Redemption of common units for shares of common stock	(942,695)
Balance at December 31, 2009	13,495,036
Redemption of common units for shares of common stock	(487,368)
Balance at December 31, 2010	13,007,668
Redemption of common units for shares of common stock	(810,546)
Balance at December 31, 2011	12,197,122

Pursuant to ASC 810, Consolidation, on the accounting and reporting for noncontrolling interests and changes in ownership interests of a subsidiary, changes in a parent's ownership interest (and transactions with noncontrolling interest unitholders in the subsidiary) while the parent retains its controlling interest in its subsidiary should be accounted for as equity transactions. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary, with the offset to equity attributable to the parent. Accordingly, as a result of equity transactions which caused changes in ownership percentages between Mack-Cali Realty Corporation stockholders' equity and noncontrolling interests in the Operating Partnership that occurred during the year ended December 31, 2011, the Company has increased noncontrolling interests in the Operating Partnership and decreased additional paid-in capital in Mack-Cali Realty Corporation stockholders' equity by approximately $9.4 million as of December 31, 2011.

NONCONTROLLING INTEREST OWNERSHIP
As of December 31, 2011 and 2010, the noncontrolling interest common unitholders owned 12.2 percent and 14.0 percent of the Operating Partnership, respectively.

CONSOLIDATED JOINT VENTURES
The Company has ownership interests in certain joint ventures which it consolidates. Various entities and/or individuals hold noncontrolling interests in these ventures.

PARTICIPATION RIGHTS
The Company's interests in certain real estate projects (four office buildings aggregating 860,246 square feet and two future developments) acquired in 2006 each provide for the initial distributions of net cash flow solely to the Company, and thereafter, other parties, including Mark Yeager, a former executive officer of the Company, have participation rights ("Participation Rights") in 50 percent of the excess net cash flow remaining after the distribution to the Company of the aggregate amount equal to the sum of: (a) the Company's capital contributions, plus (b) an internal rate of return ("IRR") of 10 percent per annum.

17. SEGMENT REPORTING

The Company operates in two business segments: (i) real estate and (ii) construction services. The Company provides leasing, property and facilities management, acquisition, development, construction and tenant-related services for its portfolio. In May 2006, in conjunction with the Company's acquisition of the Gale Company and related businesses, the Company acquired a business specializing solely in construction and related services whose operations comprise the Company's construction services segment. The Company had no revenues from foreign countries recorded for the years ended December 31, 2011, 2010 and 2009. The Company had no long lived assets in foreign locations as of December 31, 2011, 2010 and 2009. The accounting policies of the segments are the same as those described in Note 2: Significant Accounting Policies, excluding depreciation and amortization.

The Company evaluates performance based upon net operating income from the combined properties in the real estate segment and net operating income from its construction services segment.

Selected results of operations for the years ended December 31, 2011, 2010 and 2009 and selected asset information as of December 31, 2011 and 2010 regarding the Company's operating segments are as follows: *(dollars in thousands)*

	Real Estate	Construction Services	Corporate & Other (d)	Total Company	
Total revenues:					
2011	$ 709,120	$13,079	$ 2,080	$ 724,279	
2010	726,394	63,703	(2,617)	787,480	
2009	733,287	31,207	(5,569)	758,925	
Total operating and interest expenses (a):					
2011	$ 280,079	$13,874	$ 157,374	$ 451,327	(e)
2010	284,694	63,141	178,730	526,565	(f)
2009	270,906	31,816	171,296	474,018	(g)
Equity in earnings (loss) of unconsolidated joint ventures:					
2011	$ 2,022	--	--	$ 2,022	
2010	2,276	--	--	2,276	
2009	(5,560)	--	--	(5,560)	
Net operating income (loss) (b):					
2011	$ 431,063	$ (795)	$(155,294)	$ 274,974	(e)
2010	443,976	562	(181,347)	263,191	(f)
2009	456,821	(609)	(176,865)	279,347	(g)
Total assets:					
2011	$4,272,469	$ 7,022	$ 16,268	$4,295,759	
2010	4,332,408	13,929	16,129	4,362,466	
Total long-lived assets (c):					
2011	$4,034,651	--	$ 2,272	$4,036,923	
2010	4,096,242	--	2,630	4,098,872	

(a) Total operating and interest expenses represent the sum of: real estate taxes; utilities; operating services; direct construction costs; real estate services salaries, wages and other costs; general and administrative and interest expense (net of interest income). All interest expense, net of interest income, (including for property-level mortgages) is excluded from segment amounts and classified in Corporate & Other for all periods.

(b) Net operating income represents total revenues less total operating and interest expenses [as defined in Note (a)], plus equity in earnings (loss) of unconsolidated joint ventures, for the period.

(c) Long-lived assets are comprised of net investment in rental property, unbilled rents receivable and investments in unconsolidated joint ventures.

(d) Corporate & Other represents all corporate-level items (including interest and other investment income, interest expense and non-property general and administrative expense) as well as intercompany eliminations necessary to reconcile to consolidated Company totals.

(e) Excludes $193,587 of depreciation and amortization.

(f) Excludes $191,168 of depreciation and amortization and $9,521 of impairment charge on rental property.

(g) Excludes $200,732 of depreciation and amortization.

18. RELATED PARTY TRANSACTIONS

William L. Mack, Chairman of the Board of Directors of the Company, David S. Mack, a director of the Company, and Earle I. Mack, a former director of the Company, are the executive officers, directors and stockholders of a corporation that leases approximately 7,801 square feet at one of the Company's office properties on a month-to-month basis. The Company has recognized $253,000, $250,000 and $255,000 in revenue under this lease for the years ended December 31, 2011, 2010 and 2009, respectively, and had $0 accounts receivable from the corporation as of December 31, 2011 and 2010.

The Company has conducted business with certain entities ("RMC Entity" or "RMC Entities"), whose principals include Timothy M. Jones (a former president of the Company), Martin S. Berger (former member of the Company's Board of Directors) and Robert F. Weinberg (current member of the Company's Board of Directors). In connection with the Company's acquisition of 65 Class A properties from The Robert Martin Company ("Robert Martin") on January 31, 1997, as subsequently modified, the Company granted Robert Martin the right to designate one seat on the Company's Board of Directors ("RM Board Seat"), which right has since expired. The RM Board Seat had historically been shared between Robert F. Weinberg and Martin S. Berger, each of whom had agreed that, for so long as either of them serves on the Board of Directors, that such board seat would be rotated among Mr. Berger and Mr. Weinberg annually at the time of each annual meeting of stockholders. At the Company's 2003 annual meeting of stockholders, Mr. Berger was elected to the Board of Directors and he continued to share his board seat with Mr. Weinberg. At the Company's 2006 annual meeting of stockholders, Mr. Weinberg was elected to the Board of Directors and he continued to share his board seat with Mr. Berger. At the Company's 2009 annual meeting of stockholders, Mr. Berger was elected to the Board of Directors and he continued to share his board seat with Mr. Weinberg. On September 13, 2011, the Company was advised that Mr. Berger had died on September 12, 2011. At its regularly scheduled meeting on September 14, 2011, the Board of Directors of the Company appointed Mr. Weinberg to fill the vacancy of Mr. Berger's unexpired term as a Class III director. The business that the Company has conducted with RMC Entities was as follows:

(1) The Company provides management, leasing and construction-related services to properties in which RMC Entities have an ownership interest. The Company recognized approximately $1.2 million, $1.4 million and $1.6 million in revenue from RMC Entities for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, respectively, the Company had $92,000 and $75,000 in accounts receivable from RMC Entities.

(2) An RMC Entity leases space at one of the Company's office properties for approximately 4,860 square feet on a month-to-month basis. The Company has recognized $130,000, $137,000 and $140,000, in revenue under this lease for the years ended December 31, 2011, 2010 and 2009, respectively, and had $0 accounts receivable due from the RMC Entity, as of December 31, 2011 and 2010.

The Company provides administrative support and related services to John J. Cali, who served as the Chairman Emeritus and a Board member of the Company, for which it was reimbursed $97,000, $101,000 and $115,000 from Mr. Cali for the years ended December 31, 2011, 2010 and 2009, respectively. An affiliate of Mr. Cali has leases totaling 2,631 square feet of space at one of the Company's office properties, which are scheduled to expire at the end of 2014. The Company recognized approximately $69,000, $68,000 and $68,000 in total revenue under the leases for the years ended December 31, 2011, 2010 and 2009, respectively, and had $15,000 and $17,000 in accounts receivable from the affiliate as of December 31, 2011 and 2010.

19. CONDENSED QUARTERLY FINANCIAL INFORMATION *(unaudited)*

The following summarizes the condensed quarterly financial information for the Company: *(dollars in thousands)*

Quarter Ended 2011	December 31	September 30	June 30	March 31
Total revenues	$179,687	$177,155	$181,107	$186,330
Operating and other expenses	69,844	62,661	69,921	75,966
Direct construction costs	2,802	2,290	2,784	3,582
General and administrative	9,003	8,683	9,226	8,629
Depreciation and amortization	48,673	48,498	48,268	48,148
Impairment charge on rental property	--	--	--	--
Total expenses	130,322	122,132	130,199	136,325
Operating Income	49,365	55,023	50,908	50,005
Interest expense	(31,784)	(31,489)	(31,363)	(31,339)
Interest and other investment income	9	10	10	10
Equity in earnings (loss) of unconsolidated joint ventures	848	539	736	(101)
Loss from early extinguishment of debt	--	--	--	--
Gain on reduction of other obligations	--	--	--	--
Total other (expense) income	(30,927)	(30,940)	(30,617)	(31,430)
Income (loss) from continuing operations	18,438	24,083	20,291	18,575
Discontinued operations:				
Income (loss) from discontinued operations	--	--	--	--
Realized gains (losses) and unrealized losses on disposition of rental property, net	--	--	--	--
Total discontinued operations, net	--	--	--	--
Net income (loss)	18,438	24,083	20,291	18,575
Noncontrolling interest in consolidated joint ventures	94	96	102	110
Noncontrolling interest in Operating Partnership	(2,338)	(3,015)	(2,560)	(2,456)
Noncontrolling interest in discontinued operations	--	--	--	--
Preferred stock dividends	(72)	(664)	(500)	(500)
Net income (loss) available to common shareholders	$ 16,122	$ 20,500	$ 17,333	$ 15,729
Basic earnings per common share:				
Income (loss) from continuing operations	$ 0.18	$ 0.24	$ 0.20	$ 0.19
Discontinued operations	--	--	--	--
Net income (loss) available to common shareholders	$ 0.18	$ 0.24	$ 0.20	$ 0.19
Diluted earnings per common share:				
Income (loss) from continuing operations	$ 0.18	$ 0.24	$ 0.20	$ 0.19
Discontinued operations	--	--	--	--
Net income (loss) available to common shareholders	$ 0.18	$ 0.24	$ 0.20	$ 0.19
Dividends declared per common share	$ 0.45	$ 0.45	$ 0.45	$ 0.45

Quarter Ended 2010	December 31	September 30	June 30	March 31
Total revenues	$192,156	$197,956	$202,785	$194,583
Operating and other expenses	67,913	73,089	70,394	70,668
Direct construction costs	12,667	15,884	21,411	10,293
General and administrative	8,939	8,992	8,658	8,414
Depreciation and amortization	47,226	47,978	47,474	48,490
Impairment charge on rental property	9,521	--	--	--
Total expenses	146,266	145,943	147,937	137,865
Operating Income	45,890	52,013	54,848	56,718
Interest expense	(35,982)	(36,941)	(37,335)	(39,071)
Interest and other investment income	13	34	18	21
Equity in earnings (loss) of unconsolidated joint ventures	2,063	475	260	(522)
Loss from early extinguishment of debt	(3,752)	--	--	--
Gain on reduction of other obligations	--	--	--	--
Total other (expense) income	(37,658)	(36,432)	(37,057)	(39,572)
Income (loss) from continuing operations	8,232	15,581	17,791	17,146
Discontinued operations:				
Income (loss) from discontinued operations	--	--	11	231
Realized gains (losses) and unrealized losses on disposition of rental property, net	--	--	4,447	--
Total discontinued operations, net	--	--	4,458	231
Net income (loss)	8,232	15,581	22,249	17,377
Noncontrolling interest in consolidated joint ventures	(19)	108	86	87
Noncontrolling interest in Operating Partnership	(1,086)	(2,150)	(2,475)	(2,422)
Noncontrolling interest in discontinued operations	--	--	(635)	(33)
Preferred stock dividends	(500)	(500)	(500)	(500)
Net income (loss) available to common shareholders	$ 6,627	$ 13,039	$ 18,725	$ 14,509
Basic earnings per common share:				
Income (loss) from continuing operations	$ 0.09	$ 0.16	$ 0.19	$ 0.18
Discontinued operations	--	--	0.05	--
Net income (loss) available to common shareholders	$ 0.09	$ 0.16	$ 0.24	$ 0.18
Diluted earnings per common share:				
Income (loss) from continuing operations	$ 0.09	$ 0.16	$ 0.19	$ 0.18
Discontinued operations	--	--	0.05	--
Net income (loss) available to common shareholders	$ 0.09	$ 0.16	$ 0.24	$ 0.18
Dividends declared per common share	$ 0.45	$ 0.45	$ 0.45	$ 0.45

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Gross Amount at Which Carried at Close of Period (F) Building and Improvements	Gross Amount at Which Carried at Close of Period (F) Total	Accumulated Depreciation (G)
NEW JERSEY										
Bergen County										
Fair Lawn										
17-17 Rte 208 North (A)	1987	1995	--	$ 3,067	$ 19,415	$ 3,780	$ 3,067	$ 23,195	$ 26,262	$ 9,119
Fort Lee										
One Bridge Plaza (A)	1981	1996	--	2,439	24,462	7,481	2,439	31,943	34,382	11,737
2115 Linwood Avenue (A)	1981	1998	--	474	4,419	4,473	474	8,892	9,366	2,629
Little Ferry										
200 Riser Road (A)	1974	1997	--	3,888	15,551	413	3,888	15,964	19,852	5,670
Lyndhurst										
210 Clay Avenue (A)	1978	2009	$ 11,844	2,300	11,189	--	2,300	11,189	13,489	1,302
Montvale										
95 Chestnut Ridge Road (A)	1975	1997	--	1,227	4,907	209	1,227	5,116	6,343	1,811
135 Chestnut Ridge Road (A)	1981	1997	--	2,587	10,350	1,314	2,588	11,663	14,251	4,051
Paramus										
15 East Midland Avenue (A)	1988	1997	13,000	10,375	41,497	663	10,374	42,161	52,535	14,690
140 East Ridgewood Avenue (A)	1981	1997	12,250	7,932	31,463	6,078	7,932	37,541	45,473	13,091
461 From Road (A)	1988	1997	--	13,194	52,778	619	13,194	53,397	66,591	18,683
650 From Road (A)	1978	1997	23,500	10,487	41,949	7,144	10,487	49,093	59,580	18,361
61 South Paramus Road (A) (H)	1985	1997	23,000	9,005	36,018	7,150	9,005	43,168	52,173	15,533
Rochelle Park										
120 West Passaic Street (A)	1972	1997	--	1,354	5,415	95	1,357	5,507	6,864	1,964
365 West Passaic Street (A)	1976	1997	12,250	4,148	16,592	3,849	4,148	20,441	24,589	7,150
395 West Passaic Street (A)	1979	2006	10,781	2,550	17,131	1,049	2,550	18,180	20,730	3,729
Upper Saddle River										
1 Lake Street (A)	1994	1997	42,000	13,952	55,812	1,409	13,953	57,220	71,173	19,701
10 Mountainview Road (A)	1986	1998	--	4,240	20,485	3,012	4,240	23,497	27,737	8,890
Woodcliff Lake										
400 Chestnut Ridge Road (A)	1982	1997	--	4,201	16,802	5,080	4,201	21,882	26,083	9,359
470 Chestnut Ridge Road (A)	1987	1997	--	2,346	9,385	1,517	2,346	10,902	13,248	3,954
530 Chestnut Ridge Road (A)	1986	1997	--	1,860	7,441	210	1,860	7,651	9,511	2,613
50 Tice Boulevard (A)	1984	1994	24,000	4,500	--	25,376	4,500	25,376	29,876	15,874
300 Tice Boulevard (A)	1991	1996	--	5,424	29,688	5,039	5,424	34,727	40,151	12,695
Burlington County										
Burlington										
3 Terri Lane (B)	1991	1998	--	652	3,433	2,019	658	5,446	6,104	2,193
5 Terri Lane (B)	1992	1998	--	564	3,792	2,550	569	6,337	6,906	2,370
Moorestown										
2 Commerce Drive (B)	1986	1999	--	723	2,893	741	723	3,634	4,357	1,207
101 Commerce Drive (B)	1988	1998	--	422	3,528	436	426	3,960	4,386	1,451
102 Commerce Drive (B)	1987	1999	--	389	1,554	538	389	2,092	2,481	713
201 Commerce Drive (B)	1986	1998	--	254	1,694	480	258	2,170	2,428	889
202 Commerce Drive (B)	1988	1999	--	490	1,963	774	490	2,737	3,227	1,015
1 Executive Drive (B)	1989	1998	--	226	1,453	586	228	2,037	2,265	880
2 Executive Drive (B)	1988	2000	--	801	3,206	960	801	4,166	4,967	1,599
101 Executive Drive (B)	1990	1998	--	241	2,262	713	244	2,972	3,216	1,218
102 Executive Drive (B)	1990	1998	--	353	3,607	370	357	3,973	4,330	1,379
225 Executive Drive (B)	1990	1998	--	323	2,477	485	326	2,959	3,285	1,148
97 Foster Road (B)	1982	1998	--	208	1,382	429	211	1,808	2,019	668
1507 Lancer Drive (B)	1995	1998	--	119	1,106	51	120	1,156	1,276	419
1245 North Church Street (B)	1998	2001	--	691	2,810	135	691	2,945	3,636	826
1247 North Church Street (B)	1998	2001	--	805	3,269	204	805	3,473	4,278	1,027

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Gross Amount Building and Improvements	Gross Amount Total	Accumulated Depreciation (G)
1256 North Church Street (B)	1984	1998	--	354	3,098	517	357	3,612	3,969	1,321
840 North Lenola Road (B)	1995	1998	--	329	2,366	540	333	2,902	3,235	1,205
844 North Lenola Road (B)	1995	1998	--	239	1,714	346	241	2,058	2,299	881
915 North Lenola Road (B)	1998	2000	--	508	2,034	267	508	2,301	2,809	715
224 Strawbridge Drive (A)	1984	1997	--	766	4,335	3,209	767	7,543	8,310	2,910
228 Strawbridge Drive (A)	1984	1997	--	766	4,334	3,945	767	8,278	9,045	2,714
232 Strawbridge Drive (A)	1986	2004	--	1,521	7,076	1,953	1,521	9,029	10,550	2,300
2 Twosome Drive (B)	2000	2001	--	701	2,807	218	701	3,025	3,726	886
30 Twosome Drive (B)	1997	1998	--	234	1,954	490	236	2,442	2,678	961
31 Twosome Drive (B)	1998	2001	--	815	3,276	186	815	3,462	4,277	981
40 Twosome Drive (B)	1996	1998	--	297	2,393	313	301	2,702	3,003	1,111
41 Twosome Drive (B)	1998	2001	--	605	2,459	69	605	2,528	3,133	715
50 Twosome Drive (B)	1997	1998	--	301	2,330	92	304	2,419	2,723	897
Gloucester County										
West Deptford										
1451 Metropolitan Drive (B)	1996	1998	--	203	1,189	30	206	1,216	1,422	451
Essex County										
Millburn										
150 J.F. Kennedy Parkway (A)	1980	1997	--	12,606	50,425	8,537	12,606	58,962	71,568	23,851
Roseland										
4 Becker Farm Road (A)	1983	2009	37,769	5,600	38,285	1,286	5,600	39,571	45,171	3,724
5 Becker Farm Road (A)	1982	2009	12,056	2,400	11,885	76	2,400	11,961	14,361	1,300
6 Becker Farm Road (A)	1983	2009	13,590	2,600	15,548	263	2,600	15,811	18,411	1,430
101 Eisenhower Parkway (A)	1980	1994	--	228	--	21,074	228	21,074	21,302	11,192
103 Eisenhower Parkway (A)	1985	1994	--	--	--	15,057	2,300	12,757	15,057	7,763
105 Eisenhower Parkway (A)	2001	2001	--	4,430	42,898	6,997	3,835	50,490	54,325	18,922
75 Livingston Avenue (A)	1985	2009	10,401	1,900	6,312	198	1,900	6,510	8,410	955
85 Livingston Avenue (A)	1985	2009	14,561	2,500	14,238	122	2,500	14,360	16,860	1,401
Hudson County										
Jersey City										
Harborside Financial Center Plaza 1 (A)	1983	1996	--	3,923	51,013	27,703	3,923	78,716	82,639	27,153
Harborside Financial Center Plaza 2 (A)	1990	1996	--	17,655	101,546	19,433	15,071	123,563	138,634	47,505
Harborside Financial Center Plaza 3 (A)	1990	1996	--	17,655	101,878	19,101	15,071	123,563	138,634	47,505
Harborside Financial Center Plaza 4A (A)	2000	2000	--	1,244	56,144	11,196	1,244	67,340	68,584	21,686
Harborside Financial Center Plaza 5 (A)	2002	2002	231,603	6,218	170,682	52,641	5,705	223,836	229,541	61,293
101 Hudson Street (A)	1992	2004	--	45,530	271,376	6,440	45,530	277,816	323,346	57,486
Mercer County										
Hamilton Township										
3 AAA Drive (A)	1981	2007	--	242	3,218	1,144	242	4,362	4,604	764
100 Horizon Center Boulevard (B)	1989	1995	--	205	1,676	226	315	1,792	2,107	783
200 Horizon Drive (B)	1991	1995	--	205	3,027	527	348	3,411	3,759	1,477
300 Horizon Drive (B)	1989	1995	--	379	4,355	1,742	521	5,955	6,476	2,937
500 Horizon Drive (B)	1990	1995	--	379	3,395	1,088	487	4,375	4,862	1,972
600 Horizon Drive (B)	2002	2002	--	--	7,549	650	685	7,514	8,199	1,705

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Gross Amount at Which Carried at Close of Period (F) Building and Improvements	Total	Accumulated Depreciation (G)
700 Horizon Drive (A)	2007	2007	--	490	43	16,492	865	16,160	17,025	2,059
2 South Gold Drive (A)	1974	2007	--	476	3,487	398	476	3,885	4,361	556
Princeton										
103 Carnegie Center (A)	1984	1996	--	2,566	7,868	3,353	2,566	11,221	13,787	4,707
2 Independence Way (A)	1985	2009	--	1,300	7,246	125	1,300	7,371	8,671	748
3 Independence Way (A)	1983	1997	--	1,997	11,391	3,786	1,997	15,177	17,174	5,991
100 Overlook Center (A)	1988	1997	--	2,378	21,754	5,094	2,378	26,848	29,226	11,376
5 Vaughn Drive (A)	1987	1995	--	657	9,800	3,003	657	12,803	13,460	5,940
Middlesex County										
East Brunswick										
377 Summerhill Road (A)	1977	1997	--	649	2,594	412	649	3,006	3,655	1,084
Edison										
343 Thornall Street (A)	1991	2006	--	6,027	39,101	5,054	6,027	44,155	50,182	9,194
Piscataway										
30 Knightsbridge Road, Building 3 (A)	1977	2004	--	1,030	7,269	346	1,034	7,611	8,645	1,451
30 Knightsbridge Road, Building 4 (A)	1977	2004	--	1,433	10,121	385	1,429	10,510	11,939	2,004
30 Knightsbridge Road, Building 5 (A)	1977	2004	--	2,979	21,035	10,672	2,979	31,707	34,686	8,574
30 Knightsbridge Road, Building 6 (A)	1977	2004	--	448	3,161	4,483	448	7,644	8,092	1,897
Plainsboro										
500 College Road East (A) (H)	1984	1998	--	614	20,626	5,790	614	26,416	27,030	8,443
Woodbridge										
581 Main Street (A)	1991	1997	16,338	3,237	12,949	24,780	8,115	32,851	40,966	11,960
Monmouth County										
Freehold										
2 Paragon Way (A)	1989	2005	--	999	4,619	1,035	999	5,654	6,653	1,248
3 Paragon Way (A)	1991	2005	--	1,423	6,041	2,168	1,423	8,209	9,632	1,938
4 Paragon Way (A)	2002	2005	--	1,961	8,827	(469)	1,961	8,358	10,319	1,546
100 Willowbrook Road (A)	1988	2005	--	1,264	5,573	1,129	1,264	6,702	7,966	1,619
Holmdel										
23 Main Street (A)	1977	2005	31,002	4,336	19,544	8,903	4,336	28,447	32,783	7,737
Middletown										
One River Center, Building 1 (A)	1983	2004	11,290	3,070	17,414	2,896	2,451	20,929	23,380	5,589
One River Center, Building 2 (A)	1983	2004	12,664	2,468	15,043	1,729	2,452	16,788	19,240	3,302
One River Center, Building 3 (A)	1984	2004	20,125	4,051	24,790	5,526	4,627	29,740	34,367	5,625
Neptune										
3600 Route 66 (A)	1989	1995	--	1,098	18,146	1,483	1,098	19,629	20,727	7,813
Wall Township										
1305 Campus Parkway (A)	1988	1995	--	335	2,560	619	291	3,223	3,514	1,520
1325 Campus Parkway (B)	1988	1995	--	270	2,928	1,058	270	3,986	4,256	1,887
1340 Campus Parkway (B)	1992	1995	--	489	4,621	1,876	489	6,497	6,986	2,823
1345 Campus Parkway (B)	1995	1997	--	1,023	5,703	1,748	1,024	7,450	8,474	3,110
1350 Campus Parkway (A)	1990	1995	--	454	7,134	1,382	454	8,516	8,970	3,784
1433 Highway 34 (B)	1985	1995	--	889	4,321	1,402	889	5,723	6,612	2,546

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs: Land	Initial Costs: Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F): Land	Gross Amount at Which Carried at Close of Period (F): Building and Improvements	Gross Amount at Which Carried at Close of Period (F): Total	Accumulated Depreciation (G)
1320 Wyckoff Avenue (B)	1986	1995	--	255	1,285	259	216	1,583	1,799	612
1324 Wyckoff Avenue (B)	1987	1995	--	230	1,439	340	190	1,819	2,009	824
Morris County										
Florham Park										
325 Columbia Parkway (A)	1987	1994	--	1,564	--	16,117	1,564	16,117	17,681	8,858
Morris Plains										
250 Johnson Road (A)	1977	1997	--	2,004	8,016	1,854	2,004	9,870	11,874	3,754
201 Littleton Road (A)	1979	1997	--	2,407	9,627	1,382	2,407	11,009	13,416	3,712
Morris Township										
412 Mt. Kemble Avenue (A)	1985	2004	--	4,360	33,167	13,894	4,360	47,061	51,421	11,134
Parsippany										
4 Campus Drive (A)	1983	2001	--	5,213	20,984	3,279	5,213	24,263	29,476	7,662
6 Campus Drive (A)	1983	2001	--	4,411	17,796	3,565	4,411	21,361	25,772	6,695
7 Campus Drive (A)	1982	1998	--	1,932	27,788	5,925	1,932	33,713	35,645	11,122
8 Campus Drive (A)	1987	1998	--	1,865	35,456	4,022	1,865	39,478	41,343	15,217
9 Campus Drive (A)	1983	2001	--	3,277	11,796	17,132	5,842	26,363	32,205	8,815
4 Century Drive (A)	1981	2004	--	1,787	9,575	2,155	1,787	11,730	13,517	2,715
5 Century Drive (A)	1981	2004	--	1,762	9,341	2,263	1,762	11,604	13,366	2,316
6 Century Drive (A)	1981	2004	--	1,289	6,848	3,423	1,289	10,271	11,560	3,504
2 Dryden Way (A)	1990	1998	--	778	420	110	778	530	1,308	190
4 Gatehall Drive (A)	1988	2000	--	8,452	33,929	4,163	8,452	38,092	46,544	12,051
2 Hilton Court (A)	1991	1998	--	1,971	32,007	5,657	1,971	37,664	39,635	13,330
1633 Littleton Road (A)	1978	2002	--	2,283	9,550	163	2,355	9,641	11,996	3,225
600 Parsippany Road (A)	1978	1994	--	1,257	5,594	2,695	1,257	8,289	9,546	3,667
1 Sylvan Way (A)	1989	1998	--	1,689	24,699	2,352	1,021	27,719	28,740	8,933
4 Sylvan Way (A)	1983	2009	14,438	2,400	13,486	--	2,400	13,486	15,886	1,358
5 Sylvan Way (A)	1989	1998	--	1,160	25,214	2,740	1,161	27,953	29,114	10,311
7 Sylvan Way (A)	1987	1998	--	2,084	26,083	2,091	2,084	28,174	30,258	11,161
22 Sylvan Way (A)	2009	2009	--	14,600	44,392	78	14,600	44,470	59,070	4,457
20 Waterview Boulevard (A)	1988	2009	23,575	4,500	27,246	63	4,500	27,309	31,809	2,411
35 Waterview Boulevard (A)	1990	2006	19,051	5,133	28,059	1,137	5,133	29,196	34,329	5,341
5 Wood Hollow Road (A)	1979	2004	--	5,302	26,488	15,089	5,302	41,577	46,879	10,040
Passaic County										
Clifton										
777 Passaic Avenue (A)	1983	1994	--	--	--	7,026	1,100	5,926	7,026	3,523
Totowa										
1 Center Court (B)	1999	1999	--	270	1,824	490	270	2,314	2,584	620
2 Center Court (B)	1998	1998	--	191	--	2,255	191	2,255	2,446	835
11 Commerce Way (B)	1989	1995	--	586	2,986	541	586	3,527	4,113	1,324
20 Commerce Way (B)	1992	1995	--	516	3,108	26	516	3,134	3,650	1,267
29 Commerce Way (B)	1990	1995	--	586	3,092	908	586	4,000	4,586	1,791
40 Commerce Way (B)	1987	1995	--	516	3,260	1,217	516	4,477	4,993	1,460
45 Commerce Way (B)	1992	1995	--	536	3,379	468	536	3,847	4,383	1,539
60 Commerce Way (B)	1988	1995	--	526	3,257	628	526	3,885	4,411	1,679
80 Commerce Way (B)	1996	1996	--	227	--	1,270	227	1,270	1,497	463
100 Commerce Way (B)	1996	1996	--	226	--	1,270	226	1,270	1,496	462
120 Commerce Way (B)	1994	1995	--	228	--	1,328	229	1,327	1,556	536
140 Commerce Way (B)	1994	1995	--	229	--	1,326	228	1,327	1,555	536
999 Riverview Drive (A)	1988	1995	--	476	6,024	2,419	1,102	7,817	8,919	3,397

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Building and Improvements	Total	Accumulated Depreciation (G)
Somerset County										
Basking Ridge										
222 Mt. Airy Road (A)	1986	1996	--	775	3,636	2,958	775	6,594	7,369	2,756
233 Mt. Airy Road (A)	1987	1996	--	1,034	5,033	1,650	1,034	6,683	7,717	3,422
Bernards										
106 Allen Road (A)	2000	2000	--	3,853	14,465	3,128	4,093	17,353	21,446	7,632
Branchburg										
51 Imclone Drive (A)	1978	2009	3,886	1,900	3,475	(1)	1,900	3,474	5,374	310
Bridgewater										
55 Corporate Drive (A)	2011	2011		13,338	26,637	6,407	13,338	33,044	46,382	643
440 Route 22 East (A)	1990	2010	11,000	3,986	13,658	3,882	3,986	17,540	21,526	832
721 Route 202/206 (A)	1989	1997	--	6,730	26,919	8,945	6,730	35,864	42,594	13,319
Warren										
10 Independence Boulevard (A)	1988	2009	15,908	2,300	15,499	161	2,300	15,660	17,960	1,504
Union County										
Clark										
100 Walnut Avenue (A)	1985	1994	19,241	--	--	17,715	1,822	15,893	17,715	9,840
Cranford										
6 Commerce Drive (A)	1973	1994	--	250	--	2,867	250	2,867	3,117	2,029
11 Commerce Drive (A)	1981	1994	--	470	--	5,865	470	5,865	6,335	4,472
12 Commerce Drive (A)	1967	1997	--	887	3,549	2,212	887	5,761	6,648	2,531
14 Commerce Drive (A)	1971	2003	--	1,283	6,344	1,110	1,283	7,454	8,737	1,831
20 Commerce Drive (A)	1990	1994	--	2,346	--	20,003	2,346	20,003	22,349	9,838
25 Commerce Drive (A)	1971	2002	--	1,520	6,186	692	1,520	6,878	8,398	2,502
65 Jackson Drive (A)	1984	1994	--	541	--	6,768	542	6,767	7,309	4,446
New Providence										
890 Mountain Road (A)	1977	1997	--	2,796	11,185	5,173	3,765	15,389	19,154	5,350
NEW YORK										
New York County										
New York										
125 Broad Street (A)	1970	2007	--	50,191	207,002	19,426	50,191	226,428	276,619	26,114
Rockland County										
Suffern										
400 Rella Boulevard (A)	1988	1995	--	1,090	13,412	3,110	1,090	16,522	17,612	7,235
Westchester County										
Elmsford										
11 Clearbrook Road (B)	1974	1997	--	149	2,159	493	149	2,652	2,801	1,073
75 Clearbrook Road (B)	1990	1997	--	2,314	4,716	107	2,314	4,823	7,137	1,818
100 Clearbrook Road (A)	1975	1997	--	220	5,366	812	220	6,178	6,398	2,471
125 Clearbrook Road (B)	2002	2002	--	1,055	3,676	(51)	1,055	3,625	4,680	1,577
150 Clearbrook Road (B)	1975	1997	--	497	7,030	1,334	497	8,364	8,861	3,126
175 Clearbrook Road (B)	1973	1997	--	655	7,473	968	655	8,441	9,096	3,347
200 Clearbrook Road (B)	1974	1997	--	579	6,620	1,696	579	8,316	8,895	3,212
250 Clearbrook Road (B)	1973	1997	--	867	8,647	1,309	867	9,956	10,823	3,749
50 Executive Boulevard (B)	1969	1997	--	237	2,617	234	237	2,851	3,088	1,044
77 Executive Boulevard (B)	1977	1997	--	34	1,104	179	34	1,283	1,317	459
85 Executive Boulevard (B)	1968	1997	--	155	2,507	647	155	3,154	3,309	1,368
101 Executive Boulevard (A)	1971	1997	--	267	5,838	754	267	6,592	6,859	2,533
300 Executive Boulevard (B)	1970	1997	--	460	3,609	376	460	3,985	4,445	1,581

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Gross Amount at Which Carried at Close of Period (F) Building and Improvements	Gross Amount at Which Carried at Close of Period (F) Total	Accumulated Depreciation (G)
350 Executive Boulevard (B)	1970	1997	--	100	1,793	15	100	1,808	1,908	674
399 Executive Boulevard (B)	1962	1997	--	531	7,191	163	531	7,354	7,885	2,734
400 Executive Boulevard (B)	1970	1997	--	2,202	1,846	819	2,202	2,665	4,867	907
500 Executive Boulevard (B)	1970	1997	--	258	4,183	690	258	4,873	5,131	2,023
525 Executive Boulevard (B)	1972	1997	--	345	5,499	910	345	6,409	6,754	2,373
700 Executive Boulevard (E)	N/A	1997	--	970	--	--	970	--	970	--
555 Taxter Road (A)	1986	2000	--	4,285	17,205	5,260	4,285	22,465	26,750	8,205
565 Taxter Road (A)	1988	2000	--	4,285	17,205	4,269	4,233	21,526	25,759	7,462
570 Taxter Road (A)	1972	1997	--	438	6,078	1,324	438	7,402	7,840	2,691
1 Warehouse Lane (C) (H)	1957	1997	--	3	268	265	3	533	536	199
2 Warehouse Lane (C) (H)	1957	1997	--	4	672	113	4	785	789	314
3 Warehouse Lane (C) (H)	1957	1997	--	21	1,948	526	21	2,474	2,495	1,076
4 Warehouse Lane (C) (H)	1957	1997	--	84	13,393	3,677	85	17,069	17,154	6,499
5 Warehouse Lane (C) (H)	1957	1997	--	19	4,804	1,490	19	6,294	6,313	2,581
6 Warehouse Lane (C) (H)	1982	1997	--	10	4,419	2,108	10	6,527	6,537	1,886
1 Westchester Plaza (B)	1967	1997	--	199	2,023	425	199	2,448	2,647	850
2 Westchester Plaza (B)	1968	1997	--	234	2,726	262	234	2,988	3,222	1,170
3 Westchester Plaza (B)	1969	1997	--	655	7,936	1,156	655	9,092	9,747	3,430
4 Westchester Plaza (B)	1969	1997	--	320	3,729	923	320	4,652	4,972	1,618
5 Westchester Plaza (B)	1969	1997	--	118	1,949	511	118	2,460	2,578	928
6 Westchester Plaza (B)	1968	1997	--	164	1,998	129	164	2,127	2,291	802
7 Westchester Plaza (B)	1972	1997	--	286	4,321	224	286	4,545	4,831	1,683
8 Westchester Plaza (B)	1971	1997	--	447	5,262	1,003	447	6,265	6,712	2,547
Hawthorne										
200 Saw Mill River Road (B)	1965	1997	--	353	3,353	756	353	4,109	4,462	1,413
1 Skyline Drive (A)	1980	1997	--	66	1,711	301	66	2,012	2,078	820
2 Skyline Drive (A)	1987	1997	--	109	3,128	1,533	109	4,661	4,770	1,483
4 Skyline Drive (B)	1987	1997	--	363	7,513	2,889	363	10,402	10,765	3,840
5 Skyline Drive (B)	1980	2001	--	2,219	8,916	1,584	2,219	10,500	12,719	3,813
6 Skyline Drive (B)	1980	2001	--	740	2,971	1,021	740	3,992	4,732	1,436
7 Skyline Drive (A)	1987	1998	--	330	13,013	2,697	330	15,710	16,040	5,683
8 Skyline Drive (B)	1985	1997	--	212	4,410	1,048	212	5,458	5,670	2,147
10 Skyline Drive (B)	1985	1997	--	134	2,799	753	134	3,552	3,686	1,363
11 Skyline Drive (B) (H)	1989	1997	--	--	4,788	97	--	4,885	4,885	1,822
12 Skyline Drive (B) (H)	1999	1999	--	1,562	3,254	844	1,320	4,340	5,660	1,853
15 Skyline Drive (B) (H)	1989	1997	--	--	7,449	546	--	7,995	7,995	3,111
17 Skyline Drive (A) (H)	1989	1997	--	--	7,269	1,161	--	8,430	8,430	2,930
19 Skyline Drive (A)	1982	1997	--	2,355	34,254	1,189	2,356	35,442	37,798	13,597
Tarrytown										
200 White Plains Road (A)	1982	1997	--	378	8,367	2,045	378	10,412	10,790	3,916
220 White Plains Road (A)	1984	1997	--	367	8,112	1,635	367	9,747	10,114	3,644
230 White Plains Road (D)	1984	1997	--	124	1,845	107	124	1,952	2,076	714
White Plains										
1 Barker Avenue (A)	1975	1997	--	208	9,629	2,187	207	11,817	12,024	4,181
3 Barker Avenue (A)	1983	1997	--	122	7,864	2,250	122	10,114	10,236	4,430
50 Main Street (A)	1985	1997	--	564	48,105	11,866	564	59,971	60,535	21,892
11 Martine Avenue (A)	1987	1997	--	127	26,833	8,352	127	35,185	35,312	12,842
1 Water Street (A)	1979	1997	--	211	5,382	1,099	211	6,481	6,692	2,705
Yonkers										
100 Corporate Boulevard (B)	1987	1997	--	602	9,910	1,515	602	11,425	12,027	4,477
200 Corporate Boulevard South (B)	1990	1997	--	502	7,575	1,468	502	9,043	9,545	3,103
1 Enterprise Boulevard (E)	N/A	1997	--	1,379	--	1	1,380	--	1,380	--
1 Executive Boulevard (A)	1982	1997	--	1,104	11,904	3,267	1,105	15,170	16,275	6,006

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

				Initial Costs		Costs Capitalized	Gross Amount at Which Carried at Close of Period (F)			
Property Location	Year Built	Acquired	Related Encumbrances	Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (G)
2 Executive Boulevard (D)	1986	1997	--	89	2,439	100	89	2,539	2,628	911
3 Executive Boulevard (A)	1987	1997	--	385	6,256	1,560	385	7,816	8,201	2,834
4 Executive Plaza (B)	1986	1997	--	584	6,134	2,061	584	8,195	8,779	3,913
6 Executive Plaza (B)	1987	1997	--	546	7,246	1,478	546	8,724	9,270	3,014
1 Odell Plaza (B)	1980	1997	--	1,206	6,815	2,145	1,206	8,960	10,166	3,137
3 Odell Plaza (A)	1984	2003	--	1,322	4,777	2,319	1,322	7,096	8,418	2,189
5 Odell Plaza (B)	1983	1997	--	331	2,988	882	331	3,870	4,201	1,544
7 Odell Plaza (B)	1984	1997	--	419	4,418	622	419	5,040	5,459	1,935
PENNSYLVANIA										
Chester County										
Berwyn										
1000 Westlakes Drive (A)	1989	1997	--	619	9,016	546	619	9,562	10,181	3,720
1055 Westlakes Drive (A)	1990	1997	--	1,951	19,046	3,908	1,951	22,954	24,905	9,712
1205 Westlakes Drive (A)	1988	1997	--	1,323	20,098	2,943	1,323	23,041	24,364	8,856
1235 Westlakes Drive (A)	1986	1997	--	1,417	21,215	3,711	1,418	24,925	26,343	9,801
Delaware County										
Lester										
100 Stevens Drive (A)	1986	1996	--	1,349	10,018	3,915	1,349	13,933	15,282	6,038
200 Stevens Drive (A)	1987	1996	--	1,644	20,186	6,558	1,644	26,744	28,388	11,206
300 Stevens Drive (A)	1992	1996	--	491	9,490	1,710	491	11,200	11,691	4,586
Media										
1400 Providence Rd, Center I (A)	1986	1996	--	1,042	9,054	2,881	1,042	11,935	12,977	4,832
1400 Providence Rd, Center II (A)	1990	1996	--	1,543	16,464	4,659	1,544	21,122	22,666	8,373
Montgomery County										
Bala Cynwyd										
150 Monument Road (A)	1981	2004	--	2,845	14,780	4,110	2,845	18,890	21,735	4,247
Blue Bell										
4 Sentry Park (A)	1982	2003	--	1,749	7,721	1,004	1,749	8,725	10,474	1,942
5 Sentry Park East (A)	1984	1996	--	642	7,992	3,590	642	11,582	12,224	4,107
5 Sentry Park West (A)	1984	1996	--	268	3,334	616	268	3,950	4,218	1,441
16 Sentry Park West (A)	1988	2002	--	3,377	13,511	2,190	3,377	15,701	19,078	5,299
18 Sentry Park West (A)	1988	2002	--	3,515	14,062	2,157	3,515	16,219	19,734	5,397
King of Prussia										
2200 Renaissance Blvd (A)	1985	2002	16,171	5,347	21,453	(9,121)	3,126	14,553	17,679	4,934
Lower Providence										
1000 Madison Avenue (A)	1990	1997	--	1,713	12,559	3,393	1,714	15,951	17,665	6,213
Plymouth Meeting										
1150 Plymouth Meeting Mall (A)	1970	1997	--	125	499	31,474	6,219	25,879	32,098	10,076
CONNECTICUT										
Fairfield County										
Norwalk										
40 Richards Avenue (A)	1985	1998	--	1,087	18,399	4,809	1,087	23,208	24,295	7,585
Stamford										
1266 East Main Street (A)	1984	2002	15,531	6,638	26,567	5,263	6,638	31,830	38,468	9,184
419 West Avenue (B)	1986	1997	--	4,538	9,246	2,248	4,538	11,494	16,032	4,575

MACK-CALI REALTY CORPORATION
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2011
(dollars in thousands)

SCHEDULE III

Property Location	Year Built	Acquired	Related Encumbrances	Initial Costs Land	Initial Costs Building and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period (F) Land	Gross Amount Building and Improvements	Gross Amount Total	Accumulated Depreciation (G)
500 West Avenue (B)	1988	1997	--	415	1,679	61	415	1,740	2,155	643
550 West Avenue (B)	1990	1997	--	1,975	3,856	202	1,975	4,058	6,033	1,494
600 West Avenue (B)	1999	1999	--	2,305	2,863	839	2,305	3,702	6,007	1,150
650 West Avenue (B)	1998	1998	--	1,328	--	3,360	1,328	3,360	4,688	1,242
DISTRICT OF COLUMBIA										
Washington,										
1201 Connecticut Avenue, NW (A)	1940	1999	--	14,228	18,571	4,294	14,228	22,865	37,093	7,666
1400 L Street, NW (A)	1987	1998	--	13,054	27,423	7,246	13,054	34,669	47,723	13,128
MARYLAND										
Prince George's County										
Greenbelt										
Capital Office Park Parcel A (E)	N/A	2009	--	840	--	7	847	--	847	--
9200 Edmonston Road (A)	1973/03	2006	4,479	1,547	4,131	474	1,547	4,605	6,152	1,056
6301 Ivy Lane (A)	1979/95	2006	5,899	5,168	14,706	1,312	5,168	16,018	21,186	2,662
6303 Ivy Lane (A)	1980/03	2006	--	5,115	13,860	596	5,115	14,456	19,571	2,698
6305 Ivy Lane (A)	1982/95	2006	6,245	5,615	14,420	385	5,615	14,805	20,420	2,654
6404 Ivy Lane (A)	1987	2006	--	7,578	20,785	1,301	7,578	22,086	29,664	3,915
6406 Ivy Lane (A)	1991	2006	--	7,514	21,152	7	7,514	21,159	28,673	3,071
6411 Ivy Lane (A)	1984/05	2006	--	6,867	17,470	1,106	6,867	18,576	25,443	3,497
Lanham										
4200 Parliament Place (A)	1989	1998	--	2,114	13,546	975	1,393	15,242	16,635	5,899
Projects Under Development and Developable Land			--	112,587	5,715	--	112,587	5,715	118,302	64
Furniture, Fixtures and Equipment			--	--	--	4,465	--	4,465	4,465	3,508
TOTALS			$739,448	$761,081	$3,644,041	$874,648	$773,026	$4,506,744	$5,279,770	$1,409,163

(A) Office Property
(B) Office/Flex Property
(C) Industrial/Warehouse Property
(D) Stand-alone Retail Property
(E) Land Lease
(F) The aggregate cost for federal income tax purposes at December 31, 2011 was approximately $3.2 billion.
(G) Depreciation of buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.
(H) This property is located on land leased by the Company.

MACK-CALI REALTY CORPORATION
NOTE TO SCHEDULE III

Changes in rental properties and accumulated depreciation for the periods ended December 31, 2011, 2010 and 2009 are as follows: *(dollars in thousands)*

	2011	2010	2009
Rental Properties			
Balance at beginning of year	$5,216,720	$5,186,208	$4,963,780
Additions	91,716	86,455	282,122
Properties sold	--	(16,052)	--
Impairment charge on rental property	--	(12,560)	--
Retirements/disposals	(28,666)	(27,331)	(59,694)
Balance at end of year	$5,279,770	$5,216,720	$5,186,208
Accumulated Depreciation			
Balance at beginning of year	$1,278,985	$1,153,223	$1,040,778
Depreciation expense	158,559	158,318	155,613
Properties sold	--	(2,091)	--
Impairment charge on rental property	--	(3,256)	(1,009)
Retirements/disposals	(28,381)	(27,209)	(42,159)
Balance at end of year	$1,409,163	$1,278,985	$1,153,223

MACK-CALI REALTY CORPORATION

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mack-Cali Realty Corporation
(Registrant)

Date: February 8, 2012

/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and
Chief Financial Officer
(principal accounting officer and
principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ WILLIAM L. MACK William L. Mack	Chairman of the Board	February 8, 2012
/S/ MITCHELL E. HERSH Mitchell E. Hersh	President and Chief Executive Officer and Director (principal executive officer)	February 8, 2012
/S/ BARRY LEFKOWITZ Barry Lefkowitz	Executive Vice President and Chief Financial Officer (principal accounting officer and principal financial officer)	February 8, 2012
/S/ ALAN S. BERNIKOW Alan S. Bernikow	Director	February 8, 2012
/S/ JOHN R. CALI John R. Cali	Director	February 8, 2012
/S/ KENNETH M. DUBERSTEIN Kenneth M. Duberstein	Director	February 8, 2012

Name	Title	Date
/S/ NATHAN GANTCHER Nathan Gantcher	Director	February 8, 2012
/S/ DAVID S. MACK David S. Mack	Director	February 8, 2012
/S/ ALAN G. PHILIBOSIAN Alan G. Philibosian	Director	February 8, 2012
/S/ IRVIN D. REID Irvin D. Reid	Director	February 8, 2012
/S/ VINCENT TESE Vincent Tese	Director	February 8, 2012
/S/ ROBERT F. WEINBERG Robert F. Weinberg	Director	February 8, 2012
/S/ ROY J. ZUCKERBERG Roy J. Zuckerberg	Director	February 8, 2012

MACK-CALI REALTY CORPORATION

EXHIBIT INDEX

Exhibit Number	Exhibit Title
3.1	Articles of Restatement of Mack-Cali Realty Corporation dated September 18, 2009 (filed as Exhibit 3.2 to the Company's Form 8-K dated September 17, 2009 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Mack-Cali Realty Corporation dated June 10, 1999 (filed as Exhibit 3.2 to the Company's Form 8-K dated June 10, 1999 and incorporated herein by reference).
3.3	Amendment No. 1 to the Amended and Restated Bylaws of Mack-Cali Realty Corporation dated March 4, 2003, (filed as Exhibit 3.3 to the Company's Form 10-Q dated March 31, 2003 and incorporated herein by reference).
3.4	Amendment No. 2 to the Mack-Cali Realty Corporation Amended and Restated Bylaws dated May 24, 2006 (filed as Exhibit 3.1 to the Company's Form 8-K dated May 24, 2006 and incorporated herein by reference).
3.5	Second Amended and Restated Agreement of Limited Partnership of Mack-Cali Realty, L.P. dated December 11, 1997 (filed as Exhibit 10.110 to the Company's Form 8-K dated December 11, 1997 and incorporated herein by reference).
3.6	Amendment No. 1 to the Second Amended and Restated Agreement of Limited Partnership of Mack-Cali Realty, L.P. dated August 21, 1998 (filed as Exhibit 3.1 to the Company's and the Operating Partnership's Registration Statement on Form S-3, Registration No. 333-57103, and incorporated herein by reference).
3.7	Second Amendment to the Second Amended and Restated Agreement of Limited Partnership of Mack-Cali Realty, L.P. dated July 6, 1999 (filed as Exhibit 10.1 to the Company's Form 8-K dated July 6, 1999 and incorporated herein by reference).
3.8	Third Amendment to the Second Amended and Restated Agreement of Limited Partnership of Mack-Cali Realty, L.P. dated September 30, 2003 (filed as Exhibit 3.7 to the Company's Form 10-Q dated September 30, 2003 and incorporated herein by reference).
3.9	Certificate of Designation of Series B Preferred Operating Partnership Units of Limited Partnership Interest of Mack-Cali Realty, L.P. (filed as Exhibit 10.101 to the Company's Form 8-K dated December 11, 1997 and incorporated herein by reference).
3.10	Certificate of Designation for the 8% Series C Cumulative Redeemable Perpetual Preferred Operating Partnership Units dated March 14, 2003 (filed as Exhibit 3.2 to the Company's Form 8-K dated March 14, 2003 and incorporated herein by reference).
4.1	Indenture dated as of March 16, 1999, by and among Mack-Cali Realty, L.P., as issuer, Mack-Cali Realty Corporation, as guarantor, and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to the Operating Partnership's Form 8-K dated March 16, 1999 and incorporated herein by reference).
4.2	Supplemental Indenture No. 1 dated as of March 16, 1999, by and among Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Operating Partnership's Form 8-K dated March 16, 1999 and incorporated herein by reference).

Exhibit Number	Exhibit Title
4.3	Supplemental Indenture No. 2 dated as of August 2, 1999, by and among Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.4 to the Operating Partnership's Form 10-Q dated June 30, 1999 and incorporated herein by reference).
4.4	Supplemental Indenture No. 3 dated as of December 21, 2000, by and among Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Operating Partnership's Form 8-K dated December 21, 2000 and incorporated herein by reference).
4.5	Supplemental Indenture No. 4 dated as of January 29, 2001, by and among Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Operating Partnership's Form 8-K dated January 29, 2001 and incorporated herein by reference).
4.6	Supplemental Indenture No. 5 dated as of December 20, 2002, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Operating Partnership's Form 8-K dated December 20, 2002 and incorporated herein by reference).
4.7	Supplemental Indenture No. 6 dated as of March 14, 2003, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated March 14, 2003 and incorporated herein by reference).
4.8	Supplemental Indenture No. 7 dated as of June 12, 2003, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated June 12, 2003 and incorporated herein by reference).
4.9	Supplemental Indenture No. 8 dated as of February 9, 2004, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated February 9, 2004 and incorporated herein by reference).
4.10	Supplemental Indenture No. 9 dated as of March 22, 2004, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated March 22, 2004 and incorporated herein by reference).
4.11	Supplemental Indenture No. 10 dated as of January 25, 2005, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated January 25, 2005 and incorporated herein by reference).
4.12	Supplemental Indenture No. 11 dated as of April 15, 2005, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated April 15, 2005 and incorporated herein by reference).
4.13	Supplemental Indenture No. 12 dated as of November 30, 2005, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated November 30, 2005 and incorporated herein by reference).
4.14	Supplemental Indenture No. 13 dated as of January 24, 2006, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated January 18, 2006 and incorporated herein by reference).
4.15	Supplemental Indenture No. 14 dated as of August 14, 2009, by and between Mack-Cali Realty, L.P., as issuer, and Wilmington Trust Company, as trustee (filed as Exhibit 4.2 to the Company's Form 8-K dated August 14, 2009 and incorporated herein by reference).

Exhibit Number	Exhibit Title
4.16	Deposit Agreement dated March 14, 2003 by and among Mack-Cali Realty Corporation, EquiServe Trust Company, N.A., and the holders from time to time of the Depositary Receipts described therein (filed as Exhibit 4.1 to the Company's Form 8-K dated March 14, 2003 and incorporated herein by reference).
10.1	Amended and Restated Employment Agreement dated as of July 1, 1999 between Mitchell E. Hersh and Mack-Cali Realty Corporation (filed as Exhibit 10.2 to the Company's Form 10-Q dated June 30, 1999 and incorporated herein by reference).
10.2	Letter Agreement dated December 9, 2008 by and between Mack-Cali Realty Corporation and Mitchell E. Hersh (filed as Exhibit 10.4 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.3	Second Amended and Restated Employment Agreement dated as of July 1, 1999 between Barry Lefkowitz and Mack-Cali Realty Corporation (filed as Exhibit 10.6 to the Company's Form 10-Q dated June 30, 1999 and incorporated herein by reference).
10.4	Letter Agreement dated December 9, 2008 by and between Mack-Cali Realty Corporation and Barry Lefkowitz (filed as Exhibit 10.5 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.5	Second Amended and Restated Employment Agreement dated as of July 1, 1999 between Roger W. Thomas and Mack-Cali Realty Corporation (filed as Exhibit 10.7 to the Company's Form 10-Q dated June 30, 1999 and incorporated herein by reference).
10.6	Letter Agreement dated December 9, 2008 by and between Mack-Cali Realty Corporation and Roger W. Thomas (filed as Exhibit 10.8 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.7	Employment Agreement dated as of December 5, 2000 between Michael Grossman and Mack-Cali Realty Corporation (filed as Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).
10.8	Letter Agreement dated December 9, 2008 by and between Mack-Cali Realty Corporation and Michael Grossman (filed as Exhibit 10.6 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.9	Employment Agreement dated as of May 9, 2006 by and between Mark Yeager and Mack-Cali Realty Corporation (filed as Exhibit 10.15 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.10	Letter Agreement dated December 9, 2008 by and between Mack-Cali Realty Corporation and Mark Yeager (filed as Exhibit 10.7 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.11	Agreement and Release by and between Michael Grossman and the Company dated January 12, 2012 (filed as Exhibit 10.1 to the Company's Form 8-K dated January 12, 2012 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.12	Form of Multi-Year Restricted Share Award Agreement (filed as Exhibit 10.1 to the Company's Form 8-K dated September 12, 2007 and incorporated herein by reference).
10.13	Form of Tax Gross-Up Agreement (filed as Exhibit 10.2 to the Company's Form 8-K dated September 12, 2007 and incorporated herein by reference).
10.14	Form of Restricted Share Award Agreement effective December 9, 2008 by and between Mack-Cali Realty Corporation and each of Mitchell E. Hersh, Barry Lefkowitz, Michael Grossman, Mark Yeager and Roger W. Thomas (filed as Exhibit 10.1 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.15	Form of Restricted Share Award Agreement effective December 9, 2008 by and between Mack-Cali Realty Corporation and each of William L. Mack, Alan S. Bernikow, John R. Cali, Kenneth M. Duberstein, Nathan Gantcher, David S. Mack, Alan G. Philibosian, Dr. Irvin D. Reid, Vincent Tese, Robert F. Weinberg and Roy J. Zuckerberg (filed as Exhibit 10.2 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.16	Form of Restricted Share Award Agreement effective December 8, 2009 by and between Mack-Cali Realty Corporation and each of Mitchell E. Hersh, Barry Lefkowitz, Michael Grossman, Mark Yeager and Roger W. Thomas (filed as Exhibit 10.1 to the Company's Form 8-K dated December 8, 2009 and incorporated herein by reference).
10.17	Form of Restricted Share Award Agreement effective December 8, 2009 by and between Mack-Cali Realty Corporation and each of William L. Mack, Martin S. Berger, Alan S. Bernikow, John R. Cali, Kenneth M. Duberstein, Nathan Gantcher, David S. Mack, Alan G. Philibosian, Dr. Irvin D. Reid, Vincent Tese and Roy J. Zuckerberg (filed as Exhibit 10.2 to the Company's Form 8-K dated December 8, 2009 and incorporated herein by reference).
10.18	Form of Restricted Share Award Agreement effective December 7, 2010 by and between Mack-Cali Realty Corporation and each of Mitchell E. Hersh, Barry Lefkowitz, Michael Grossman and Roger W. Thomas (filed as Exhibit 10.1 to the Company's Form 8-K dated December 7, 2010 and incorporated herein by reference).
10.19	Form of Restricted Share Award Agreement effective December 7, 2010 by and between Mack-Cali Realty Corporation and each of William L. Mack, Alan S. Bernikow, John R. Cali, Kenneth M. Duberstein, Nathan Gantcher, David S. Mack, Alan G. Philibosian, Dr. Irvin D. Reid, Vincent Tese, Robert F. Weinberg and Roy J. Zuckerberg (filed as Exhibit 10.2 to the Company's Form 8-K dated December 7, 2010 and incorporated herein by reference).
10.20	Form of Restricted Share Award Agreement effective December 6, 2011 by and between Mack-Cali Realty Corporation and each of Mitchell E. Hersh, Barry Lefkowitz, Michael Grossman and Roger W. Thomas (filed as Exhibit 10.1 to the Company's Form 8-K dated December 6, 2011 and incorporated herein by reference).
10.21	Form of Restricted Share Award Agreement effective December 6, 2011 by and between Mack-Cali Realty Corporation and each of William L. Mack, Alan S. Bernikow, John R. Cali, Kenneth M. Duberstein, Nathan Gantcher, David S. Mack, Alan G. Philibosian, Dr. Irvin D. Reid, Vincent Tese, Robert F. Weinberg and Roy J. Zuckerberg (filed as Exhibit 10.2 to the Company's Form 8-K dated December 6, 2011 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.22	Amended and Restated Revolving Credit Agreement dated as of September 27, 2002, among Mack-Cali Realty, L.P. and JPMorgan Chase Bank, Fleet National Bank and Other Lenders Which May Become Parties Thereto with JPMorgan Chase Bank, as administrative agent, swing lender and fronting bank, Fleet National Bank and Commerzbank AG, New York and Grand Cayman branches as syndication agents, Bank of America, N.A. and Wells Fargo Bank, National Association, as documentation agents, and J.P. Morgan Securities Inc. and Fleet Securities, Inc, as arrangers (filed as Exhibit 10.1 to the Company's Form 8-K dated September 27, 2002 and incorporated herein by reference).
10.23	Second Amended and Restated Revolving Credit Agreement among Mack-Cali Realty, L.P., JPMorgan Chase Bank, N.A., Bank of America, N.A., and other lending institutions that are or may become a party to the Second Amended and Restated Revolving Credit Agreement dated as of November 23, 2004 (filed as Exhibit 10.1 to the Company's Form 8-K dated November 23, 2004 and incorporated herein by reference).
10.24	Extension and Modification Agreement dated as of September 16, 2005 by and among Mack-Cali Realty, L.P., JPMorgan Chase Bank, N.A., as administrative agent, and the several Lenders party thereto (filed as Exhibit 10.1 to the Company's Form 8-K dated September 16, 2005 and incorporated herein by reference).
10.25	Second Modification Agreement dated as of July 14, 2006 by and among Mack-Cali Realty, L.P., JPMorgan Chase Bank, N.A., as administrative agent, and the several Lenders party thereto (filed as Exhibit 10.1 to the Company's Form 8-K dated July 14, 2006 and incorporated herein by reference).
10.26	Extension and Third Modification Agreement dated as of June 22, 2007 by and among Mack-Cali Realty, L.P., JPMorgan Chase Bank, N.A., as administrative agent, and the several Lenders party thereto (filed as Exhibit 10.1 to the Company's Form 8-K dated June 22, 2007 and incorporated herein by reference).
10.27	Fourth Modification Agreement dated as of September 21, 2007 by and among Mack Cali Realty, L.P., JPMorgan Chase Bank, N.A., as administrative agent and the several Lenders party thereto (filed as Exhibit 10.1 to the Company's Form 8-K dated September 21, 2007 and incorporated herein by reference).
10.28	Amended and Restated Master Loan Agreement dated as of November 12, 2004 among Mack-Cali Realty, L.P., and Affiliates of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P., as Borrowers, Mack-Cali Realty Corporation and Mack-Cali Realty L.P., as Guarantors and The Prudential Insurance Company of America, as Lender (filed as Exhibit 10.1 to the Company's Form 8-K dated November 12, 2004 and incorporated herein by reference).
10.29	Contribution and Exchange Agreement among The MK Contributors, The MK Entities, The Patriot Contributors, The Patriot Entities, Patriot American Management and Leasing Corp., Cali Realty, L.P. and Cali Realty Corporation, dated September 18, 1997 (filed as Exhibit 10.98 to the Company's Form 8-K dated September 19, 1997 and incorporated herein by reference).
10.30	First Amendment to Contribution and Exchange Agreement, dated as of December 11, 1997, by and among the Company and the Mack Group (filed as Exhibit 10.99 to the Company's Form 8-K dated December 11, 1997 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.31	Employee Stock Option Plan of Mack-Cali Realty Corporation (filed as Exhibit 10.1 to the Company's Post-Effective Amendment No. 1 to Form S-8, Registration No. 333-44443, and incorporated herein by reference).
10.32	Director Stock Option Plan of Mack-Cali Realty Corporation (filed as Exhibit 10.2 to the Company's Post-Effective Amendment No. 1 to Form S-8, Registration No. 333-44443, and incorporated herein by reference).
10.33	2000 Employee Stock Option Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8, Registration No. 333-52478, and incorporated herein by reference), as amended by the First Amendment to the 2000 Employee Stock Option Plan (filed as Exhibit 10.17 to the Company's Form 10-Q dated June 30, 2002 and incorporated herein by reference).
10.34	Amended and Restated 2000 Director Stock Option Plan (filed as Exhibit 10.2 to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-8, Registration No. 333-100244, and incorporated herein by reference).
10.35	Mack-Cali Realty Corporation 2004 Incentive Stock Plan (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8, Registration No. 333-116437, and incorporated herein by reference).
10.36	Deferred Compensation Plan for Directors (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8, Registration No. 333-80081, and incorporated herein by reference).
10.37	Amended and Restated Mack-Cali Realty Corporation Deferred Compensation Plan for Directors (filed as Exhibit 10.3 to the Company's Form 8-K dated December 9, 2008 and incorporated herein by reference).
10.38	Indemnification Agreement by and between Mack-Cali Realty Corporation and William L. Mack dated October 22, 2002 (filed as Exhibit 10.101 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.39	Indemnification Agreement by and between Mack-Cali Realty Corporation and Mitchell E. Hersh dated October 22, 2002 (filed as Exhibit 10.102 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.40	Indemnification Agreement by and between Mack-Cali Realty Corporation and Martin S. Berger dated December 11, 1997 (filed as Exhibit 10.103 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.41	Indemnification Agreement by and between Mack-Cali Realty Corporation and Alan S. Bernikow dated May 20, 2004 (filed as Exhibit 10.104 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.42	Indemnification Agreement by and between Mack-Cali Realty Corporation and John R. Cali dated October 22, 2002 (filed as Exhibit 10.105 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.43	Indemnification Agreement by and between Mack-Cali Realty Corporation and Kenneth M. Duberstein dated September 13, 2005 (filed as Exhibit 10.106 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.44	Indemnification Agreement by and between Mack-Cali Realty Corporation and Nathan Gantcher dated October 22, 2002 (filed as Exhibit 10.107 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.45	Indemnification Agreement by and between Mack-Cali Realty Corporation and David S. Mack dated December 11, 1997 (filed as Exhibit 10.108 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.46	Indemnification Agreement by and between Mack-Cali Realty Corporation and Alan G. Philibosian dated October 22, 2002 (filed as Exhibit 10.109 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.47	Indemnification Agreement by and between Mack-Cali Realty Corporation and Irvin D. Reid dated October 22, 2002 (filed as Exhibit 10.110 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.48	Indemnification Agreement by and between Mack-Cali Realty Corporation and Vincent Tese dated October 22, 2002 (filed as Exhibit 10.111 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.49	Indemnification Agreement by and between Mack-Cali Realty Corporation and Robert F. Weinberg dated October 22, 2002 (filed as Exhibit 10.112 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.50	Indemnification Agreement by and between Mack-Cali Realty Corporation and Roy J. Zuckerberg dated October 22, 2002 (filed as Exhibit 10.113 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.51	Indemnification Agreement by and between Mack-Cali Realty Corporation and Barry Lefkowitz dated October 22, 2002 (filed as Exhibit 10.114 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.52	Indemnification Agreement by and between Mack-Cali Realty Corporation and Michael Grossman dated October 22, 2002 (filed as Exhibit 10.115 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.53	Indemnification Agreement by and between Mack-Cali Realty Corporation and Roger W. Thomas dated October 22, 2002 (filed as Exhibit 10.116 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.54	Indemnification Agreement by and between Mack-Cali Realty Corporation and Mark Yeager dated May 9, 2006 (filed as Exhibit 10.117 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.55	Indemnification Agreement dated October 22, 2002 by and between Mack-Cali Realty Corporation and John Crandall (filed as Exhibit 10.29 to the Company's Form 10-Q dated September 30, 2002 and incorporated herein by reference).
10.56	Second Amendment to Contribution and Exchange Agreement, dated as of June 27, 2000, between RMC Development Company, LLC f/k/a Robert Martin Company, LLC, Robert Martin Eastview North Company, L.P., the Company and the Operating Partnership (filed as Exhibit 10.44 to the Company's Form 10-K dated December 31, 2002 and incorporated herein by reference).
10.57	Limited Partnership Agreement of Meadowlands Mills/Mack-Cali Limited Partnership by and between Meadowlands Mills Limited Partnership, Mack-Cali Meadowlands Entertainment L.L.C. and Mack-Cali Meadowlands Special L.L.C. dated November 25, 2003 (filed as Exhibit 10.1 to the Company's Form 8-K dated December 3, 2003 and incorporated herein by reference).
10.58	Redevelopment Agreement by and between the New Jersey Sports and Exposition Authority and Meadowlands Mills/Mack-Cali Limited Partnership dated December 3, 2003 (filed as Exhibit 10.2 to the Company's Form 8-K dated December 3, 2003 and incorporated herein by reference).
10.59	First Amendment to Redevelopment Agreement by and between the New Jersey Sports and Exposition Authority and Meadowlands Mills/Mack-Cali Limited Partnership dated October 5, 2004 (filed as Exhibit 10.54 to the Company's Form 10-Q dated September 30, 2004 and incorporated herein by reference).
10.60	Letter Agreement by and between Mack-Cali Realty Corporation and The Mills Corporation dated October 5, 2004 (filed as Exhibit 10.55 to the Company's Form 10-Q dated September 30, 2004 and incorporated herein by reference).
10.61	First Amendment to Limited Partnership Agreement of Meadowlands Mills/Mack-Cali Limited Partnership by and between Meadowlands Mills Limited Partnership, Mack-Cali Meadowlands Entertainment L.L.C. and Mack-Cali Meadowlands Special L.L.C. dated as of June 30, 2005 (filed as Exhibit 10.66 to the Company's Form 10-Q dated June 30, 2005 and incorporated herein by reference).
10.62	Mack-Cali Rights, Obligations and Option Agreement by and between Meadowlands Developer Limited Partnership, Meadowlands Limited Partnership, Meadowlands Developer Holding Corp., Meadowlands Mack-Cali GP, L.L.C., Mack-Cali Meadowlands Special, L.L.C., Baseball Meadowlands Mills/Mack-Cali Limited Partnership, A-B Office Meadowlands Mack-Cali Limited Partnership, C-D Office Meadowlands Mack-Cali Limited Partnership, Hotel Meadowlands Mack-Cali Limited Partnership and ERC Meadowlands Mills/Mack-Cali Limited Partnership dated November 22, 2006 (filed as Exhibit 10.92 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).
10.63	Redemption Agreement by and among Meadowlands Developer Limited Partnership, Meadowlands Developer Holding Corp., Mack-Cali Meadowlands entertainment L.L.C., Mack-Cali Meadowlands Special L.L.C., and Meadowlands Limited Partnership dated November 22, 2006 (filed as Exhibit 10.93 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.64	Contribution and Exchange Agreement by and between Mack-Cali Realty, L.P. and Tenth Springhill Lake Associates L.L.L.P., Eleventh Springhill Lake Associates L.L.L.P., Twelfth Springhill Lake Associates L.L.L.P., Fourteenth Springhill Lake Associates L.L.L.P., each a Maryland limited liability limited partnership, Greenbelt Associates, a Maryland general partnership, and Sixteenth Springhill Lake Associates L.L.L.P., a Maryland limited liability limited partnership, and certain other natural persons, dated as of November 21, 2005 (filed as Exhibit 10.69 to the Company's Form 10-K dated December 31, 2005 and incorporated herein by reference).
10.65	Membership Interest Purchase and Contribution Agreement by and among Mr. Stanley C. Gale, SCG Holding Corp., Mack-Cali Realty Acquisition Corp. and Mack-Cali Realty, L.P. dated as of March 7, 2006 (filed as Exhibit 10.1 to the Company's Form 8-K dated March 7, 2006 and incorporated herein by reference).
10.66	Amendment No. 1 to Membership Interest Purchase and Contribution Agreement dated as of March 31, 2006 (filed as Exhibit 10.1 to the Company's Form 8-K dated March 28, 2006 and incorporated herein by reference).
10.67	Amendment No. 2 to Membership Interest Purchase and Contribution Agreement dated as of May 9, 2006 (filed as Exhibit 10.1 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.68	Amendment No. 8 to Membership Interest Purchase and Contribution Agreement by and among Mr. Stanley C. Gale, SCG Holding Corp., Mack-Cali Realty Acquisition Corp. and Mack-Cali Realty, L.P. dated as of May 23, 2007 (filed as Exhibit 10.1 to the Company's Form 8-K dated May 23, 2007 and incorporated herein by reference).
10.69	Contribution and Sale Agreement by and among Gale SLG NJ LLC, a Delaware limited liability company, Gale SLG NJ MEZZ LLC, a Delaware limited liability company, and Gale SLG RIDGEFIELD MEZZ LLC, a Delaware limited liability company and Mack-Cali Ventures L.L.C. dated as of March 7, 2006 (filed as Exhibit 10.2 to the Company's Form 8-K dated March 7, 2006 and incorporated herein by reference).
10.70	First Amendment to Contribution and Sale Agreement by and among GALE SLG NJ LLC, a Delaware limited liability company, GALE SLG NJ MEZZ LLC, a Delaware limited liability company, and GALE SLG RIDGEFIELD MEZZ LLC, a Delaware limited liability company, and Mack-Cali Ventures L.L.C., a Delaware limited liability company, dated as of May 9, 2006 (filed as Exhibit 10.4 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.71	Non-Portfolio Property Interest Contribution Agreement by and among Mr. Stanley C. Gale, Mr. Mark Yeager, GCF II Investor LLC, The Gale Investments Company, LLC, Gale & Wentworth Vreeland, LLC, Gale Urban Solutions LLC, MSGW-ONE Campus Investors, LLC, Mack-Cali Realty Acquisition Corp. and Mack-Cali Realty, L.P. dated as of May 9, 2006 (filed as Exhibit 10.2 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.72	Loan Agreement by and among the entities set forth on Exhibit A, collectively, as Borrowers, and Gramercy Warehouse Funding I LLC, as Lender, dated May 9, 2006 (filed as Exhibit 10.5 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.73	Promissory Note of One Grande SPE LLC, 1280 Wall SPE LLC, 10 Sylvan SPE LLC, 5 Independence SPE LLC, 1 Independence SPE LLC, and 3 Becker SPE LLC, as Borrowers, in favor of Gramercy Warehouse Funding I, LLC, as Lender, in the principal amount of $90,286,551 dated May 9, 2006 (filed as Exhibit 10.6 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.74	Mortgage, Security Agreement and Fixture Filing by and between 4 Becker SPE LLC, as Borrower, and Wachovia Bank, National Association, as Lender, dated May 9, 2006 (filed as Exhibit 10.7 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.75	Promissory Note of 4 Becker SPE LLC, as Borrower, in favor of Wachovia Bank, National Association, as Lender, in the principal amount of $43,000,000 dated May 9, 2006 (filed as Exhibit 10.8 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.76	Mortgage, Security Agreement and Fixture Filing by and between 210 Clay SPE LLC, as Borrower, and Wachovia Bank, National Association, as Lender, dated May 9, 2006 (filed as Exhibit 10.9 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.77	Promissory Note of 210 Clay SPE LLC, as Borrower, in favor of Wachovia Bank, National Association, as Lender, in the principal amount of $16,000,000 dated May 9, 2006 (filed as Exhibit 10.10 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.78	Mortgage, Security Agreement and Fixture Filing by and between 5 Becker SPE LLC, as Borrower, and Wachovia Bank, National Association, as Lender, dated May 9, 2006 (filed as Exhibit 10.11 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.79	Promissory Note of 5 Becker SPE LLC, as Borrower, in favor of Wachovia Bank, National Association, as Lender, in the principal amount of $15,500,000 dated May 9, 2006 (filed as Exhibit 10.12 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.80	Mortgage, Security Agreement and Fixture Filing by and between 51 CHUBB SPE LLC, as Borrower, and Wachovia Bank, National Association, as Lender, dated May 9, 2006 (filed as Exhibit 10.13 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.81	Promissory Note of 51 CHUBB SPE LLC, as Borrower, in favor of Wachovia Bank, National Association, as Lender, in the principal amount of $4,500,000 dated May 9, 2006 (filed as Exhibit 10.14 to the Company's Form 8-K dated May 9, 2006 and incorporated herein by reference).
10.82	Agreement of Sale and Purchase dated August 9, 2006 by and between Mack-Cali Realty, L.P. and Westcore Properties AC, LLC (filed as Exhibit 10.91 to the Company's Form 10-Q dated September 30, 2006 and incorporated herein by reference).
10.83	First Amendment to Agreement of Sale and Purchase dated September 6, 2006 by and between Mack-Cali Realty, L.P. and Westcore Properties AC, LLC (filed as Exhibit 10.92 to the Company's Form 10-Q dated September 30, 2006 and incorporated herein by reference).
10.84	Second Amendment to Agreement of Sale and Purchase dated September 15, 2006 by and between Mack-Cali Realty, L.P. and Westcore Properties AC, LLC (filed as Exhibit 10.93 to the Company's Form 10-Q dated September 30, 2006 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.85	Agreement of Sale and Purchase dated September 25, 2006 by and between Phelan Realty Associates L.P., 795 Folsom Realty Associates L.P. and Westcore Properties AC, LLC (filed as Exhibit 10.94 to the Company's Form 10-Q dated September 30, 2006 and incorporated herein by reference).
10.86	Membership Interest Purchase and Contribution Agreement dated as of December 28, 2006, by and among NKFGMS Owners, LLC, The Gale Construction Services Company, L.L.C., NKFFM Limited Liability Company, Scott Panzer, Ian Marlow, Newmark & Company Real Estate, Inc. d/b/a Newmark Knight Frank, and Mack-Cali Realty, L.P (filed as Exhibit 10.117 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).
10.87	Operating Agreement of NKFGMS Owners, LLC (filed as Exhibit 10.118 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).
10.88	Loans, Sale and Services Agreement dated December 28, 2006 by and between Newmark & Company Real Estate, Inc. d/b/a Newmark Knight Frank, Mack-Cali Realty, L.P., and Newmark Knight Frank Global Management Services, LLC (filed as Exhibit 10.119 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).
10.89	Term Loan Agreement among Mack-Cali Realty, L.P. and JPMorgan Chase Bank, N.A. as Administrative Agent, J.P. Morgan Securities Inc. as Arranger, and other lender which may become parties to this Agreement dated November 29, 2006 (filed as Exhibit 10.120 to the Company's Form 10-K dated December 31, 2006 and incorporated herein by reference).
10.90	Agreement of Purchase and Sale among SLG Broad Street A LLC and SLG Broad Street C LLC, as Sellers, and M-C Broad 125 A L.L.C. and M-C Broad 125 C L.L.C., as Purchasers, dated as of March 15, 2007 (filed as Exhibit 10.121 to the Company's Form 10-Q dated March 31, 2007 and incorporated herein by reference).
10.91	Agreement of Purchase and Sale among 500 West Putnam L.L.C., as Seller, and SLG 500 West Putnam LLC, as Purchaser, dated as of March 15, 2007 (filed as Exhibit 10.122 to the Company's Form 10-Q dated March 31, 2007 and incorporated herein by reference).
10.92	Letter Agreement by and between Mack-Cali Realty, L.P., Mack-Cali Realty Acquisition Corp., Mack-Cali Belmar Realty, LLC, M-C Belmar, LLC, Mr. Stanley C. Gale, SCG Holding Corp., Mr. Mark Yeager, GCF II Investor LLC, The Gale Investments Company, LLC, Gale & Wentworth Vreeland, LLC, Gale Urban Solutions LLC, MSGW-ONE Campus Investors, LLC and Gale/Yeager Investments LLC dated October 31, 2007 (filed as Exhibit 10.128 to the Company's Form 10-Q dated September 30, 2007 and incorporated herein by reference).
10.93	Mortgage and Security Agreement and Financing Statement dated October 28, 2008 between M-C Plaza V L.L.C., Cal-Harbor V Urban Renewal Associates, L.P., Cal-Harbor V Leasing Associates L.L.C., as Mortgagors and The Northwestern Mutual Life Insurance Company and New York Life Insurance Company as Mortgagees (filed as Exhibit 10.131 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.94	Promissory Note of M-C Plaza V L.L.C., Cal-Harbor V Urban Renewal Associates, L.P., Cal-Harbor V Leasing Associates L.L.C., as Borrowers, in favor of The Northwestern Mutual Life Insurance Company, as Lender, in the principal amount of $120,000,000, dated October 28, 2008. (filed as Exhibit 10.132 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.95	Promissory Note of M-C Plaza V L.L.C., Cal-Harbor V Urban Renewal Associates, L.P., Cal-Harbor V Leasing Associates L.L.C., as Borrowers, in favor of New York Life Insurance Company, as Lender, in the principal amount of $120,000,000, dated October 28, 2008 (filed as Exhibit 10.133 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.96	Guarantee of Recourse Obligations of Mack-Cali Realty, L.P. in favor of The Northwestern Mutual Life Insurance Company and New York Life Insurance Company dated October 28, 2008 (filed as Exhibit 10.134 to the Company's Form 10-Q dated September 30, 2008 and incorporated herein by reference).
10.97	Amended and Restated Loan Agreement by and among One Grande SPE LLC, 1280 Wall SPE LLC, 10 Sylvan SPE LLC, 5 Independence SPE LLC, 1 Independence SPE LLC, and 3 Becker SPE LLC, collectively, as Borrowers and Gramercy Warehouse Funding I LLC, as Lender, dated April 29, 2009 (filed as Exhibit 10.144 to the Company's Form 10-Q dated March 31, 2009 and incorporated herein by reference).
10.98	Amended and Restated Promissory Note of One Grande SPE LLC, 1280 Wall SPE LLC, 10 Sylvan SPE LLC, 5 Independence SPE LLC, 1 Independence SPE LLC, and 3 Becker SPE LLC, as Borrowers, in favor of Gramercy Warehouse Funding I, LLC, as Lender, dated April 29, 2009 (filed as Exhibit 10.145 to the Company's Form 10-Q dated March 31, 2009 and incorporated herein by reference).
10.99	Limited Liability Company Membership Interest Purchase and Sale Agreement dated April 29, 2009 by and among Gale SLG NJ LLC, Mack-Cali Ventures L.L.C., SLG Gale 55 Corporation LLC and 55 Corporate Partners L.L.C. (filed as Exhibit 10.146 to the Company's Form 10-Q dated March 31, 2009 and incorporated herein by reference).
10.100	Amended and Restated Master Loan Agreement dated as of January 15, 2010 among Mack-Cali Realty, L.P., and Affiliates of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P., as Borrowers, Mack-Cali Realty Corporation and Mack-Cali Realty L.P., as Guarantors and The Prudential Insurance Company of America and VPCM, LLC, as Lenders (filed as Exhibit 10.1 to the Company's Form 8-K dated January 15, 2010 and incorporated herein by reference).
10.101	Partial Recourse Guaranty of Mack-Cali Realty, L.P. dated as of January 15, 2010 to The Prudential Insurance Company of America and VPCM, LLC (filed as Exhibit 10.2 to the Company's Form 8-K dated January 15, 2010 and incorporated herein by reference).
10.102	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Realty, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Centre I in Bergen County, New Jersey (filed as Exhibit 10.165 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.103	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Realty, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Centre II in Bergen County, New Jersey (filed as Exhibit 10.166 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.104	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Realty, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Centre III in Bergen County, New Jersey (filed as Exhibit 10.167 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.105	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Realty, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Centre IV in Bergen County, New Jersey filed as Exhibit 10.168 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.106	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali F Properties, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Centre VII in Bergen County, New Jersey (filed as Exhibit 10.169 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.107	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Chestnut Ridge, L.L.C., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Corp. Center in Bergen County, New Jersey (filed as Exhibit 10.170 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.108	Amended, Restated and Consolidated Mortgage and Security Agreement and Financing Statement dated as of January 15, 2010 by Mack-Cali Realty, L.P., as Borrower, to The Prudential Insurance Company of America and VPCM, LLC, as Mortgagees with respect to Mack-Cali Saddle River in Bergen County, New Jersey (filed as Exhibit 10.171 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.109	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Centre I in Bergen County, New Jersey (filed as Exhibit 10.172 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.110	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of VPCM, LLC with respect to Mack-Cali Centre I in Bergen County, New Jersey (filed as Exhibit 10.173 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.111	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Centre II in Bergen County, New Jersey (filed as Exhibit 10.174 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.112	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of VPCM, LLC with respect to Mack-Cali Centre II in Bergen County, New Jersey (filed as Exhibit 10.175 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.113	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Centre III in Bergen County, New Jersey (filed as Exhibit 10.176 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.114	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of VPCM, LLC with respect to Mack-Cali Centre III in Bergen County, New Jersey (filed as Exhibit 10.177 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.115	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Centre IV in Bergen County, New Jersey (filed as Exhibit 10.178 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.116	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of VPCM, LLC with respect to Mack-Cali Centre IV in Bergen County, New Jersey (filed as Exhibit 10.179 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.117	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali F Properties, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Centre VII in Bergen County, New Jersey (filed as Exhibit 10.180 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.118	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali F Properties, L.P. in favor of VPCM, LLC with respect to Mack-Cali Centre VII in Bergen County, New Jersey (filed as Exhibit 10.181 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.119	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Chestnut Ridge, L.L.C. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Corp. Center in Bergen County, New Jersey (filed as Exhibit 10.182 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.120	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Chestnut Ridge, L.L.C. in favor of VPCM, LLC with respect to Mack-Cali Corp. Center in Bergen County, New Jersey (filed as Exhibit 10.183 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.121	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of The Prudential Insurance Company of America with respect to Mack-Cali Saddle River in Bergen County, New Jersey (filed as Exhibit 10.184 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.122	Amended, Restated and Consolidated Promissory Note dated January 15, 2010 of Mack-Cali Realty, L.P. in favor of VPCM, LLC with respect to Mack-Cali Saddle River in Bergen County, New Jersey (filed as Exhibit 10.185 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.123	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Realty, L.P. with respect to Mack-Cali Centre I in Bergen County, New Jersey (filed as Exhibit 10.186 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.124	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Realty, L.P. with respect to Mack-Cali Centre II in Bergen County, New Jersey (filed as Exhibit 10.187 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.125	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Realty, L.P. with respect to Mack-Cali Centre III in Bergen County, New Jersey (filed as Exhibit 10.188 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.126	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Realty, L.P. with respect to Mack-Cali Centre IV in Bergen County, New Jersey (filed as Exhibit 10.189 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.127	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali F Properties, L.P. with respect to Mack-Cali Centre VII in Bergen County, New Jersey (filed as Exhibit 10.190 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.128	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Chestnut Ridge, L.L.C. with respect to Mack-Cali Corp. Center in Bergen County, New Jersey (filed as Exhibit 10.191 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.129	Recourse Liabilities Guaranty dated January 15, 2010 of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to certain liabilities of Mack-Cali Realty, L.P. with respect to Mack-Cali Saddle River in Bergen County, New Jersey (filed as Exhibit 10.192 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.130	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Centre I in Bergen County, New Jersey (filed as Exhibit 10.193 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).

Exhibit Number	Exhibit Title
10.131	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Centre II in Bergen County, New Jersey (filed as Exhibit 10.194 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.132	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Centre III in Bergen County, New Jersey (filed as Exhibit 10.195 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.133	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Centre IV in Bergen County, New Jersey (filed as Exhibit 10.196 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.134	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali F Properties, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Centre VII in Bergen County, New Jersey (filed as Exhibit 10.197 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.135	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Chestnut Ridge, L.L.C. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Corp. Center in Bergen County, New Jersey (filed as Exhibit 10.198 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.136	Amended and Restated Irrevocable Cross Collateral Guaranty of Payment and Performance dated January 15, 2010 of Mack-Cali Realty, L.P. to The Prudential Insurance Company of America and VPCM, LLC with respect to Mack-Cali Saddle River in Bergen County, New Jersey (filed as Exhibit 10.199 to the Company's Form 10-Q dated September 30, 2010 and incorporated herein by reference).
10.137	Development Agreement dated December 5, 2011 by and between M-C Plaza VI & VII L.L.C. and Ironstate Development LLC (filed as Exhibit 10.1 to the Company's Form 8-K dated December 5, 2011 and incorporated herein by reference).
10.138	Form of Amended and Restated Limited Liability Company Agreement (filed as Exhibit 10.2 to the Company's Form 8-K dated December 5, 2011 and incorporated herein by reference).
10.139	Third Amended and Restated Revolving Credit Agreement among Mack-Cali Realty, L.P., as borrower, and JPMorgan Chase Bank, N.A., as the administrative agent, the other agents listed therein and the lending institutions party thereto and referred to therein dated as of October 21, 2011 (filed as Exhibit 10.134 to the Company's Form 10-Q dated September 30, 2011 and incorporated herein by reference).
12.1*	Calculation of Ratios of Earnings to Fixed Charges.

Exhibit Number	Exhibit Title
12.2*	Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Security Dividends.
21.1*	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1*	Certification of the Company's President and Chief Executive Officer, Mitchell E. Hersh, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Company's Chief Financial Officer, Barry Lefkowitz, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of the Company's President and Chief Executive Officer, Mitchell E. Hersh, and the Company's Chief Financial Officer, Barry Lefkowitz, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.1*	The following financial statements from Mack-Cali Realty Corporation's Annual Report on Form 10-K for the year ended December 31, 2011 formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statement of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

* filed herewith

Exhibit 31.1

MACK-CALI REALTY CORPORATION
Certification

I, Mitchell E. Hersh, certify that:

1. I have reviewed this annual report on Form 10-K of Mack-Cali Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 8, 2012

By: /s/ Mitchell E. Hersh
Mitchell E. Hersh
President and
Chief Executive Officer

Exhibit 31.2

MACK-CALI REALTY CORPORATION
Certification

I, Barry Lefkowitz, certify that:

1. I have reviewed this annual report on Form 10-K of Mack-Cali Realty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 8, 2012

By: /s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Mack-Cali Realty Corporation (the "Company") for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Mitchell E. Hersh, as President and Chief Executive Officer of the Company, and Barry Lefkowitz, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 8, 2012

By: /s/ Mitchell E. Hersh
Mitchell E. Hersh
President and
Chief Executive Officer

Date: February 8, 2012

By: /s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and
Chief Financial Officer

This certification accompanies each Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Mack-Cali's Regional Presence


NY
71
CT
7
107
1
PA
15
18
18
NJ
30
DC
2
9
MD

Executive Offices

343 Thornall Street
Edison, New Jersey 08837-2206
Phone: 732.590.1000
Fax: 732.205.8237
www.mack-cali.com
Email: investorrelations@mack-cali.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204
646.471.3000
www.pwc.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
800.317.4445
Outside U.S. and Canada: 781.575.2724
Hearing Impaired TDD: 800.952.9245
www.computershare.com

Dividend Reinvestment and Stock Purchase Plan

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
800.317.4445
www.computershare.com

Common Stock Listing

New York Stock Exchange (CLI)

Annual Meeting of Stockholders

Stockholders are invited to attend the Annual Meeting of Stockholders to be held at 2 p.m. on Tuesday, June 5, 2012, at the Hyatt Regency Jersey City on the Hudson, Harborside Financial Center, 2 Exchange Place, Jersey City, New Jersey 07302-3901.

Visit Mack-Cali on the Web at www.mack-cali.com.

Design: Graphic Expression Inc, New York City, www.tgenyc.com


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MACK-CALI®
Realty Corporation

www.mack-cali.com